UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10/A
Amendment No. 1
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
SERVISFIRST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-0734029

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3300 Cahaba Road, Suite 300, Birmingham, AL	35223

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (205) 949-0302
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None.	Not Applicable.
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.001
(Title of class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “larger accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Some of our statements contained in this registration statement on Form 10, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 32, are “forward-looking statements” that are based upon our current expectations and projections about current events. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared and may not be realized due to a variety of factors, including, but not limited to, the following:
•	the effects of future economic conditions, including inflation or a continued compression of the residential housing industry;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the effect of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of terrorism and efforts to combat it;

•	credit risks, including credit risks resulting from the devaluation of collateral debt obligations and/or structured investment vehicles on the capital markets to which we currently have no direct exposure.

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any merger, acquisition or other transaction to which we or our subsidiary may from time to time be a party, including our ability to successfully integrate any business that we acquire; and

•	the failure of assumptions underlying the establishment of our allowance for loan losses.
     All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For certain other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” in Item 1a. beginning on page 22.

Item 1. Business.
Overview
     We are a bank holding company within the meaning of the Bank Holding Company Act of 1956 headquartered in Birmingham, Alabama. Through our wholly-owned bank subsidiary, we operate seven full service banking offices located in Jefferson, Shelby, Madison and Montgomery Counties of the metropolitan statistical areas (hereinafter, and more commonly, referred to as MSAs) of Birmingham-Hoover, Huntsville and Montgomery, Alabama. As of December 31, 2007, we had total assets of approximately $838.2 million, total loans of approximately $675.3 million, total deposits of approximately $762.7 million and total stockholders’ equity of approximately $72.2 million.
     We were originally incorporated as a Delaware corporation in August 2007 for the purpose of acquiring all of the common stock of ServisFirst Bank, an Alabama banking corporation (separately referred to herein as the “Bank”), formed on April 28, 2005 and commenced operations on May 2, 2005. On November 29, 2007, we became the sole shareholder of the Bank by virtue of a plan of reorganization and agreement of merger pursuant to which a wholly-owned subsidiary formed for the purpose of the reorganization was merged with and into the Bank with the Bank surviving and each shareholder of the Bank exchanged their shares of the Bank’s common stock for an equal number of shares of our common stock.
     We were organized to facilitate the Bank’s ability to serve its customers’ requirements for financial services. The holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions, the provision of additional banking-related services which the traditional commercial bank may not provide under present laws and additional financing alternatives such as the issuance of trust preferred securities. We have no present plans to acquire any operating subsidiaries in addition to the Bank, but we may make acquisitions in the future if we deem them to be in the best interest of our stockholders. Any such acquisitions would be subject to applicable regulatory approvals and requirements. However, we do plan to issue trust preferred securities for the purpose of increasing our capital base if and when we deem market conditions to be acceptable.
     We are headquartered at 3300 Cahaba Road, Suite 300, Birmingham, Alabama 35223 (Jefferson County). In addition to the Jefferson County headquarters, the Bank currently operates through two offices in the Birmingham-Hoover, Alabama MSA (one office in Jefferson County and one office in North Shelby County), two offices in the Huntsville, Alabama MSA (Madison County) and two offices in the Montgomery, Alabama MSA (Montgomery County) which constitute our primary service areas. We also serve certain adjacent areas to our primary service areas. Our principal business is to accept deposits from the public and to make loans and other investments. Our principal source of funds for loans and investments are demand, time, savings, and other deposits (including negotiable orders of withdrawal, or NOW accounts) and the amortization and prepayment of loans and borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments and service charges. Our principal expenses are interest paid on savings and other deposits (including NOW accounts), interest paid on our other borrowings, employee compensation, office expenses and other overhead expenses.
Markets
     Service Area
     We draw most of our customer deposits and conduct most of our lending transactions from Jefferson and Shelby Counties of the Birmingham-Hoover, Alabama MSA. We believe that Birmingham, which is the focal point of the Bank’s current primary service area and the largest city in Alabama, is a thriving community offering features attractive to businesses and industries including: a viable economic base, strong infrastructures, availability of a trained labor force, population diversity, highly educated population and good schools, readily available health care and low crime rate. Birmingham is located in central Alabama approximately 90 miles northwest of Montgomery, Alabama, 146 miles west of Atlanta, Georgia, and 148 miles southwest of Chattanooga, Tennessee. Birmingham is intersected by U.S. Interstates 20, 59 and 65. Jefferson County includes the major business area of downtown Birmingham. North Shelby County also encompasses a growing business community and affluent residential areas.

With two offices in Jefferson County and one in north Shelby County, we believe we are well positioned to access the most affluent areas of the Birmingham-Hoover MSA.
     We also operate in Madison County of the Huntsville, Alabama MSA and Montgomery County of the Montgomery, Alabama MSA. We believe the Huntsville market offers substantial growth as one of the strongest technology economies in the nation, with over 300 companies performing sophisticated government, commercial and university research. Huntsville has one of the highest concentrations of engineers in the United States and one of the highest concentrations of Ph.D.s. Huntsville is located in North Alabama off U.S. Interstate 65 between Birmingham and Nashville, Tennessee. Montgomery is the capital and one of the largest cities in Alabama and home to the Hyundai Motor Manufacturing plant which began production in May 2005. Montgomery is located in central Alabama between Birmingham and Mobile, Alabama and is intersected by U.S. Interstates 65 (connecting Birmingham and Mobile, Alabama) and 85 (connecting Montgomery to Atlanta, Georgia). With two offices in each of Madison and Montgomery Counties, we believe that we have a base of banking resources to service such counties.
     We conduct a general consumer and commercial banking business, emphasizing personal banking services to commercial firms, professionals and affluent consumers located in our service areas. We believe the current market, as well as the prospects for the future, presents opportunity for a locally owned and operated financial institution. Specifically, we believe that our primary service areas will be in need of local institutions to service customer and deposit attrition resulting from the recent acquisitions of Alabama headquartered banks including SouthTrust Corporation by Wachovia Corporation, AmSouth Bank by Regions Bank, Compass Bank by Banco Bilbao Vizcaya Argentaria and Alabama National Bancorporation (operating as First American Bank) by RBC Centura Banks. We believe that a community-based bank such as the Bank can better identify and serve local relationship banking needs than can an office or subsidiary of such larger banking institutions.
     Local Economy of Service Areas
     Birmingham. We believe that Jefferson and Shelby Counties offer us a growing and diverse economic base in which to operate. From 2000 to 2007, Jefferson and Shelby Counties’ population increased a combined 4.0%. In comparison, the growth rate in the state of Alabama was 2.3% during the same period. From 2008 to 2012, the total population of Jefferson and Shelby Counties is projected to grow from 837,488 to 856,840, representing a 2.3% total growth rate, and the number of households in the Birmingham area is expected to expand by approximately 3.1% between 2008 and 2012. As measured by population, Jefferson County is the largest county in Alabama, largely due to the size of the city of Birmingham.
     The median household income in Jefferson and Shelby Counties in 2007 was $48,449, and the average household income was $67,125. From 2000 to 2007, the average household income rose 21.8% in Jefferson and Shelby Counties. According to the American City Business Journals, Birmingham is reported to have had an income growth rate over the past 25 years of 292% which is the highest in the 100 top metropolitan areas.
     The economic makeup of the Birmingham area is very diverse. Even though Birmingham once depended on the steel industry to provide most of the employment in the city, Birmingham is now home to a diverse array of industries. Birmingham is a center for finance, health care, education, manufacturing, research, engineering, transportation, construction and distribution. Despite the recent acquisitions of SouthTrust Bank and Compass Bank, Birmingham still serves as the headquarters for four Fortune 1,000 companies, Regions Bank, Vulcan Materials, HealthSouth Corporation and Protective Life Corp., which continues to foster a well-rounded business community that we believe will continue to attract businesses to the area. Moreover, Birmingham serves as headquarters to six of the country’s top-performing private companies on the elite Forbes 500 list including O’Neal Steel and Drummond Coal.
     In recent years, Birmingham’s technology sector, health care sector and manufacturing sector have grown substantially. Birmingham is home to the largest nonprofit independent research laboratory in the Southeast, Southern Research Institute. Additionally, the University of Alabama at Birmingham ranks among the top medical centers in securing federal research and development funds. Finally, Mercedes-Benz U.S. International and Honda Motor Company have each built automobile assembly plants in the area which have provided tremendous growth in

Birmingham’s manufacturing sector. The presence of these firms provides an opportunity for us to market our products and services to businesses and professionals.
     Unless otherwise stated, the foregoing and other pertinent data can be found on the Birmingham Regional Chamber of Commerce’s and the FDIC’s websites.
     Huntsville. Huntsville, Madison County, is the life-center for North Alabama and has seen steady growth since the 1960’s. Today there are nearly one million people within a 50-mile radius of Huntsville. The metropolitan population is diverse and rich in culture, with many residents moving into the area as a technology destination from all 50 states and numerous countries including Japan, Korea and Germany. According to the 2006 U.S. Census, the Huntsville, Alabama MSA (which includes Madison and Limestone Counties) had a population of 362,459 people, up 5.9% from the 2000 U.S. Census, and Madison County’s population was 304,307 in 2006, up 10.0% from the 2000 Census. According to the 2000 U.S. Census, the average household income was $55,343 for the Huntsville MSA, $57,220 for Madison County, $55,856 for the City of Huntsville and $72,432 for the City of Madison.
     We believe that Huntsville offers substantial growth as one of the strongest technology economies in the nation and one of the highest concentrations of engineers and Ph.D.s in the United States. Huntsville has a number of major government programs including NASA programs such as the Space Station and Space Shuttle Propulsion and U.S. Army programs such as the National Missile Defense and Army Aviation. Huntsville has also grown to be one of the largest research parks in the world and was ranked No. 1 in the state for announced new and expanding jobs in 2004 through 2006 according to the Alabama Development Office, and Huntsville announced more than 3,500 more jobs in 2007. Huntsville has been one of Forbes Best Cities for Business for five years in a row including 2007. The Wall Street Journal named Huntsville one of the United States Top 10 cities for business vitality in June 2007. Huntsville is home to the highest concentration of Inc. 500 companies in the United States and also a number of offices of Fortune 500 companies. Major employers in Huntsville include, among others, the U.S. Army/Redstone Arsenal, the Boeing Company, NASA/Marshall Space Flight Center, Intergraph Corporation, Seimens VDO Automotive, ADTRAN, Inc., Northrop Grumman, LG Electronics, Inc., Lockheed Martin and Toyota Motor Manufacturing of Alabama.
     In September 2005, the Base Realignment and Closure Commission, or BRAC, approved the relocation of the majority of the United States Missile Defense Agency’s development and management work, along with the headquarters of the Army Space & Missile Defense Command, to Huntsville. Furthermore, BRAC approved the movement of the Army Materiel Command to Huntsville, which is expected to create up to 5,000 military, civilian and contractor jobs for the Redstone Arsenal and another 10,000 support jobs. The Pentagon has until 2010 to complete the relocations. Huntsville has also been selected as the home for the new Hudson-Alpha Institute for Biotechnology. The Institute will include a 260,000 square foot main building expected to be completed in 2009 and expects employment of 1,063 people. Verizon Wireless has built a 152,000 square foot Alabama headquarters and customer service center in Thorton Research Park in which it has invested $44 million and expects to create 1,300 new jobs in the area. Furthermore, the continued expansions of various resident employers will add jobs such as BAE Systems’ facility addition, which is expected to add 80 jobs; Analytical Services’ new headquarters, which is expected to add 200 new jobs over three years; Dynetics’ new building, which is expected to create 420 new jobs; and a new corporate headquarters for Applied Data Technology, which is expected to add 50 new jobs. Other employers are simply adding jobs in existing facilities, such as Boeing, which is adding 300 new jobs and Lockheed Martin, which is adding approximately 200 new jobs.
     The foregoing and other pertinent data is available on the Huntsville/Madison County Chamber of Commerce’s and the FDIC’s websites.
     Montgomery. Montgomery is the second largest city and is the capital of Alabama. We have identified Montgomery as a high growth market for us as it has led Alabama in job growth from 1990 to 2006. Over that 17 year period, the Montgomery County employment base has grown by 22%, the number of unemployed persons had dropped by 31% and the labor force has increased by 19%. The hospitality and tourism industry has grown by almost 100% from $287 million in 1995 to $570 million in 2006, an average compound growth rate of 6% per year. The area’s wealth has grown by 100% from a total personal income of $3.9 billion in 1990 to approximately $7.8 billion in 2005 and more than 10,000 jobs were created in the last three years constituting almost 33% of the total net jobs created over the last 17 years. The areas’ per capita income grew from $18,500 in 1990 to $35,130 in 2005, an increase of 90%. Today, Montgomery County has the third highest per capita income in the state behind only Shelby and Jefferson counties. Montgomery has remained the fourth most populated county in Alabama.
     More than $1 billion has been spent on the revitalization of downtown Montgomery and the Riverfront development including over $180 million on a downtown four star hotel complex as well as $29 million on the renovation of the adjacent Convention Center. Downtown Montgomery also has a new $35 million baseball stadium as well a new intermodal parking facility and two additional parking decks are in progress. Also, the Montgomery Regional Airport has just completed a $40 million renovation and expansion project.
     As its capital city, the State of Alabama employs approximately 9,500 persons in Montgomery as well as numerous service providers. Montgomery is also home to Maxwell Gunter Air Force Base which employs 12,280 persons and the Air University, the worldwide center for US Air Force education. In May of 2005, Hyundai Motor Manufacturing Alabama opened its Montgomery manufacturing plant which was built with a capital investment of over $1.4 billion. That plant now employs over 3,500 people and is now producing two Hyundai models and has been further expanded with the addition of a new engine plant. That engine plant will also serve the new Kia manufacturing facility currently being built in West Point Georgia. The area has also benefited from the nearly 30 top tier Hyundai suppliers who have invested over $550 million in new plant facilities producing almost 8,000 additional jobs.
     The foregoing and other pertinent data can be found on the Montgomery Area Chamber of Commerce’s and the FDIC’s websites and recent publications of the Montgomery Area Chamber of Commerce, including an article written for them by Dr. Keivan Deravi, Ph. D., a professor of economics at Auburn University Montgomery.
Competition
     We currently conduct business principally through our seven banking offices. Based upon the latest data available on the FDIC’s website as of June 30, 2007, and our records, our total deposits in the Birmingham-Hoover MSA ranked 10th among 44 financial institutions, and represented approximately 2.01% of the total deposits in the Birmingham-Hoover MSA. Our total deposits in the Huntsville MSA would rank us 11th among 20 financial institutions, and represented approximately 2.63% of the total deposits in the Huntsville MSA. We were not operating in Montgomery in June 2007, the date of the latest FDIC data. Currently, we have two offices in Montgomery. Together, deposits in Jefferson, Shelby and Madison Counties represented approximately 0.87% of all the deposits in the State of Alabama.

			Total		Market
	Number of	Our Market	Market		Share
Market	Branches	Deposits	Deposits	Ranking	Percentage
		(Dollar amounts in millions)
Alabama:
Birmingham-Hoover MSA	3	$548.5	$23,961.4	10/44	2.01%
Huntsville MSA	2	96.4	5,112.9	11/20	1.65%
     Our retail and commercial divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Office locations, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel are also important competitive factors that we emphasize.
     Many other commercial or savings institutions currently have offices in our primary market areas. These institutions include many of the largest banks operating in Alabama, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Virtually every type of competitor for business of the type we serve has offices in Birmingham, Huntsville and Montgomery, Alabama. In our Birmingham, Huntsville and Montgomery market areas, our six largest competitors are generally Regions Bank, Wachovia Bank, Royal Bank of Canada, Compass Bank, Colonial Bank and First Commercial Bank. These institutions, as well as other competitors of ours, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.
Deposit Growth
     Total deposits in Jefferson and Shelby Counties grew from approximately $14.5 billion in June 2001 to approximately $21.1 billion in June 2007, representing a compound average annual growth rate of approximately 6.5% over the period. While we expect this trend to continue as the population and income figures in the counties grow, it may not do so. Deposits in Madison County grew from approximately $3.2 billion in June 2001 to approximately $5.0 billion in June 2007, representing a compound average annual growth rate of approximately 7.8% over the period. With the BRAC relocations, the new biotechnology institute and overall growth of the technology industry in Madison County, we believe that Madison County is poised for increased growth and that many local affluent professionals and small business customers will do their banking with local, autonomous institutions that offer a higher level of personalized service. Finally, deposits in Montgomery County grew from approximately $2.9 billion in June 2001 to approximately $4.8 billion in June 2007, representing a compound average annual growth rate of approximately 8.8% over the period. With the Hyundai Motor Manufacturing plant and surrounding suppliers and the revitalization of downtown Montgomery, we believe that Montgomery County is poised for continued and possible increased growth and believe, as in our other markets, that many local affluent professionals and small business customers will do their banking with local, autonomous institutions that offer a higher level of personalized service.
Business Strategy
     Management Philosophy
     Our philosophy is to operate as an urban bank emphasizing prompt, personalized customer service to the individuals and businesses located in our primary service areas. We believe this philosophy has attracted and will continue to attract customers and capture market share historically controlled by other financial institutions operating in the market. Our management and employees will focus on recognizing customers’ needs and delivering products and services to meet those targeted needs. We aggressively market to businesses, professionals and affluent consumers that may be underserved by the large regional banks that operate in their service areas. We believe that local ownership and control allows us to serve customers more efficiently and effectively and will aid in our growth and success.
     Operating Strategy
     In order to achieve the level of prompt, responsive service that we believe is necessary to attract customers and to develop our image as an urban bank with a community focus, we have employed the following operating strategies:
•	Quality Employees. We strive to hire highly trained and seasoned staff. Staff are trained to answer questions about all of our products and services so that the first employee the customer encounters can usually resolve most questions the customer may have.

•	Experienced Senior Management. Our senior management has extensive experience in the banking industry, as well as substantial business and banking contacts in the Birmingham-Hoover, Huntsville and Montgomery, Alabama MSAs.

•	Relationship Banking. We focus on cross-selling financial products and services to our customers. Our customer-contact employees are highly trained so that they recognize customer needs and can meet those needs with a sophisticated array of products and services offered by us. We view cross-selling as a means to leverage relationships and help provide useful financial services to retain customers, attract new customers and remain competitive.

•	Community-Oriented Directors. Our board of directors for the holding company and the Bank currently consists of residents of Birmingham, but we also have a non-voting advisory board of directors in each of the Huntsville and Montgomery markets. Each of these directors represent a wide array of business experience and community involvement in the service areas in which they reside. As residents of our primary service area, they are sensitive and responsive to the needs of our proposed customers. In addition, these directors bring substantial business and banking contacts to us.

•	Highly Visible Offices. Our headquarters are highly visible in Birmingham’s south Jefferson County, downtown Huntsville and downtown Montgomery. We believe that a highly visible headquarters building gives us a powerful presence in the market.

•	Individual Customer Focus. We focus on providing individual service and attention to our target customers, which include privately-held businesses with $2 million to $100 million in sales, professionals and affluent consumers. As our employees, officers and directors become familiar with our customers on an individual basis, they are able to respond to credit requests quickly.

•	Market Segmentation and Advertising. We utilize traditional advertising media such as local periodicals and local event sponsorships to increase awareness of us. The majority of our marketing and advertising efforts, however, are focused on leveraging our management’s and directors’ existing relationship network.

•	Telephone and Internet Banking Services. We offer various banking services by telephone through a 24-hour voice response unit and through Internet banking arrangements.
     Growth Strategy
     Since we believe that growth and expansion of our operations are significant factors in our success, we have implemented the following growth strategies:
•	Capitalize on Community Orientation. We seek to capitalize on the extensive relationships that our directors and stockholders have with businesses and professionals in the Birmingham, Huntsville and Montgomery markets. We believe that these market sectors are not adequately served by the existing banks in such areas.

•	Emphasize Local Decision-Making. We emphasize local decision-making by experienced bankers. We believe this helps us attract local businesses and service-minded customers.

•	Offer Fee-Generating Products and Services. Our range of services, pricing strategies, interest rates paid and charged, and hours of operation are structured to attract our target customers and increase our market share. We strive to offer the businessperson, professional, entrepreneur and consumer the best loan services available while pricing these services competitively.

•	Office Strategy. We have opened two offices in Jefferson County, one, our headquarters in the Mountain Brook, Alabama area in 2005, and one in downtown Birmingham in 2006, one in north Shelby County in the Greystone area in 2006, two offices in Huntsville in 2006 and two offices in Montgomery in 2007.
Lending Services
     Lending Policy
     Our lending policies have been established to support the banking needs of our primary market areas. Consequently, we aggressively seek good loans within a limited geographic area. Our original business plan projected that approximately 70% of our loans would be commercial and industrial loans to small businesses and consumer loans to individuals. As of December 31, 2007, only 35.99% of our $675.3 million of loans consisted of commercial and industrial loans to small businesses and consumer loans to individuals and owner-occupied commercial real estate. Our remaining loans are real estate loans including acquisition and development loans, construction loans and income property commercial real estate loans. We compete for these loans with competitors who are well-established in our primary service areas and have greater resources and lending limits than we do.
     Our loan portfolio as of December 31, 2007 was comprised as follows:

	Dollar	Percentage of
Loan Type	amount	portfolio
	(In thousands)
Commercial, financial and agricultural	$219,684	32.53%
Real estate — construction	195,238	28.91%
Real estate — mortgage:
Owner occupied commercial	89,014	13.18%
1-4 family	64,325	9.53%
Other	83,663	12.39%

Total	237,002	35.10%

Consumer	23,357	3.46%

Total	$675,281	100.00%

     Loan Approval and Review
     Our loan approval policies provide for various levels of officer lending authority. When the total amount of loans to a single borrower exceeds an individual officer’s lending authority, further approval must be obtained from the regional CEO and/or the Chief Credit Officer, based on our loan policies.
     Commercial Loans
     Commercial lending is directed principally toward businesses and professional service firms whose demand for funds falls within our legal lending limits. We also make loans to small- to medium-sized businesses in our primary service areas for purposes such as new or upgrades to plant and equipment, inventory acquisition and various working capital purposes. Typically, targeted borrowers have annual sales between $2 and $100 million. This category of loans includes loans made to individual, partnership or corporate borrowers, and such loans are obtained for a variety of business purposes. We offer a variety of commercial lending products to meet the needs of business and professional service firms in our service areas. These commercial lending products include seasonal loans, bridge loans and term loans for working capital, expansion of the business, or acquisition of property, plant and equipment. We also offer business lines of credit. The repayment terms of our commercial loans will vary according to the needs of each customer.
     Commercial loans will usually be collateralized. Generally, business assets are used and may consist of general intangibles, inventory, equipment or real estate. Collateral is subject to risk relative to conversion to a liquid asset if necessary as well as risks associated with degree of specialization, mobility and general collectability in a default situation. To mitigate this risk to collateral, it is underwritten to strict standards including valuations and general acceptability based on our ability to monitor its ongoing health and value.
     Our commercial loans are primarily underwritten on the basis of the borrower’s cash flow, expected ability to service its debt from income and degree of management expertise. As a general practice, we take as collateral a security interest in any available real estate, equipment or other personal property, although some commercial loans may be made on an unsecured basis in limited circumstances. This type loan may be subject to many different types of risk, which will differ depending on the particular industry a borrower is engaged in, including fraud, bankruptcy, economic downturn, deteriorated or non-existent collateral and changes in interest rates. General risks to an industry, or segment of an industry, are monitored by senior management on an ongoing basis. When warranted, individual borrowers who may be at risk due to an industry condition may be more closely analyzed and reviewed at a credit review committee or board of directors level. On a regular basis, commercial and industrial borrowers are required to submit statements of financial condition relative to their business to us for review. These statements are analyzed for trends and the loan is assigned a risk grade accordingly. Based on this risk grade, the loan may receive an increased degree of scrutiny by management up to and including additional loss reserves being required.

     Real Estate Loans
     We make commercial real estate loans, construction and development loans and residential real estate loans.
     Commercial Real Estate. Commercial real estate loan terms generally are limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, although rates generally will not be fixed for a period exceeding 60 months. In addition, we generally will require personal guarantees from the principal owners of the property supported by a review by our management of the principal owners’ personal financial statements.
     Commercial real estate offers some risks not found in traditional residential real estate lending. Repayment is dependent upon successful management and marketing of properties and on the level of expense necessary to maintain the property. Repayment of these loans may be adversely affected by conditions in the real estate market or the general economy. Also, commercial real estate loans typically involve relatively large loan balances to a single borrower. To mitigate these risks, we monitor our loan concentration. This type loan generally has a shorter maturity than other loan types giving us an opportunity to reprice, restructure or decline to renew the credit. As with other loans, all commercial real estate loans are graded depending upon strength of credit and performance. A higher risk grade will bring increased scrutiny by our management and the board of directors.
     Construction and Development Loans. We make construction and development loans both on a pre-sold and speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. Construction and development loans are generally made with a term of 12 to 24 months, and interest is paid monthly. The ratio of the loan principal to the value of the collateral as established by independent appraisal typically will not exceed 80% of these residential loans. Speculative loans will be based on the borrower’s financial strength and cash flow position. Loan proceeds will be disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. During times of economic stress, this type loan has typically had a greater degree of risk than other loan types as has been evident in the current credit crisis which has resulted in numerous construction loan defaults among many commercial bank loan portfolios including a number of Alabama based banks. To mitigate that risk, our board of directors and management reviews the entire portfolio on a periodic basis and we internally track these loans closely. On a quarterly basis, the portfolio is segmented by market area to allow analysis of exposure and a comparison to current inventory levels in these areas. We have increased our allocation for loan losses for construction loans from $1.7 million at the end of 2006 to $3.5 million at the end of 2007 as charge-offs for construction loans increased from $38,000 for 2006 to $952,000 for 2007.
     Residential Real Estate Loans. Our residential real estate loans consist of residential second mortgage loans, residential construction loans and traditional mortgage lending for one-to-four family residences. We will originate and maintain fixed rate mortgages with long-term maturity and balloon payments generally not exceeding ten years. The majority of fixed rate loans are sold in the secondary mortgage market. All loans are made in accordance with our appraisal policy, with the ratio of the loan principal to the value of collateral as established by independent appraisal generally not exceeding 80%. Risks associated with these loans are generally less significant than those of other loans and involve fluctuations in the value of real estate, bankruptcies, economic downturn and customer financial problems; however, real estate has recently experienced a period of declining prices which negatively affects real estate collateralized loans but this negative affect has to date been more prevalent in regions of the United States other than our primary service areas; however, there is not assurance that homes in our primary service areas will not experience significant price declines in the future. We have not and do not expect to make any Alt-A or subprime loans.
     Consumer Loans
     We offer a variety of loans to retail customers in the communities we serve. Consumer loans in general carry a moderate degree of risk compared to other loans. They are generally more risky than traditional residential real estate but less risky than commercial loans. Risk of default is usually determined by the well being of the local economies. During times of economic stress there is usually some level of job loss both nationally and locally, which directly affects the ability of the consumer to repay debt. Risk on consumer type loans is generally managed though policy limitations on debt levels consumer borrowers may carry and limitations on loan terms and amounts depending upon collateral type.
     Various types of consumer loans include the following:
•	home equity loans — open and closed end;

•	vehicle financing;

•	loans secured by deposits; and

•	secured and unsecured personal loans.
     The various types of consumer loans all carry varying degrees of risk. Loans secured by deposits carry little or no risk. Home equity lines carry additional risk because of the increased difficulty of converting real estate to cash in the event of a default and have become particularly risky as housing prices decline thereby reducing and in some cases eliminating a home owner’s equity relative to their primary mortgage. To date, homes in our primary service areas have not experienced the price decline of homes in other regions of the United States; however, there is no assurance that homes in our service areas will not experience significant price declines in the future. Our underwriting policy for collateralized consumer loans provides some mitigation to this risk by generally requiring a loan to value ratio of no more than 80% on a collateral type that has historically appreciated in value. We also require the customer to carry adequate insurance coverage to pay all mortgage debt in full if the collateral is destroyed. Vehicle financing carries additional risks over loans secured by real estate in that the collateral is declining in value over the life of the loan and is mobile. Risks inherent in vehicle financing are managed by matching the loan term with the age and remaining useful life of the collateral to try to ensure the customer always has an equity position and is never “upside down.” Collateral is protected by requiring the customer to carry insurance showing us as loss payee. We also have a blanket policy that covers us in the event of a lapse in the borrower’s coverage and also provides assistance in locating collateral when necessary. Secured personal loans carry additional risks over the previous types in that they are generally smaller and made to borrowers with somewhat limited financial resources and credit histories. These loans are secured by a variety of collateral with varying degrees of marketability in the event of default. Risk on these types of loans is managed primarily at the underwriting level with strict adherence to debt to income ratio limitations and conservative collateral valuations. Other unsecured personal loans carry the greatest degree of risk in the consumer portfolio. Without collateral, we are completely dependent on the commitment of the borrower to repay and the stability of the borrower’s income stream. Again, primary risk management occurs at the underwriting stage with strict adherence to debt to income ratios, time in present job and in industry and policy guidelines relative to loan size as a percentage of net worth and liquid assets.
     Commitments and Contingencies
     As of December 31, 2007, we had commitments to extend credit beyond current fundings of approximately $291.9 million, had issued standby letters of credit in the amount of approximately $21.0 million and had commitments for credit card arrangements of approximately $5.8 million. The following table allocates to each loan category our commitments to extend credit beyond current fundings:

		Percentage of
	Dollar	contractual
Loan Type	amount	obligations
	(In thousands)
Commercial, financial and agricultural	$147,287	50.45%
Real estate — construction	91,036	31.18%
Real estate — mortgage	34,077	11.68%
Consumer	19,537	6.69%

Total	$291,937	100.00%

     Policy for Determining the Loan Loss Allowance
     The allowance for loan losses represents our management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. In calculating the adequacy of the loan loss allowance, our management evaluates the following factors:
•	the asset quality of individual loans;

•	changes in the national and local economy and business conditions/development, including underwriting standards, collections, charge off and recovery practices;

•	changes in the nature and volume of the loan portfolio;

•	changes in the experience, ability and depth of our lending staff and management;

•	changes in the trend of the volume and severity of past dues and classified loans; and trends in the volume of non-accrual loans, troubled debt restructurings and other modifications as has occurred in the residential mortgage markets and particularly for residential construction and development loans;

•	possible deterioration in collateral segments or other portfolio concentrations;

•	historical loss experience (when available) used for pools of loans (i.e. collateral types, borrowers, purposes, etc.);

•	changes in the quality of our loan review system and the degree of oversight by our board of directors;

•	the effect of external factors such as competition and the legal and regulatory requirement on the level of estimated credit losses in our current loan portfolio; and

•	off-balance sheet credit risks.
     These factors are evaluated monthly and changes in the asset quality of individual loans are evaluated as needed.
     All of our loans are assigned individual risk grades when underwritten. Following guidelines established by the FDIC and the State of Alabama Department of Banking, we have established minimum general reserves based on the asset quality grade of the loan. General reserve factors are also applied based on historical losses and management’s experience and common industry and regulatory guidelines.
     After a loan is underwritten and booked, it is monitored or reviewed by the account officer, management, internal loan review, and external loan review personnel during the life of the loan. Payment performance is monitored monthly for the entire loan portfolio, account officers contact customers during the course of business and may be able to ascertain if weaknesses are developing with the borrower, independent loan consultants perform an independent review annually, and federal and state banking regulators perform annual reviews of the loan portfolio. If weaknesses develop in an individual loan relationship and are detected, the loan is downgraded and higher reserves are assigned based upon management’s assessment of the weaknesses in the loan that may affect full collection of the debt. If a loan does not appear to be fully collectible as to principal and interest, the loan is recorded as a non-accruing loan and further accrual of interest is discontinued while previously accrued but uncollected interest is reversed against income. If a loan will not be collected in full, the allowance for loan losses is increased to reflect our management’s estimate of potential exposure of loss.
     Our net loan losses to average total loans has decreased to 0.23% for the year ended December 31, 2007 from 0.28% for the year ended December 31, 2006 and 0.53% for the period from May 2, 2005 (date of inception) to December 31, 2005. Historical performance, however, is not an indicator of future performance and forward results could differ materially particularly in the current real estate environment, economy and subprime credit crisis. As of December 31, 2007, we had $4.3 million of non-accrual loans, all of which are real estate loans. We have allocated approximately $3.5 million of our allowance for loan losses for real estate construction loans and have a total loan loss reserve as of December 31, 2007 allocable to specific loan types of $5.5 million. We also currently maintain a general reserve which is not tied to any particular type of loan in the amount of approximately $2.2 million as of December 31, 2007, resulting in a total loan loss reserve of $7.7 million. Our management believes that based upon historical performance, known factors, overall judgment, and regulatory methodologies, that the current methodology used to determine the adequacy of the allowance for loan losses is reasonable even in the face of the current residential housing market defaults plaguing financial institutions in general.
     Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.
     While it is our policy to charge-off in the current period loans for which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, our management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.
Investments
     In addition to loans, we make investments in securities, primarily in mortgaged-backed securities and state and municipal securities. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. The Bank’s board of directors reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to the policy as set by the board of directors. The Bank’s investment policy provides that no more than 40% of its total investment portfolio shall be composed of municipal securities.
     The amortized cost, gross unrealized gains and losses and estimated fair value of our securities as of December 31, 2007 by type of security are shown below.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value
	(Dollars in Thousands)
Securities available for sale as of December 31, 2007:
U.S. Treasury and government agencies	$—	$—	$—	$—
State and municipal securities	24,271	374	(15)	24,630
Mortgage-backed securities	62,162	471	(30)	62,603
Corporate debt	—	—	—	—

Total securities	$86,433	$845	$(45)	$87,233

     We have also made investments in certain restricted securities including stock of the Federal Home Loan Bank in the amount of $952,000, which had a market value as of December 31, 2007 of $952,000, and stock of the First National Banker’s Bank in the amount of $250,000.
Deposit Services
     We seek to establish solid core deposits, including checking accounts, money market accounts, savings accounts and a variety of certificates of deposit and IRA accounts. We currently have no brokered deposits. To attract deposits, the Bank employs an aggressive marketing plan throughout its service areas that features a broad product line and competitive services. The primary sources of core deposits are residents of, and businesses and their employees located in, our market areas. We have obtained deposits primarily through personal solicitation by our officers and directors, reinvestment in the community and our stockholders who have been a substantial source of deposits and referrals. We make deposit services accessible to customers by offering direct, deposit, wire transfer, night depository, banking by mail and remote capture for non-cash items. The following charts reflect our deposits as of December 31, 2007:
Deposits

Type of Deposit	December 31, 2007
(Dollars in Thousands)
Non-interest-bearing demand deposits	$85,018
Interest-bearing demand deposits	69,791
Money market accounts	535,997
Savings accounts	319
Time deposits	11,667
Time deposits, over $100,000	59,891

Total	$762,683

     The scheduled maturities of time deposits at December 31, 2007 are as follows:

		December 31, 2007
	$100,000 or	Less than
Maturity	more	$100,000	Total
		(Dollars in Thousands)
Three months or less	$13,775	$3,183	$16,958
Over three through six months	9,897	2,126	12,023
Over six months through one year	24,650	4,027	28,677
Over one year	11,569	2,331	13,900

Total	$59,891	$11,667	$71,558

Derivatives
     We entered into an interest rate floor with a notional amount of $50 million in order to fix the minimum interest rate on a corresponding amount of our floating-rate loans. This interest rate floor was sold in January 2008, and the related gain will be deferred and amortized to income over the remaining term of the original agreement which terminates on June 22, 2009. The interest rate floor was designated as a cash flow hedge and, as such, the changes in fair value were reflected in other comprehensive income net of tax. Under the terms of the floor, we received monthly a fixed rate of interest of 7.50% if the Wall Street Journal Prime Rate fell to that rate or lower. The estimated fair value of this agreement at December 31, 2007 was approximately $796,000, which is included in other assets in our balance sheet at such date. As there were no differences between the critical terms of the interest rate floor and the hedged loans, we assume no ineffectiveness in the hedging relationship.
     We use derivatives to hedge interest rate exposures associated with mortgage loans held for sale and mortgage loans in process. From time to time, we may enter into derivative financial instruments in the form of forward contracts, as part of our normal asset/liability management strategies. Our obligations under forward contracts consist of “best effort” commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, we regularly extend these rate lock commitments to customers during the loan origination process. The fair values of our forward contract and rate lock commitments to customers as of December 31, 2007 and 2006 were not material and have not been recorded.
Other Banking Services
     Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour telephone banking, direct deposit, Internet banking, traveler’s checks, safe deposit boxes, attorney trust accounts and automatic account transfers. We also participate in a shared network of automated teller machines and a debit card system that its customers are able to use throughout Alabama and in other states and, in certain accounts subject to certain conditions, we rebate to the customer the ATM fees automatically after each business day. Additionally, we offer Visa® credit card services through a correspondent bank as our agent.
Asset, Liability and Risk Management
     We manage our assets and liabilities to provide an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management functions are conducted within the framework of written loan and investment policies. To monitor and manage the interest rate margin and related interest rate risk, we have established interest rate risk policies and procedures to monitor and report on interest rate risk, devise strategies to manage interest rate risk, monitor loan originations and deposit activity and approve all pricing strategies. We attempt to maintain a balanced position between rate-sensitive assets and rate-sensitive liabilities. Specifically, we chart assets and liabilities on a matrix by maturity, effective duration, and interest adjustment period, and endeavor to manage any gaps in maturity ranges.
Seasonality and Cycles
     We do not consider our commercial banking business to be seasonal.
Employees
     We had 120 full-time equivalent employees as of December 31, 2007. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.
Website Address and Corporate Governance Documents
     Our corporate website is www.servisfirstbank.com. We expect to have direct links on this website by May 2008 to our Code of Ethics and the charters for our Audit, Compensation and Corporate Governance and Nominations Committees by clicking on the “Investor Relations” tab. We will also have direct links to our filings with the Securities and Exchange Commission (SEC), including, but not limited to, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and any amendments to these reports. You may also obtain a copy of any such report free of charge from us by requesting such copy in writing to 3300 Cahaba Road, Suite 300, Birmingham, Alabama 35223, Attn.: Investor Relations. This registration statement and accompanying exhibits and all other reports and filings that we file with the SEC will be available for the public to view and copy (at prescribed rates) at the SEC’s Public Reference Room at 100 F Street, Washington, D.C. 20549. You may also obtain copies of such information at the prescribed rates from the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains such reports, proxy and information statements, and other information as we file electronically with the SEC by clicking on http://www.sec.gov.
Supervision and Regulation
     Both we and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not stockholders. The following discussion describes the material elements of the regulatory framework that applies to us.
     ServisFirst Bancshares, Inc.
     Since we own all of the capital stock of the Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the “BHC Act”). As a result, we are primarily subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

     Acquisition of Banks
     The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:
•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.
     Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.
     Under the BHC Act, if adequately capitalized and adequately managed, we or any other bank holding company located in Alabama may purchase a bank located outside of Alabama. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Alabama may purchase a bank located inside Alabama. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. Currently, Alabama law prohibits acquisitions of banks that have been chartered for less than five years. As a result, no bank holding company may acquire control of us until after the fifth anniversary date of the Bank’s incorporation which is April 28, 2010.
     Change in Bank Control.
     Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities and either:
•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.
     Our common stock will become registered under Section 12 of the Exchange Act through this filing with the SEC. The regulations also provide a procedure for challenging the rebuttable presumption of control.
     Permitted Activities
     A bank holding company is generally permitted under the BHC Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:
•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

     Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:
•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.
     Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.
     In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:
•	lending, trust and other banking activities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.
     To qualify to become a financial holding company, the Bank and any other depository institution subsidiary of ours must be well-capitalized and well-managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days’ written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.
     Support of Subsidiary Institutions
     Under Federal Reserve policy, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In addition, any capital loans made by us to the Bank will be repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.
     ServisFirst Bank
     The Bank is subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to the Bank.
     Since the Bank is a commercial bank chartered under the laws of the State of Alabama, it is primarily subject to the supervision, examination and reporting requirements of the Federal Deposit Insurance Corporation (“FDIC”) and the Alabama Department of Banking (the “Alabama Banking Department”). The FDIC and the Alabama Banking Department regularly examine the Bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, the Bank’s deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.
     Branching
     Under current Alabama law, the Bank may open branch offices throughout Alabama with the prior approval of the Alabama Banking Department. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in Alabama. The Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the laws of the applicable state (the foreign state). Alabama law, with limited exceptions, currently permits branching across state lines through interstate mergers.
     Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a de novo branch in the state. A new law was enacted in Alabama providing for such branching by out-of-state banks in the state; conversely, the law provides that an Alabama state bank, such as the Bank, may establish, operate and maintain one or more branches in another state on a de novo basis without having to purchase another bank or its charter in that state. While this new law will increase competition in Alabama by out-of-state banks and financial institutions establishing de novo banks in Alabama, it will also allow us to establish start-up branches in other states without having to incur the expense and costs of a merger or acquisition.
     Prompt Corrective Action
     The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each of the other categories. At December 31, 2007, the Bank qualified for the well-capitalized category.
     Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.
     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.
     FDIC Insurance Assessments
     The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from $.00 to $.27 per $100 of deposit, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay the $780 million in annual interest payments on the $8 billion of Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and our rate has been set at 1.14 cents per $100 of deposits for the first quarter of 2008.
     The FDIC may terminate its insurance of deposits of a bank if it finds that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Under the Federal Deposit Insurance Act (“FDIA”), an FDIC-insured depository institution can be held liable for any loss incurred by, or reasonably expected, to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or receiver and “in danger of default” is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC’s claim for damage is superior to claims of stockholders of the insured depository institution but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.
     Community Reinvestment Act
     The Community Reinvestment Act (“CRA”) requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve or the FDIC will evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open an office or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, we must publicly disclose the terms of various CRA-related agreements.
     Other Regulations
     Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates.
     Federal Laws Applicable to Credit Transactions
     The Bank’s loan operations are subject to federal laws applicable to credit transactions, such as the:
•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provisions of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Service Members’ Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.
     Federal Laws Applicable to Deposit Transactions
     The deposit operations of the Bank are subject to:
•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.
     Capital Adequacy
     We and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (in the case of the holding company) and the FDIC (in the case of the Bank). The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The Bank is also subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.
     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.
     The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2007, our consolidated ratio of total capital to risk-weighted assets was 11.22%, and our ratio of Tier 1 Capital to risk-weighted assets was 10.12%.
     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other banking holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2007, our leverage ratio was 8.40%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.
     Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.
     As of December 31, 2007, the Bank’s most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Our management believes that it is well-capitalized under the prompt corrective action provisions as of December 31, 2007.

					To be well capitalized
					under prompt
			For capital		corrective action
	Actual		adequacy purposes		provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of December 31, 2007:
Total Capital
(to Risk-Weighted Assets)	$78,978	11.22%	$56,306	8%	$70,382	10%
Tier 1 Capital
(to Risk-Weighted Assets)	$71,246	10.12%	$28,152	4%	$42,229	6%
Tier 1 Capital
(to Average Assets)	$71,246	8.40%	$28,065	4%	$35,082	5%
     Payment of Dividends
     We are a legal entity separate and distinct from the Bank. Our principal source of cash flow, including cash flow to pay dividends to our stockholders, is dividends the Bank pays to us as the Bank’s sole shareholder. Statutory and regulatory limitations apply to the Bank’s payment of dividends to us as well as to our payment of dividends to our stockholders. The policy of the Federal Reserve that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Delaware law.
     The Alabama Banking Department also regulates the Bank’s dividend payments and must approve any dividends that the Bank proposes to pay during its first three years of operations (until May 2008) as well as dividend payments that would exceed 50% of the Bank’s net income for the prior year. Under Alabama law, a state chartered bank may not pay a dividend in excess of 90% of its net earnings until the bank’s surplus is equal to at least 20% of its capital. As of December 31, 2007, the Bank’s surplus was equal to 87.42% of the Bank’s capital. The Bank is also required by Alabama law to obtain the prior approval of the Superintendent of the Alabama Banking Department (the “Superintendent”) for its payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank’s net earning (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends, withdrawals or transfers may be made from the Bank’s surplus without the prior written approval of the Superintendent.
     The Bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIC Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. If, in the opinion of the federal banking regulator, the Bank were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulator could require, after notice and a hearing, that it stop or refrain from engaging in the questioned practice.
     No dividends have ever been paid by us and there are no dividends planned to be paid to stockholders in the near future. We anticipate that our earnings, if any, will be held for purposes of enhancing our capital. No assurances can be given that any dividends will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods. Since our primary source of cash to pay dividends would come from dividends we receive from the Bank, we do not expect to be able to pay dividends in the near future.
     Restrictions on Transactions with Affiliates
     We are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:
•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.
     The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

     We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.
     The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. State of Alabama banking laws also have similar provisions.
     Privacy
     Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.
     Consumer Credit Reporting
     On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act (the “FACT Act”), amending the federal Fair Credit Reporting Act (the “FCRA”). These amendments to the FCRA (the “FCRA Amendments”) became effective in 2004.
     The FCRA Amendments include, among other things:
•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	for entities that furnish information to consumer reporting agencies (which would include the Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.
     The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the “opt-out”), subject to certain exceptions. We do not share consumer information between us and the Bank for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because we do not share consumer information between us and the Bank, the limitations on sharing of information for marketing purposes do not have a significant impact on us.
     Anti-Terrorism and Money Laundering Legislation
     The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “USA PATRIOT Act”), the Bank Secrecy Act, and rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.
     Proposed Legislation and Regulatory Action
     New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating or doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.
     Effect of Governmental Monetary Policies
     The Bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict, and have no control over, the nature or impact of future changes in monetary and fiscal policies.
Item 1a. Risk Factors.
     An investment in our common stock involves risks. Before deciding to invest in our common stock, you should carefully consider the risks described below, together with our consolidated financial statements and the related notes and the other information included in this registration statement. The discussion below presents material risks associated with an investment in our common stock. Our business, financial condition and results of speculation could be harmed by any of the following risks or by other risks identified in this registration statement. In such a case, the value of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Industry
Recent unfavorable developments in the residential mortgage and related markets and the economy may adversely affect our business.
     Recently, the residential mortgage market in the United States has experienced an economic downturn that may adversely affect the performance and market value of our residential construction and mortgage loans. Across the United States, delinquencies, foreclosures and losses with respect to residential construction and mortgage loans generally have increased in recent months and may continue to increase. In addition, in recent months, housing prices and appraisal values in many states have declined or at least stopped appreciating after an extended period of significant appreciation resulting in stagnant or declining housing values in the near term. An extended period of flat or declining housing values may result in increased delinquencies and losses on residential construction and mortgage loans. For more detail, see “Risks Related to Our Business” below.
Our profitability is vulnerable to interest rate fluctuations.
     As a financial institution, our earnings can be significantly affected by changes in interest rates, particularly our net interest income, the rate of loan prepayments, the volume and type of loans originated or produced, the sales of loans on the secondary market and the value of our mortgage servicing rights. Our profitability is dependent to a large extent on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing liabilities. We are affected by changes in general interest rate levels and by other economic factors beyond our control.
     Changes in interest rates also affect the average life of loans and mortgage-backed securities. The relatively lower interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities as borrowers have refinanced their mortgages to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are not able to reinvest such prepayments at rates which are comparable to the rates on the prepaid loans or securities.
We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could have a material adverse effect on our profitability.
     We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies including the Federal Reserve, the FDIC and the Alabama Banking Department. Regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and interest rates paid on deposits. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the USA Patriot Act and other statutes relating to anti-money laundering compliance and customer privacy.

     The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. As a new public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 (“SOX”), and the related rules and regulations promulgated by the Securities and Exchange Commission. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that we will be subject to as a public company. In addition, it is possible that the sudden application of these requirements to our business will result in some cultural adjustments and strain our management resources.
     We are currently in the process of conducting a comprehensive review and confirmation of the adequacy of our existing systems and controls as will be required under Section 404 of SOX. We may discover deficiencies in existing systems and controls. If that is the case, we intend to take the necessary steps to correct any deficiencies, and these steps may be costly to us and may strain our management resources. Our inability to comply with SOX and subsequent public disclosure of that fact may result in a decline in the market price for our common stock.
Changes in monetary policies may have a material adverse effect on our business.
     Like all regulated financial institutions, we are affected by monetary policies implemented by the Federal Reserve and other federal instrumentalities. A primary instrument of monetary policy employed by the Federal Reserve is the restriction or expansion of the money supply through open market operations. This instrument of monetary policy frequently causes volatile fluctuations in interest rates, and it can have a direct, material adverse effect on the operating results of financial institutions including our business. Borrowings by the United States government to finance government debt may also cause fluctuations in interest rates and have similar effects on the operating results of such institutions.
Risks Related To Our Business
Our construction and land development loan portfolio is subject to unique risks that could adversely affect earnings.
     Recently, the residential mortgage market in the United States has experienced an economic downturn that may adversely affect the performance and market value of our residential loans, particularly construction and land development loans. Our construction and land development loan portfolio was $195.2 million at December 31, 2007, comprising 28.91% of our total loans. Construction loans are often riskier than home equity loans or residential mortgage loans to individuals. In the event of a general economic slowdown like the one we are currently experiencing, these loans sometimes represent higher risk due to slower sales and reduced cash flow that could negatively affect the borrowers’ ability to repay on a timely basis. We, as well as our competition, have experienced a significant increase in impaired and non-accrual construction and land development loans for which we believe we have adequately reserved. Primarily as a result of the weakness in residential construction in our market areas, our total impaired loans increased $10.9 million to $11.6 million at December 31, 2007, compared to $698,000 at December 31, 2006 of which approximately $9.6 million was residential-construction, and our other real estate owned increased $1.0 million to $1.6 million at December 31, 2007 from $585,000 at December 31, 2006.

     In addition, although regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes, there has been recent regulatory focus on construction, development and other commercial real estate lending. Recent changes in the federal policies applicable to construction, development or other commercial real estate loans subject us to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our profitability or financial condition.
Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations and future prospects.
     Our earnings are affected by our ability to make loans, and thus we could sustain significant loan losses and consequently significant net losses if we incorrectly assess either the creditworthiness of our borrowers resulting in loans to borrowers who fail to repay their loans in accordance with the loan terms or the value of the collateral securing the repayment of their loans, or we fail to detect or respond to a deterioration in our loan quality in a timely manner. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of our allowance for loan losses, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. Also, as we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors. Despite the recent credit crisis and our substantial increase in our impaired and nonaccrual loans as of December 31, 2007 versus December 31, 2006, we believe our allowance for loan losses is adequate. Our allowance for loan losses as of December 31, 2007 was $7.7 million.
     If our assumptions are inaccurate, we may incur loan losses in excess of our current allowance for loan losses and be required to make material additions to our allowance for loan losses which could consequently materially and adversely affect our business, financial condition , results of operations and future prospects.
     However, even if our assumptions are not inaccurate, federal and state regulators periodically review our allowance for loan losses and could require us to materially increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any material increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could consequently materially and adversely affect our business, financial condition, results of operations and future prospects.
Our business strategy includes the continuation of our growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.
     We intend to continue pursuing our growth strategy for our business through organic growth of our loan portfolio. Our prospects must be considered in light of the risks, expenses and difficulties that can be encountered by financial service companies in rapid growth stages, which include the risks associated with the following:
•	maintaining loan quality;

•	maintaining adequate management personnel and information systems to oversee such growth;

•	maintaining adequate control and compliance functions; and

•	securing capital and liquidity needed to support anticipated growth.
     We may not be able to expand our presence in our existing markets or successfully enter new markets, and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth.
Our continued pace of growth will require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital or on terms acceptable to us could adversely affect our financial condition and results of operations ..
     We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Therefore, we will have to raise additional capital to support our continued growth at our current rate. We believe our capital is adequate to meet our immediate needs, but we will need additional capital to maintain our current growth ..
     We would prefer to issue trust preferred securities to capitalize our current growth; however, we do not believe that market conditions are very favorable for the issuance of trust preferred securities at this time. Consequently, if market conditions for trust preferred securities do not become acceptable as of the time we need such additional capital, then we will have to either issue trust preferred securities on less than desirable terms, raise capital through other means such as the issuance of additional common stock which may or may not be on favorable terms, or reduce our rate of growth until market conditions become more favorable. In either of such events , our financial condition and results of operations may be negatively affected due to more expensive capital or our inability to maintain our growth.
Competition from financial institutions and other financial service providers may adversely affect our profitability.
     The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our service areas in Jefferson, Shelby, Madison and Montgomery Counties of the Birmingham-Hoover, Huntsville and Montgomery, Alabama MSAs.
     Additionally, in our service areas, we face competition from de novo community banks, including those with senior management who were previously affiliated with other local or regional banks or those controlled by investor groups with strong local business and community ties. These new, smaller competitors are likely to cater to the same small and medium-size business clientele and with similar relationship-based approaches as we do. Moreover, with their initial capital base to deploy, they could seek to rapidly gain market share by under-pricing the current market rates for loans and paying higher rates for deposits. These de novo community banks may offer higher deposit rates or lower cost loans in an effort to attract our customers, and may attempt to hire our management and employees.
     We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service areas.
Unpredictable economic conditions or a natural disaster in the State of Alabama, particularly the Birmingham-Hoover, Huntsville and Montgomery, Alabama MSAs, may have a material adverse effect on our financial performance.
     The majority of our borrowers and depositors are individuals and businesses located and doing business in Jefferson and Shelby Counties of the Birmingham-Hoover, Alabama MSA. We also have added borrowers and depositors in Madison County of the Huntsville, Alabama MSA since opening offices in Huntsville in 2006, and in Montgomery County in the Montgomery, Alabama MSA since opening offices in Montgomery in 2007. Therefore, our success will depend on the general economic conditions in the State of Alabama, and more particularly Jefferson, Shelby, Madison and Montgomery Counties in Alabama, which we cannot predict with certainty. Unlike many of our larger competitors, the majority of our borrowers are commercial firms, professionals and affluent consumers located and doing business in such local markets. As a result, our operations and profitability may be more adversely affected by a local economic downturn or natural disaster in Alabama, particularly in such markets, than those of larger, more geographically diverse competitors. For example, a downturn in the economy of Jefferson and Shelby Counties, in the economy of Madison County or in the economy of Montgomery County could make it more difficult for our borrowers to repay their loans and may lead to loan losses that we can not offset through operations in other markets until we can expand our markets further.
We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.
     The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures, which may increase our overall expenses and have a material adverse effect on our net income.
We have a limited operating history.
     The Bank was organized on April 28, 2005 and began operations on May 2, 2005. We were formed in August 2007 and became a bank holding company upon consummation of our holding company reorganization on November 29, 2007. Therefore, we only have audited financial statements for the period from May 2, 2005 (date of inception) to December 31, 2007. Consequently, you have limited operating history or financial information to help you decide whether to invest in us or on which to base any estimate of our future earnings.
Lower lending limits than many of our competitors may limit our ability to attract borrowers.
     During our early years of operation, and likely for many years thereafter, our legally mandated lending limits will be lower than those of many of our competitors because we will have less capital than such competitors. Our lower lending limits may discourage borrowers with lending needs that exceed those limits from doing business with us. While we may try to serve these borrowers by selling loan participations to other financial institutions, this strategy may not succeed.

We may not be able to successfully expand into new markets.
     We have opened new offices and operations in two primary markets, Huntsville and Montgomery, Alabama. We may not be able to successfully manage this growth with sufficient human resources, training and operational, financial and technological resources. Any such failure could have a material adverse effect on our operating results and financial condition and our ability to expand into new markets.
Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.
     We may not be able to sustain our historical rate of growth and may not even be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a rising interest rate environment, a strong residential housing market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk.
We are dependent on the services of our management team and board of directors, and the unexpected loss of key officers or directors may adversely affect our operations.
     If any of our or the Bank’s executive officers, other key personnel, or directors leaves us or the Bank, our operations may be adversely affected. In particular, we believe that Thomas A. Broughton III is extremely important to our success and the Bank. Mr. Broughton has extensive executive-level banking experience and is the President and Chief Executive Officer of us and the Bank. If he leaves his position for any reason, our financial condition and results of operations may suffer. The Bank is the beneficiary of a key man life insurance policy on the life of Mr. Broughton in the amount of $5 million. Also, we have hired key officers to run our banking offices in each of the Huntsville and Montgomery, Alabama markets who are extremely important to our success in such markets. If either of them leaves for any reason, our results of operations could suffer in such markets. With the exception of the key officers in charge of our Huntsville and Montgomery banking offices, we do not have employment agreements or non-compete agreements with any of our executive officers including Mr. Broughton. In the absence of these types of agreements, our executive officers are free to resign their employment at any time and accept an offer of employment from another company, including a competitor. Additionally, our directors’ and advisory board members’ community involvement and diverse and extensive local business relationships are important to our success. If the composition of our board of directors changes materially, our business may also suffer. Similarly, if the composition of the respective advisory boards of the Bank change materially, our business may suffer in such markets.
Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.
     Our directors and executive officers, as a group, beneficially owned approximately 16.16% of our outstanding common stock as of December 31, 2007. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.
We are subject to environmental liability risk associated with lending activities.

     A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although management has policies and procedures to perform an environmental review before the loan is recorded and before initiating any foreclosure action on real property, these reviews may not be sufficient to detect environmental hazards.
Risks Related to Our Common Stock
We do not intend to pay dividends on our common stock.
     We have never declared or paid cash dividends on our common stock. We have no current intentions to pay dividends and cannot assure that we will be able to pay dividends in the future. In addition, our ability to pay dividends is subject to regulatory limitations.
     The Alabama Banking Department also regulates the Bank’s dividend payments and must approve any dividends that the Bank proposes to pay during its first three years of operations (until May 2008) as well as dividend payments that would exceed 50% of the Bank’s net income for the prior year. Under Alabama law, a state bank may not pay a dividend in excess of 90% of its net earnings until the bank’s surplus is equal to at least 20% of its capital. As of December 31, 2007, the Bank’s surplus was equal to 87.42% of the Bank’s capital. The Bank is also required by Alabama law to obtain the prior approval of the Superintendent of the Alabama Banking Department (the “Superintendent”) for its payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank’s net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends, withdrawals or transfers may be made from the Bank’s surplus without the prior written approval of the Superintendent.
There are limitations on your ability to transfer your common stock.
     There is no public trading market for the shares of our common stock, and we have no current plans to list our common stock on any exchange. However, brokerage firms may create a market for our common stock on the OTC/Bulletin Board or Pink Sheets without our participation or approval once this registration statement becomes effective. Therefore, there is no assurance that a market will develop in the near future or, if develops, that it will be liquid or active. As a result, stockholders who may wish or need to dispose of all or a part of their investment in our common stock may not be able to do so effectively except by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.
Alabama and Delaware law limits the ability of others to acquire the Bank which may restrict your ability to fully realize the value of your common stock.
     In many cases, stockholders receive a premium for their shares when one company purchases another. However, under Alabama Banking Code Section 5-13B-23(c), no bank or bank holding company may acquire control of the Bank until it has been incorporated for at least five years (which is April 28, 2010 for the Bank). In addition, Alabama and Delaware law makes it difficult for anyone to purchase the Bank or us without approval of our board of directors. Thus, your ability to realize the potential benefits of any sale by us may be limited, even if such sale would represent a greater value for stockholders than our continued independent operation.

Our Certificate of Incorporation authorizes the issuance of preferred stock which could adversely affect holders of our common stock and discourage a takeover of us by a third party.
     Our Certificate of Incorporation authorizes the board of directors to issue up to 1,000,000 shares of preferred stock without any further action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of the shareholders may impede a takeover of us and prevent a transaction favorable to our shareholders.
An investment in our common stock is not an insured deposit.
     Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this Registration Statement on From 10 and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of his investment in our common stock.

Item 2. Financial Information.
Selected Financial Data
     The following table sets forth selected historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included below. Except for the data under “Selected Performance Ratios”, “Asset Quality Ratios”, “Liquidity Ratios”, “Capital Adequacy Ratios” and “Growth Ratios”, the selected historical consolidated financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005 is derived from our audited consolidated financial statements and related notes, which were audited by Mauldin & Jenkins, LLC, independent registered public accounting firm, for the two years ended December 31, 2007 and 2006 and Carr, Riggs & Ingram, L.L.C., independent registered public accounting firm, for the period from May 2, 2005 (date of inception) to December 31, 2005.

	As of and for the years ended December 31,		As of and for the period from May 2, 2005 (date of inception) to December 31,
	2007	2006	2005
	(Dollars in thousands except for share data)
Selected Balance Sheet Data:
Total assets	$838,250	$528,545	$277,963
Total loans	675,281	440,489	249,250
Loans, net	667,549	435,071	246,140
Securities available for sale	87,233	28,119	924
Cash and due from banks	15,756	15,706	4,188
Interest bearing balances with banks	34,068	22	—
Fed funds sold	16,598	37,607	20,725
Mortgage loans held for sale	2,463	2,902	1,778
Restricted equity securities	1,202	805	230
Premises and equipment, net	4,176	2,605	1,400
Deposits	762,683	473,348	244,048
Fed funds purchased	—	—	—
Other borrowings	73	—	—
Other liabilities	2,465	2,353	273
Stockholders’ equity	72,247	52,288	33,469
Selected Income Statement Data:
Interest income	$51,417	$30,610	$6,580
Interest expense	25,872	13,335	2,325
Net interest income	25,545	17,275	4,255
Provision for loan losses	3,541	3,252	3,521
Net interest income after provision for loan losses	22,004	14,023	734
Non-interest income	1,441	911	101
Non-interest expense	14,796	8,674	3,161
Income (loss) before income taxes	8,649	6,260	(2,326)
Income taxes expenses (benefit)	3,152	2,189	(840)
Net income (loss)	5,497	4,071	(1,486)
Common Per Share Data:
Net income (loss), basic	$1.19	$1.06	$(0.42)
Net income (loss), diluted	1.16	1.06	(0.42)
Book value	14.13	11.71	9.56
Weighted average shares outstanding:
Basic	4,631,047	3,831,881	3,500,000
Diluted	4,721,864	3,846,111	3,500,000
Actual shares outstanding	5,113,482	4,463,607	3,500,000

	As of and for the years ended December 31,		As of and for the period from May 2, 2005 (date of inception) to December 31,
	2007	2006	2005
	(Dollars in thousands except for share data)
Selected Performance Ratios:
Return on average assets	0.79%	1.02%	(1.40)%
Return on average stockholders’ equity	9.40%	9.96%	(6.65)%
Net interest margin(1)	3.75%	4.61%	4.21%
Efficiency ratio(2)	54.83%	50.67%	72.56%
Asset Quality Ratios:
Net charge-offs to average loans outstanding	0.23%	0.28%	0.53%
Non-performing loans to total loans	0.66%	0.00%	0.28%
Non-performing assets to total assets	0.73%	0.11%	0.25%
Allowance for loan losses to total gross loans	1.15%	1.23%	1.25%
Allowance for loan losses to total non-performing loans	173.94%	5,418.00%	446.20%
Liquidity Ratios:
Net loans to total deposits	87.53%	91.91%	100.86%
Net average loans to average earning assets	77.19%	89.34%	76.35%
Non-interest-bearing deposits to total deposits	11.15%	15.05%	20.40%
Capital Adequacy Ratios:
Stockholders’ equity to total assets(3)	8.50%	9.89%	12.04%
Total risk-based capital(4)	11.22%	11.58%	13.42%
Tier I capital(5)	10.12%	10.49%	12.28%
Leverage ratio(6)	8.40%	10.32%	14.32%
Growth Ratios:
Percentage change in net income	35.00%	373.93%	n/a
Percentage changed in diluted net income per share	13.21%	352.38%	n/a
Percentage change in assets	58.59%	90.15%	n/a
Percentage change in net loans	53.43%	76.76%	n/a
Percentage change in deposits	61.13%	93.96%	n/a
Percentage change in equity	38.18%	56.23%	n/a

(1)	Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets and interest rate paid on interest-bearing liabilities, divided by average earning assets.

(2)	Efficiency ratio is the result of non-interest expense divided by the sum of net interest income and non-interest income.

(3)	Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, divided by total assets.

(4)	Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets plus allowance for loan losses (limited to 1.25% of risk-weighted assets) divided by total risk-weighted assets. The FDIC required minimum to be well-capitalized is 10%.

(5)	Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets divided by total risk-weighted assets. The FDIC required minimum to be well-capitalized is 6%.

(6)	Total stockholders’ equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets divided by average assets less intangible assets. The FDIC required minimum to be well-capitalized is 5%; however, the Alabama Banking Department has required that the Bank maintain a Tier 1 capital leverage ratio of 8% for its first three years of operation until May 2008 and 7% thereafter.

Management’s Discussion and Analysis of Financial
Condition and Results of Operations
     The following is a narrative discussion and analysis of significant changes in our results of operations and financial condition. The purpose of this discussion is to focus on information about our financial condition and results of operations that is not otherwise apparent from the audited financial statements. Analysis of the results presented should be made with an understanding of our relatively short history and all 2005 data is for the period from May 2, 2005 (date of inception) to December 31, 2005. This discussion should be read in conjunction with the financial statements and selected financial data included elsewhere in this document.
Forward-Looking Statements
     We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and reports to stockholders. Statements made in this registration statement, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon our management’s belief as well as assumptions made by, and information currently available to, our management. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans, and other factors. We caution that such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, us. See also “Cautionary Note Regarding Forward Looking Statements” immediately preceding page 1.
Overview
     We were incorporated in August 2007 as a Delaware corporation to serve as the holding company for ServisFirst Bank. The Bank is an Alabama state-chartered banking corporation that was formed on April 28, 2005 and commenced operations as a de novo bank on May 2, 2005 with one office in Birmingham, Alabama. As of December 31, 2007, the Bank had total assets of $838.2 million, total loans of $675.3 million and total deposits of $762.7 million. In December 2005, we added one office in Birmingham, Alabama. In 2006, we added one office in Birmingham, Alabama and entered the Huntsville, Alabama market with two new offices. In 2007, we entered the Montgomery, Alabama market with two new offices.
     We have grown by providing superior customer service to individuals and businesses. We emphasize commercial lending by aggressively marketing to businesses from various industries predominantly located within our service areas, as well as lending to professionals and affluent consumers in such areas. We have also grown by marketing our services to business owners that have been left without a long standing banking relationship due to the recent bank mergers and acquisitions of banks headquartered in Birmingham, Alabama. Some of these mergers or acquisitions have or are likely to result in the loan funding decisions now being made out-of-state possibly creating confusion for local lending personnel and uncertainty for local businesses. We have taken advantage of this confusion by offering loans at what we believe is a fair rate and that are funded locally in a timely manner. Our management believes the competitive advantage created by this environment will continue to positively impact results of operations. To date, our growth has come from growth in core customers rather than from acquisitions, brokered certificates of deposits or repurchase agreements.
     The primary source of our revenue is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investments, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Our results of operations are also affected by the provision for loan losses and other noninterest expenses such as salaries and benefits, occupancy expenses and provision for income taxes. The effects of these noninterest expenses are partially offset by noninterest sources of revenue such as service charges and fees on deposit accounts and mortgage banking income. Our volume of business is influenced by competition in our markets and overall economic conditions, including such factors as market interest rates, business spending and consumer confidence.
     From January 1, 2007 through December 31, 2007, our net interest income increased by 47.87% primarily due to a 81.89% increase in average interest-earning assets. This increase is primarily due to increased loans funded by an increase in our deposits of over 61.13% and an increase in our equity capital by approximately $38.8 million from two common stock offerings (net of aggregate offering expenses of $100,000), first, the sale of 963,607 shares of our common stock in 2006 and second, the sale of 649,875 shares of our common stock in 2007. Over 88% of our deposits are interest bearing, and we consider our deposits to be core deposits.
     Management reviews the adequacy of the allowance for loan losses on a quarterly basis. The provision for loan losses represents the amount as determined by our management to be necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. For 2007, our provision for loan losses totaled $3.5 million, and our net charge-offs totaled $1.2 million. As of December 31, 2007, our allowance for loan losses was $7.7 million, or approximately 1.15% of loans, net of unearned income.

Recent Events
     Current Economic Crisis
     Recently, the residential mortgage market in the United States has experienced an economic downturn that may adversely affect the performance and market value of our residential construction and mortgage loans. Across the United States, delinquencies, foreclosures and losses with respect to residential construction and mortgage loans generally have increased in recent months and may continue to increase. In addition, in recent months, housing prices and appraisal values in many states have declined or at least stopped appreciating after an extended period of significant appreciation resulting in stagnant or declining housing values in the near term. An extended period of flat or declining housing values may result in increased delinquencies and losses on residential construction and mortgage loans.
     Our construction and land development loan portfolio was $195.2 million at December 31, 2007, comprising 28.91% of our total loans. Construction loans are often riskier than home equity loans or residential mortgage loans to individuals. In the event of a general economic slowdown like the one we are currently experiencing, these loans sometimes represent higher risk due to slower sales and reduced cash flow that could negatively affect the borrowers’ ability to repay on a timely basis. We, as well as our competition, have experienced a significant increase in impaired and non-accrual construction and land development loans for which we believe we have adequately reserved. Primarily as a result of the weakness in residential construction in our market areas, our total impaired loans increased $10.9 million to $11.6 million at December 31, 2007, compared to $698,000 at December 31, 2006 of which approximately $9.6 million was residential-construction, and our other real estate owned increased $1.0 million to $1.6 million at December 31, 2007 from $585,000 at December 31, 2006.
     Furthermore, although regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes, there has been recent regulatory focus on construction, development and other commercial real estate lending. Recent changes in the federal policies applicable to construction, development or other commercial real estate loans subject us to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our profitability or financial condition.
     We had investments of $62.6 million and $13.2 million at December 31, 2007 and 2006, respectively, in mortgage-backed securities; all of which were pass-through. We do not currently and had no structured investment vehicles at December 31, 2007 or 2006.
     Amendment to Certificate of Incorporation
     At our annual meeting of stockholders held on March 26, 2008, the stockholders approved an amendment to our Certificate of Incorporation to reduce our authorized capital stock from a total of 105 million shares consisting of 100 million shares of common stock and 5 million shares of preferred stock to a total of 16 million shares consisting of 15 million shares of common stock and 1 million shares of preferred stock. The reason for this amendment is to reduce our franchise tax paid in Delaware.
     FHLB Loan
     On March 19, 2008, we borrowed $20 million from the Federal Home Loan Bank (FHLB) against “qualified” loans of the Bank (as defined by the FHLB), $10 million bearing interest at 3.275% per annum and $10 million bearing interest at 2.9425% per annum.
Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005
     Net Income
     Net income for the year ended December 31, 2007 was $5.5 million, compared to a net income of $4.1 million for the year ended December 31, 2006. This increase in net income is primarily attributable to a significant increase in net interest income due to significant growth of our deposits and loan portfolio resulting from significant continued core growth in Birmingham and Huntsville and our expansion into Montgomery. These positive effects were partially offset by a 8.95% increase in the provision for loan losses, from $3.3 million in 2006 to $3.5 million in 2007 and an increase of $6.1 million in non-interest expense, up 70.6%, from $8.7 million in 2006 to $14.8 million in 2007. The increase in provision for loan losses was the result of funding the loan loss reserve to match the growth in the loan portfolio and loan charge-offs. The increase in non-interest expense was due to an increase in personnel and general operating expenses due to our growth. Basic and diluted net income per common share were $1.19 and $1.16, respectively, for the year ended December 31, 2007, compared to $1.06 per common share for both basic and diluted for the year ended December 31, 2006. Return on average assets was 0.79% in 2007, compared to 1.02% in 2006, and return on average stockholders’ equity was 9.40% in 2007, compared to 9.96% in 2006.
     Net income for the year ended December 31, 2006 was $4.1 million, compared to a net loss of $1.5 million for the period from May 2, 2005 (date of inception) to December 31, 2005. This increase in net income is primarily attributable to a significant increase in net interest income due to significant growth of our deposits and loan portfolio resulting from significant continued core growth in Birmingham and our expansion into Huntsville. Both basic and diluted net income per common share was $1.06 for the year ended December 31, 2006, compared to a loss of $0.42 per common share for the period from May 2, 2005 (date of inception) to December 31, 2005. Return on average assets was 1.02% in 2006, compared to (1.40%) in 2005, and return on average stockholders’ equity was 9.96% in 2006, compared to (6.65%) in 2005.

	Year Ended
	December 31,		Change from the
	2007	2006	Prior Year
	(Dollars in Thousands)
Interest income	$51,417	$30,610	67.97%
Interest expense	25,872	13,335	94.02%

Net interest income	25,545	17,275	47.87%
Provision for loan losses	3,541	3,252	8.89%

Net interest income after provision for loan losses	22,004	14,023	56.91%
Noninterest income	1,441	911	58.18%
Noninterest expense	14,796	8,674	70.58%

Net income before taxes	8,649	6,260	38.14%
Provisions for income taxes	3,152	2,189	43.99%

Net income	$5,497	$4,071	35.03%

	Year Ended December 31,	Period from May 2, 2005 (date of inception) to December 31,	Change from the
	2006	2005	Prior Year
	(Dollars in Thousands)
Interest income	$30,610	$6,580	365.20%
Interest expense	13,335	2,325	473.55%

Net interest income	17,275	4,255	305.99%
Provision for loan losses	3,252	3,521	(7.67)%

Net interest income after provision for loan losses	14,023	734	1,810.63%
Noninterest income	911	101	800.00%
Noninterest expense	8,674	3,161	174.44%

Net income before taxes	6,260	(2,326)	369.13%
Provisions for income taxes (benefit)	2,189	(840)	360.60%

Net income	$4,071	$(1,486)	373.96%

     Net Interest Income
     Net interest income is the difference between the income earned on interest-earning assets and interest paid on interest-bearing liabilities used to support such assets. The major factors which affect net interest income are changes in volumes, the yield on interest earning assets and the cost of interest bearing liabilities. Our management’s ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of our primary source of earnings.
     Beginning in mid-2004, the Federal Reserve Open Market Committee, or FOMC, increased interest rates 400 basis points through mid-2006 where interest rates remained constant until September 2007 when the FOMC began lowering interest rates in reaction to the affects of the sub-prime credit crisis. Since September 2007, the FOMC has lowered interest rates 250 basis points including an emergency 75 basis point decrease in January 2008 and 75 basis points at its March 18, 2008 meeting. In anticipation of these decreases in interest rates, our management has placed us in a moderately liability sensitive position. This means that more liabilities are scheduled to reprice within the next year than assets, thereby taking advantage of the anticipated decrease in interest rates.
     Net interest income increased $8.2 million, or 47.87%, to $25.5 million for the year ended December 31, 2007 from $17.3 million for the year ended December 31, 2006. This was due to an increase in total interest income of $20.8 million, or 67.97%, offset by an increase in total interest expense of $12.5 million, or 94.02%. The increase in total interest income was primarily attributable to loan growth as a consequence of significant continued core growth in Birmingham and Huntsville and our expansion into Montgomery in 2007.
     Net interest income increased $13.0 million, or 305.99%, to $17.3 million for the year ended December 31, 2006 from $4.3 million for the period from May 2, 2005 (date of inception) to December 31, 2005. This was due to an increase in total interest income of $24.0 million, or 365.20%, offset by an increase in total interest expense of $11.0 million, or 473.55%. The increase in total interest income was primarily attributable to loan growth as a consequence of significant continued core growth in Birmingham and our expansion into Huntsville in 2006.

     Investments
     We view the investment portfolio as a source of income and liquidity. Our investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter term investments. Our investment policy provides that no more than 40% of our total investment portfolio should be composed of municipal securities.
     The investment portfolio at December 31, 2007 was $87.2 million, compared to $28.1 million at December 31, 2006. The interest earned on investments rose to $2.6 million in 2007 from $400,000 in 2006. That was a result of higher average portfolio balances due to our growth. The average yield on the investment portfolio investments increased from 5.54% in 2006 to 5.55% in 2007, or 1 basis point.
     The investment portfolio at December 31, 2006 was $28.1 million, compared to $924,000 at December 31, 2005. The interest earned on investments rose to $400,000 in 2006 from $21,000 in 2005. That was a result of higher average portfolio balances due to our growth as well as substantial increases in yields as the FOMC raised interest rates through 2005 into 2006. The average yield on the investment portfolio investments increased to 5.54% in 2006 from 4.13% in 2005, or 141 basis points.
     Net Interest Margin Analysis
     The net interest margin is impacted by the average volumes of interest sensitive assets and interest sensitive liabilities and by the difference between the yield on interest sensitive assets and the cost of interest sensitive liabilities (spread). Loan fees collected at origination represent an additional adjustment to the yield on loans. Our spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of effectiveness of our ability to manage the net interest margin by managing the overall yield on assets and cost of funding those assets.
     The following table shows for the twelve months ended December 31, 2007 and  2006 and the period from May 2, 2005 (date of inception) to December 31, 2005, the average balances of each principal category of our assets, liabilities and stockholders’ equity, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates. This table is presented on a taxable equivalent basis, if applicable.

	Average Consolidated Balance Sheets and Net Interest Analysis
	On a Fully Tax-Equivalent Basis
	For the Years Ended December 31,						For the period from May 2, 2005 (date of inception) to December 31, 2005
	2007			2006
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Yield/	Average	Earned/	Yield/	Average	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in Thousands)
Assets

Interest-earning assets:
Loans, net of unearned income(1)(2)	$532,280	$43,839	8.24%	$338,472	$28,280	8.40%	$78,050	$5,794	7.44%
Investment securities:
Taxable	40,665	2,235	5.50%	5,920	323	5.44%	506	21	4.13%
Tax-exempt(3)	16,972	669	5.67%	2,684	108	5.77%	—	—	—
Total investment securities(4)	57,637	2,904	5.55%	8,604	431	5.54%	506	21	4.13%
Federal funds sold	87,592	4,379	5.00%	29,130	1,871	6.42%	22,674	764	3.37%
Restricted equity securities	1,202	45	3.74%	561	28	4.99%	34	1	—
Interest bearing balances with banks	5,286	250	4.76%	6	—	—	—	—	—
Total interest-earnings assets	$683,997	$51,417	7.58%	$376,773	$30,610	8.18%	$101,264	$6,580	6.51%

Non-interest earning assets:
Cash and due from banks	14,558			19,994			5,004

	Average Consolidated Balance Sheets and Net Interest Analysis
	On a Fully Tax-Equivalent Basis
	For the Years Ended December 31,						For the period from May 2, 2005 (date of inception) to December 31, 2005
	2007			2006
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Yield/	Average	Earned/	Yield/	Average	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in Thousands)
Net fixed assets and equipment	3,312			2,009			645
Allowance for loan losses, accrued interest and other assets	(177)			(1,250)			(427)

Total assets	$701,690			$397,526			$106,486

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Interest bearing demand deposits	$41,824	$1,157	2.77%	$28,459	$675	2.37%	$6,728	$138	2.04%
Savings deposits	205	3	1.54%	126	2	1.47%	30	—	0.81%
Money market accounts	458,925	21,918	4.76%	244,618	11,607	4.73%	57,268	2,054	3.59%
Time deposits	55,002	2,793	5.08%	21,992	1,044	4.75%	3,638	133	3.66%
Fed funds purchased	—	—	—	122	7	5.69%	—	—	—
Other borrowings(5)	—	1	7.50%	—	—	—	—	—	—
Total Interest bearing liabilities	555,956	25,872	4.65%	295,317	13,335	4.52%	67,664	2,325	3.44%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	84,051			60,138			16,145
Other liabilities	3,224			1,181			318
Stockholders’ equity	58,553			40,878			22,364

Unrealized gains(loss) on securities and derivative	(94)			12			(5)

Total liabilities and stockholders’ equity	$701,690			$397,526			$106,486

Net interest spread			2.93%			3.66%			3.07%
Net interest margin			3.75%			4.61%			4.21%

(1)	Non-accrual loans are included in average loan balances in all periods. Loan fees of $1,423,000, $1,041,000 and $313,000 are included in interest income in 2007, 2006 and 2005, respectively.

(2)	Loans are presented net of the allowance for loan losses.

(3)	Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 34%.

(4)	Unrealized gains (losses) of $233,000, $(25,000) and $(8,000) are excluded from the yield calculation in 2007, 2006 and 2005, respectively.

(5)	We had outstanding $73,000 of other borrowings as of December 31, 2007; however, this other borrowing was not incurred until late in the year of 2007, and thus the average balance becomes insignificant.
     The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Change in Interest Income and Expenses on a
	Tax-Equivalent Basis
	2007 Compared to 2006			2006 Compared to 2005
	Increase (Decrease) in			Increase (Decrease) in
	Interest Income and Expense			Interest Income and Expense
	Due to Changes in:			Due to Changes in:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in Thousands)
Interest-earning assets:
Loans, net of unearned income	$16,302	$(743)	$15,559	$19,462	$3,024	$22,486
Investment securities:
Taxable	1,893	19	1,912	225	77	302
Tax-exempt	611	(50)	561	108	0	108
Federal funds sold	3,755	(1,247)	2,508	217	891	1,108
Interest bearing balances with banks	248	—	248	—	—	—
Restricted equity securities	8	11	19	49	(23)	26
Other earning assets	—	—	—	—	—	—

Total earning assets	22,817	(2,010)	20,807	20,061	3,969	24,030

Interest-bearing liabilities:
Interest bearing demand deposits	317	165	482	446	91	537
Savings deposits	1	—	1	—	2	2
Money market accounts	10,167	142	10,309	6,720	2,835	9,555
Time deposits	1,564	187	1,751	671	238	909
Other borrowings	(6)	—	(6)	7	—	7

Total interest-bearing liabilities	12,043	494	12,537	7,844	3,166	11,010

Increase in net interest income	$10,774	$(2,504)	$8,270	$12,217	$803	$13,020
			~~~~~~ ~~~~~~~
     The two primary factors that make up the spread are the interest rates received on loans and the interest rates paid on deposits. We have been disciplined in raising interest rates on deposits only as the market demanded and thereby managing cost of funds. Also, we have not competed for new loans on interest rate alone, but rather we have relied on effective marketing to business customers. Continued growth in the Birmingham and Huntsville markets and our expansion into the Montgomery market in 2007, coupled with a lower interest rate environment, have combined to reduce our net interest margin by 18.27% for the year ended December 31, 2007.
     Our net interest spread and net interest margin were 2.93% and 3.75%, respectively, for the year ended December 31, 2007, compared to 3.66% and 4.61%, respectively, for the year ended December 31, 2006. Our average interest-earning assets for the year ended December 31, 2007 increased $306.5 million, or 81.89%, to $680.7 million from $374.2 million for the year ended December 31, 2006. This increase in our average interest-earning assets was due to continued core growth in Birmingham and Huntsville and our expansion into Montgomery in 2007, increased loan production and increased investment securities. Our expansion into Montgomery added approximately $35 million in average interest earning assets in 2007, and we added approximately $103.9 million in Huntsville. Our average interest-bearing liabilities increased $260.7 million, or 88.3%, to $556.0 million for the year ended December 31, 2007 from $295.2 million for the year ended December 31, 2006. This increase in our average interest-bearing liabilities is primarily due to an increase in interest bearing deposits in Birmingham and Huntsville and our expansion into Montgomery which further increased our deposits. The ratio of our average interest-earning assets to average interest-bearing liabilities was 122.40% and 126.80% for the years ended December 31, 2007 and 2006, respectively.
     Our average interest-earning assets produced a taxable equivalent yield of 7.58% for the year ended December 31, 2007, compared to 8.18% for the year ended December 31, 2006. The average rate paid on interest-bearing liabilities was 4.65% for the year ended December 31, 2007, compared to 4.52% for the year ended December 31, 2006. The 60-basis point decrease in the yield on average interest earning assets along with the 13-basis point increase in the average rate paid on interest-bearing liabilities resulted in a decrease in our interest rate spread of 73 basis points. In 2007, increases in interest income of $20.8 million, or 67.97%, were offset by an increase in interest expense of $12.5 million, or 94.02%.
     Our net interest spread and net interest margin were 3.66% and 4.61%, respectively, for the year ended December 31, 2006, compared to 3.07% and 4.21%, respectively, for the period from May 2, 2005 (date of inception) to December 31, 2005. Our average interest-earning assets for the year ended December 31, 2006 increased $273.9 million, or 270.12%, to

$374.2 million from $100.3 million for the period from May 2, 2005 (date of inception) to December 31, 2005. This increase in our average interest-earning assets was due to continued core growth in Birmingham and our expansion into Huntsville in 2006, increased loan production and increased investment securities. Our expansion into Huntsville added approximately $13.2 million in average interest earning assets in 2006. Our average interest-bearing liabilities increased $227.5 million, or 336.27%, to $295.2 million from $67.7 million for the period from May 2, 2005 (date of inception) to December 31, 2005. This increase in average interest-bearing liabilities is primarily due to an increase in interest bearing deposits in Birmingham and our expansion into Huntsville in 2006 which increased our deposits. The ratio of our average interest-earning assets to average interest-bearing liabilities was 126.80% and 148.35% for the year ended December 31, 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005, respectively.
     Our average interest-earning assets produced a taxable equivalent yield of 8.18% for the year ended December 31, 2006, compared to 6.51% for the period from May 2, 2005 (date of inception) to December 31, 2005. The average rate paid on interest-bearing liabilities was 4.52% for the year ended December 31, 2006, compared to 3.44% for the period from May 2, 2005 (date of inception) to December 31, 2005. The 167-basis point increase in the yield was offset by the 108-basis point increase in the average rate paid on interest-bearing liabilities resulting in an increase in the interest rate spread of 59-basis points. In 2006, increases in interest income of $24.0 million, or 365.20%, were offset by an increase in interest expense of $11.0 million, or 473.55%, and a $7,500, or 100%, increase in interest expense on federal funds purchased and sold during 2006.
     Provision for Loan Losses
     The provision for loan losses represents the amount determined by management to be necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. Our management reviews the adequacy of the allowance for loan losses on a quarterly basis. The allowance for loan losses calculation is segregated into various segments that include classified loans, loans with specific allocations and pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and in which management perceives there is a minimal risk of loss. Loans are rated using a nine-point risk grade scale with loan officers having the primary responsibility for assigning risk grades and for the timely reporting of changes in the risk grades. These processes, and the assigned risk grades, the criticized and classified loans in the portfolio are segregated into the following regulatory classifications: Special Mention, Substandard, Doubtful or Loss. Generally, regulatory reserve percentages are applied to these categories to estimate the amount of loan loss allowance, adjusted for previously mentioned risk factors. Impaired loans are reviewed specifically and separately under Statement of Financial Accounting Standards (“SFAS”) Statement No. 114 to determine the appropriate reserve allocation. Our management compares the investment in an impaired loan with the present value of expected future cash flow discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral-dependent, to determine the specific reserve allowance. Reserve percentages assigned to non-rated loans are based on historical charge-off experience adjusted for other risk factors. To evaluate the overall adequacy of the allowance to absorb losses inherent in our loan portfolio, our management considers historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, economic conditions and other pertinent information. Based on future evaluations, additional provisions for loan losses may be necessary to maintain the allowance for loan losses at an appropriate level.
     The provision for loan losses was $3.54 million for the year ended December 31, 2007, an increase of $289,000, in comparison to $3.25 million in 2006. The provision is only moderately higher in comparison to 2006 as loan growth from 2006 to 2007 of $234.8 million continued to be relatively steady versus loan growth from 2005 to 2006 of $191.3 million. Our management continues to maintain a proactive approach to credit risk management as the economy experiences cycles and as we continue to grow. Also, nonperforming loans increased to $4.4 million, or 0.66%, of total loans at December 31, 2007 from $1,000 or less than one thousandth of a percent, of total loans at December 31, 2006. During 2007, we had net charged-off loans totaling $1.2 million, compared to net charged-off loans of $943,000 for 2006. The ratio of net charged-off loans to average loans was 0.23% for 2007, compared to 0.28% for 2006. The allowance for loan losses totaled $7.7 million, or 1.15%, of loans, net of unearned income, at December 31, 2007, compared to $5.4 million, or 1.23%, of loans, net of unearned income, at December 31, 2006.
     The provision for loan losses was $3.25 million for the year ended December 31, 2006, a decrease of $269,000, in comparison to $3.52 million in 2005. The provision for loan losses was moderately lower in comparison to 2005 as loan growth was moderately lower with loan growth of $191.3 million from 2005 to 2006 versus $249.3 million from our inception through 2005. Our management continued to maintain a proactive approach to credit risk management as the economy experiences cycles and as we continued to grow. Also, nonperforming loans decreased to $1,000, which is less than one thousandth of a percent of total loans at December 31, 2006, from $696,000, or 0.25%, of total loans at December 31, 2005. During 2006, we had net charged-off loans totaling $943,000, compared to net charged-off loans of $411,000 for 2005. The ratio of net charged-off loans to average loans was 0.28% for 2006 compared to 0.53% for 2005. The allowance for loan losses totaled $5.4 million, or 1.23% of loans, net of unearned income, at December 31, 2006, compared to $3.11 million, or 1.25% of loans, net of unearned income, at December 31, 2005.
     Noninterest Income
     Noninterest income increased $530,000, or 58.18%, to $1.4 million in 2007 from $911,000 in 2006. This increase is due to our significant growth in deposits and lending fees. Noninterest income increased $810,000, or 801.98%, to $911,000 in 2006 from $101,000 in 2005. These increases are due to our significant growth in deposits and lending fees.
     Income from mortgage banking operations for the year ended December 31, 2007 increased $184,000, or 39.15%, to $654,000 from $470,000 for the year ended December 31, 2006. Income from mortgage banking operations for the year ended December 31, 2006 increased $455,000, or 3,033.33%, to $470,000 from $15,000 for the period from May 2, 2005 (date of inception) to December 31, 2005. These increases are due to increased origination activity during 2006 and 2007 but the substantial increase from 2005 to 2006 is further aggravated by the fact that we did not begin our mortgage banking operations until several months after we commenced operations resulting in an insignificant income from mortgage banking operations in 2005. Income from customer service charges and fees for the year ended December 31, 2007 increased $208,000, or 55.32%, to $584,000 from $376,000 for the year ended December 31, 2006. Income from customer service charges and fees for the year ended December 31, 2006 increased $304,000, or 422.22%, to $376,000 from $72,000 for the period from May 2, 2005 (date of inception) to December 31, 2005. These increases are primarily due to a gain of transaction accounts from 2005 to 2007. Our management is currently pursuing new accounts and customers through direct marketing and other promotional efforts to increase this source of revenue. Merchant service fees were $195,000 for the year ended December 31, 2007. This increase is due primarily to our active solicitation of credit card business in our market areas. Other noninterest income in 2007 was $8,000, a decrease of $57,000, or 712.50%, from $65,000 in 2006 which in turn was an increase of $51,000, or 364.29%, from $14,000 in 2005.
     Noninterest Expense
     Noninterest expense increased $6.1 million, or 70.60%, to $14.8 million in for the year ended December 31, 2007 from $8.7 million for the year ended December 31, 2006, primarily due to our continued growth and expansion which has resulted in the addition of personnel and the opening of new offices in Montgomery and our reorganization into a holding company. Noninterest expense increased $6.05 million, or 230%, to $8.7 million for the year ended December 31, 2006 from $2.63 million for the period from May 2, 2005 (date of inception) to
December 31, 2005, primarily due to our growth and expansion which resulted in the addition of personnel and the opening of new offices in Huntsville and Birmingham. Salaries and employee benefits increased $4.1 million, or 77.70%, to $9.3 million in 2007, compared to $5.2 million in 2006, and increased $3.8 million, or 278.19%, to $5.2 million in 2006, compared to $1.4 million in 2005. These increases are primarily the result of our increased employee base to 120 employees as of the end of 2007 from 38 as of the end of 2005 as a consequence of our expansion and growth, including the opening of two additional offices in Birmingham and two offices in Huntsville in 2006 and two offices in Montgomery in 2007. Other noninterest expenses increased $1.5 million, or 38.03%, to $5.5 million in 2007, compared with $4.0 million in 2006, and $2.7 million, or 220.39%, to $4.0 million in 2006, compared to $1.3 million in 2005.
     Income Tax Expense
     Income tax expense was $3.2 million in 2007, compared to an income tax expense $2.19 million in 2006. Income tax expense was $2.19 million in 2006, compared to a tax benefit of $840,000 in 2005. Our effective tax rates for 2007, 2006, and 2005 were 36.44%, 35.00%, and (36.11)%, respectively. Our primary permanent differences are related to FAS 123(R) option expenses and tax-free income. Barring legislative tax changes, we anticipate our effective tax rate to remain consistent with preceding years.

     Financial Condition
     Assets.
     Total assets at December 31, 2007, were $838.2 million, an increase of $309.7 million, or 58.59%, over total assets of $528.5 million at December 31, 2006. Average assets for 2007 were $701.6 million, an increase of $304.1 million, or 76.5%, over average assets in 2006. Loan growth was the primary reason for the increase. Year-end 2007 net loans were $667.5 million, up $232.5 million, or 53.43%, over the year-end 2006 total net loans of $435.1 million.
     Total assets at December 31, 2006, were $528.5 million, an increase of $250.5 million, or 90.1%, over total assets of $278.0 million at December 31, 2005. Average assets for 2006 were $397.5 million, an increase of $291.0 million, or 273%, over average assets in 2005. Loan growth was the primary reason for the increase. Year-end 2006 net loans were $435.1 million, up $189 million, or 76.76%, over the year-end 2005 total net loans of $246.1 million.
     Our business model of operation results in a higher level of earning assets than peer banks. Earning assets are defined as assets which earn interest income. Earning assets include short-term investments, the investment portfolio and net loans. We maintain a higher level of earning assets because fewer assets are allocated to facilities, ATMs, cash, and due-from bank accounts used for transaction processing. Earning assets at December 31, 2007, were $813.2 million, or 97.01% of total assets of $838.2 million. Earning assets at December 31, 2007 were $506.5 million, or 95.78% of total assets of $528.5 million. We believe this ratio is expected to generally continue at these levels although it may be affected by economic factors beyond our control.
     Investment Portfolio
     We view the investment portfolio as a source of income and liquidity. Our investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter term investments. Our investment policy provides that no more than 40% of our total investment portfolio should be composed of municipal securities. At year end 2007, mortgage-backed securities represented 71.77% of the investment portfolio and state and municipal securities represented 28.23% of the investment portfolio. Our investment portfolio at December 31, 2007, 2006 and 2005 consisted of the following:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value
		(Dollars in Thousands)
As of December 31, 2007
Securities available for sale:
U.S. Treasury and government agencies	$—	$—	$—	$—
Mortgage-backed securities	62,162	471	(30)	62,603
State and municipal securities	24,271	374	(15)	24,630
Corporate debt	—	—	—	—

Total	$86,433	$845	$(45)	$87,233

As of December 31, 2006
Securities available for sale:
U.S. Treasury and government agencies	$2,000	$—	$—	$2,000
Mortgage-backed securities	13,154	71	(42)	13,183
State and municipal securities	12,969	59	(92)	12,936
Corporate debt	—	—	—	—

Total	$28,123	$130	$(134)	$28,119

As of December 31, 2005
Securities available for sale:
U.S. Treasury and government agencies	$—	$—	$—	$—
Mortgage-backed securities	946	—	(22)	924
State and municipal securities	—	—	—	—
Corporate debt	—	—	—	—
Total	$946	$—	$(22)	$924

     All of our investments in mortgage-backed securities were pass-through mortgage-backed securities. We do not currently and did not have any structured investment vehicles at December 31, 2007 or 2006. The amortized cost of securities in our portfolio totaled $86.4 million at December 31, 2007, compared to $28.1 million at December 31, 2006. The decrease in the securities portfolio was due to increased assets and in reaction to changes needed in our balance sheet structure noted in our asset liability modeling. The following table provides the amortized cost of our securities as of December 31, 2007 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.
Maturity of Investment Securities — Amortized Cost
As of December 31, 2007

			More than
	Less than	One year to	five years to	More than
	one year	five years	ten years	ten years
	(Dollars in Thousands)
U.S. Treasury and government agencies	$—	$—	$—	$—
State and municipal securities	—	633	10,607	13,031
Mortgage-backed securities	—	28,596	21,807	11,759
Corporate debt	—	—	—	—
Total	$—	$29,229	$32,414	$24,790

Tax equivalent yield	—	5.14%	5.56%	5.44%

     All securities held are traded in liquid markets. As of December 31, 2007, we owned certain restricted securities from the Federal Home Loan Bank with an aggregate book value and market value of $952,000 in which we invested $952,000 and First National Bankers Bank in which we invested $250,000. We had no investments in any one security, restricted or liquid, in excess of 10% of our stockholders’ equity.
     At December 31, 2007, we had $16.6 million in federal funds sold, compared with $37.61 million at December 31, 2006.
     The objective of our investment policy is to invest funds not otherwise needed to meet our loan demand to earn the maximum return, yet still maintain sufficient liquidity to meet fluctuations in our loan demand and deposit structure. In doing so, we balance the market and credit risks against the potential investment return, make investments compatible with the pledge requirements of any deposits of public funds, maintain compliance with regulatory investment requirements, and assist certain public entities with their financial needs. The asset liability and investment committee has full authority over the investment portfolio and makes decisions on purchases and sales of securities. The entire portfolio, along with all investment transactions occurring since the previous board of directors meeting, is reviewed by the board at its next monthly meeting. The investment policy allows portfolio holdings to include short-term securities purchased to provide us with needed liquidity and longer term securities purchased to generate level income for us over periods of interest rate fluctuations.
     Loan Portfolio
     We had total loans of approximately $675.3 million at December 31, 2007. As almost all of the loan portfolio is concentrated in the Birmingham-Hoover, Alabama MSA, Huntsville, Alabama MSA and Montgomery, Alabama MSA, with 72.39% of that in the Birmingham-Hoover, Alabama MSA, there is risk that our borrowers’ ability to repay their loans from us could be affected by changes in local economic conditions.

     The following table details our loans at December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
	(Dollars in Thousands)
Commercial, financial and agricultural	$219,684	$187,817	$95,356
Real estate — construction	195,238	128,029	46,997
Real estate — mortgage:
Owner occupied commercial	89,014	53,711	—
1-4 family mortgage	64,325	25,251	20,666
Other mortgage	83,663	20,308	76,153

Total	237,002	99,270	96,819

Consumer	23,357	25,373	10,078

Total loans	675,281	440,489	249,250

Less: allowance for loan losses	(7,732)	(5,418)	(3,110)

Net loans	$667,549	$435,071	$246,140

     The following table details the percentage composition of our loan portfolio by type at December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
Commercial, financial and agricultural	32.53%	42.64%	38.26%
Real estate — construction	28.91%	29.07%	18.86%
Real estate — mortgage:
Owner occupied commercial	13.18%	12.19%	—%
1-4 family mortgage	9.53%	5.73%	8.29%
Other mortgage	12.39%	4.61%	30.55%

Total	35.10%	22.53%	38.84%

Consumer	3.46%	5.76%	4.04%

Total	100%	100%	100%
     The following table details maturities and sensitivity to interest rates changes for our commercial loans at December 31, 2007:

	Due in 1	Due in 1	Due after
Type of Loan(1)	year or less	to 5 years	5 Years	Total
	(Dollars in Thousands)
Commercial, financial and agricultural	$168,850	$43,327	$7,508	$219,685
Real estate — construction	174,979	20,021	238	195,238
Real estate — mortgage	115,343	108,505	13,153	237,001
Consumer	18,694	4,617	46	23,357
Total	$477,866	$176,470	$20,945	$675,281

Less: allowance for loan losses				(7,732)

Net loans				$667,549
Interest rate sensitivity:
Fixed interest rates	$36,076	$174,968	$20,945	$231,989
Floating or adjustable rates	441,790	1,502	—	443,292
Total	$477,866	$176,470	$20,945	$675,281

(1)	Includes non-accrual loans.
Asset Quality
     The following table presents a summary of changes in the allowances for loan losses since our inception in 2005. Our net charge-offs as a percentage of average loans for 2007 was lower than 2006 and 2005 at 0.23%, 0.28% and 0.53%, respectively. The largest balance of our charge-offs are on real estate construction loans. Real estate construction loans represent 28.91% of our loan portfolio. We have experienced a substantial increase in the level of nonperforming assets in the past three years with 2007 at $4.5 million compared to 2006 at $1,000 and 2005 at $697,000. The reason for this substantial increase is caused by deterioration in the residential construction industry.
Analysis of Changes in Allowance for Loan Losses

	For the Years Ended December 31,		For the period from May 2, 2005 (date of inception) to
	2007	2006	December 31, 2005
	(Dollars in Thousands)
Allowance for loan losses:
Beginning of year	$5,418	$3,110	$—
Charge-offs:
Commercial, financial and agricultural	279	707	358
Real estate — construction	953	38	—
Real estate — mortgage:
Owner occupied commercial	—	—	—
1-4 family mortgage	—	—	—
Other mortgages	—	—	—

Total real estate — mortgages	—	—	—

Consumer	8	303	53
Lease financing	—	—	—
Other	—	—	—
Total charge-offs	1,240	1,048	411
Recoveries:
Commercial, financial and agricultural	13
Real estate — construction	—	—	—
Real estate — mortgage	—	—	—
Consumer	—	104	—
Lease financing	—	—	—
Other	—	—	—

Total recoveries	13	104	—

Net charge-offs	1,227	944	411

Provision for loan losses charged to expense	3,541	3,252	3,521

Allowance for loan losses at end of period	$7,732	$5,418	$3,110

	December 31,
	2007	2006	2005
As a percentage of year-to-date average total loans:
Net charge-offs	0.23%	0.28%	0.53%
Provisions for loan losses	0.67%	0.97%	4.52%
Allowance for loan losses as a percentage of:
Year end loans	1.15%	1.23%	1.25%
Nonperforming assets	173.00%	n/a	n/a
     The allowance for loan losses is established by charges to operations based on our management’s evaluation of the loan portfolio, past due loan experience, collateral values, current economic conditions and other factors considered necessary to maintain the allowance at an adequate level. Our management feels that the allowance is adequate at December 31, 2007.
     The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group is in compliance with all current regulatory guidelines.

	Allocation of Allowance for Loan Losses For the Years Ended December 31,				For the period from May 2, 2005 (date
	2007		2006		of inception) to December 31, 2005
		Percentage		Percentage		Percentage
		of loans in		of loans in		of loans in
		each		each		each
		category to		category to		category to
(Dollars in Thousands)	Amount	total loans	Amount	total loans	Amount	total loans
Commercial, financial and agricultural	$1,714	32.53%	$1,767	42.64%	$1,032	38.26%
Real estate — construction	3,487	28.91%	1,711	29.07%	395	18.86%
Real estate — mortgage	340	35.10%	1,162	22.53%	1,444	38.84%
Consumer	12	3.46%	114	5.76%	61	4.04%
Lease financing	—	—	—	—	—	—
Other	2,179	—	664	—	178	—

Total	$7,732	100.00%	$5,418	100.00%	$3,110	100.00%

     We target small and medium sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur to a level where the loan loss reserve is not sufficient to cover actual loan losses, our earnings will decrease. Additionally, we use an independent consulting firm to review our loans annually for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their usual examination process.
Nonperforming Assets
     Nonaccrual loans totaled $4.3 million, $1,000 and $297,000 as of December 31, 2007, 2006 and 2005, respectively. All $4.3 million nonaccrual loans at December 31, 2007 are real estate construction loans and no commercial loans. The table below summarizes our nonperforming assets for the last three years.
     The following table presents information regarding non-accrual, past due and restructured loans at December 31, 2007, 2006 and 2005:
Nonperforming assets

	For the Years Ended December 31,		For the period from May 2, 2005 (date of inception) to December 31,
	2007	2006	2005
	(Dollars in Thousands)
Non-accrual loans:
Number	20	1	1
Amount	$4,284	$1	$297

Accruing loans which are contractually past due 90 days or more as to principal and interest payments:
Number	2	—	1
Amount	$187	$—	$400

Loans defined as “troubled debt restructurings”:
Number	—	—	—
Amount	$—	$—	$—

Total nonperforming loans	$4,471	$1	$697

Other real estate owned	$1,623	$585	$—

Total nonperforming assets	$6,094	$586	$697

Gross interest income lost on the above loans	$177	$—	$3
Interest income included in net income on the above loans	$—	$—	$—

     The balance of nonperforming assets can fluctuate due to changes in economic conditions. The increase in nonperforming assets in 2007 was primarily due to the downturn in the residential real estate market during the latter part of 2007, which negatively impacted the liquidity of a number of our borrowers.
     For loans classified as nonperforming as of December 31, 2007, the gross interest that would have been recorded in 2007 if the loans had been current in accordance with their original terms for the period they were outstanding during the year, was $177,000. There was no interest income included in net income in 2007 on these loans. Interest income recognized and interest income foregone on loans classified as nonperforming at the end of the respective year ended December 31, 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005 was not significant.
     A loan is considered impaired, based on current information and events, if our management has serious doubts that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Our credit risk management performs verification and testing to ensure appropriate identification of impaired loans and that proper reserves are held on these loans. At December 31, 2007, we had impaired loans of $11.6 million inclusive of nonaccrual loans, an increase of $10.9 million from $698,000 as of December 31, 2006. We allocated $1.4 million of our allowance for loan losses at December 31, 2007 to these impaired loans with an aggregate principal balance of $6.2 million. The average balance of all impaired loans in 2007 was $7.1 million. Interest income foregone for impaired loans was $114,000 for the year ended December 31, 2007 and there was no income recognized on impaired loans for the year ended December 31, 2007. Impaired loans were insignificant at and for the year ended December 31, 2006.
     Of the $11.6 million of impaired loans reported as of December 31, 2007, $11.45 million were real estate – construction loans, $136,000 were real estate – mortgage loans (1-4 family) and $19,000 were consumer loans. Of the $11.45 million of impaired real estate – construction loans, $8.9 million (a total of twenty-six loans with eight builders) were residential construction loans and of such $8.9 million residential construction loans, $6.9 million were initially originated on a speculative basis and $2.0 million were originated on a pre-sold basis. The remainder of the $11.45 million consisted of various residential lot loans. The largest impaired real estate – construction loan to any one builder was $3.5 million for speculative construction and lots and the average impaired real estate — construction loan size was $341,000.
     The Bank has several procedures and special processes in place to ensure losses do not exceed the potential amounts documented in the Bank’s impairment analyses and reduce potential losses in the remaining performing loans within our real estate construction portfolio. These include the following:
•	Close monitoring of the past due and overdraft reports on a weekly basis to identify deterioration as early as possible and the placement of identified loans on the watchlist;

•	Extensive monthly credit review for all watchlist/classified loans including formulation of aggressive workout or action plans. When a workout is not achievable, move immediately to collection/foreclosure mode to obtain control of the underlying collateral as rapidly as possible to minimize the deterioration/loss of its value;

•	Requiring updated financial information, global inventory agings and interest carry analysis for existing builders to help identify potential future loan payment problems; and

•	New construction is generally limited to established builders/developers that are turning inventory and we have little desire to increase our fundings of developed lots and land.
     Deposits
     We rely on increasing our deposit base to fund loan and other asset growth. Each of the Birmingham-Hoover, Huntsville and Montgomery, Alabama MSAs is highly competitive with financial institutions and banking facilities (as of December 31, 2007). We compete for local deposits by offering attractive products with premium rates. We expect to have a higher average cost of funds for local deposits than competitor banks due to our lack of an extensive branch network. Our management’s strategy is to offset the higher cost of funding with a lower level of operating expense and firm pricing discipline for loan products. We have promoted electronic banking services by providing them without charge and by offering in-bank customer training. The following table presents the average balance of and average rate paid on each of the following deposit categories at the Bank level for years ended 2007, 2006 and 2005:

	Average Deposits
	Average for Years Ended December 31,				Average for the period from May 2, 2005 (date of inception) to
	2007		2006		December 31, 2005
		Average		Average		Average
	Average	Rate	Average	Rate	Average	Rate
Types of Deposits:	Balance	Paid	Balance	Paid	Balance	Paid
			(Dollars in Thousands)
Non-interest-bearing demand deposits	$84,051	—	$60,137	—	$16,145	—
Interest-bearing demand deposits	41,824	2.77%	28,459	2.37%	6,728	2.04%
Money market accounts	458,925	4.76%	244,618	4.73%	57,268	3.59%
Savings accounts	205	1.54%	126	1.47%	30	0.81%
Time deposits	9,058	4.92%	3,596	4.74%	380	3.95%
Time deposits, $100,000 and over	45,944	5.11%	18,396	4.75%	3,258	3.62%
Purchased time deposits	—	—	—	—	—	—

Total deposits	$640,007		$355,332		$83,809

     The scheduled maturities of time deposits at December 31, 2007 is as follows:

		Less than
Maturity	$100,000 or more	$100,000	Total
	(Dollars in Thousands)
Three months or less	$13,775	$3,183	$16,958
Over three through six months	9,897	2,126	12,023
Over six months through one year	24,650	4,027	28,677
Over one year	11,569	2,331	13,900

Total	$59,891	$11,667	$71,558

     Total average deposits in 2007 were $640.0 million, an increase of $284.7 million, or 80.11%, over the total average deposits of $355.3 million in 2006. Average non-interest bearing deposits increased by $23.9 million, or 39.77%, from $60.0 million in 2006 to $84.0 million in 2007. Average interest bearing deposits increased by $275.5 million from $402.1 million in 2006 to $677.7 million in 2007. We had no purchased deposits in 2007.
     Total average deposits in 2006 were $355.3 million, an increase of $271.5 million, or 324%, over the total average deposits of $83.8 million in 2005. Average non-interest bearing deposits increased by $43.9, or 272%, from $16.1 million in 2005 to $60.0 million in 2006. Average interest bearing deposits increased by $207.8 million from $194.3 million in 2005 to $402.1 million in 2006. We had no purchased deposits in 2006.
     Stockholders’ Equity
     Stockholders’ equity increased $19.9 million during 2007, to $72.2 million at December 31, 2007 from $52.3 million at December 31, 2006. The increase in stockholders’ equity resulted primarily from the issuance of 649,875 shares of common stock in the Montgomery market by us prior to the holding company reorganization in a private offering which closed in September 2007, which increased equity by $12.9 million as well as net income of $5.5 million. As of December 31, 2007, we had 5,113,482 shares of our common stock issued and outstanding. We had no shares of preferred stock issued or outstanding at December 31, 2007.
     We have established a stock incentive plan for directors and certain key employees that provides for the granting of restricted stock and incentive and nonqualified options to purchase up to 1,025,000 shares of our common stock. The compensation committee of the board of directors determines the terms of the restricted stock and options granted. All options granted have a maximum term of ten years from the grant date, and the option price per share of options granted cannot be less than the fair market value of our common stock on the grant date. During 2007, we granted 78,000 options in the fourth quarter at an exercise price of $20 per share and 98,500 options in the first quarter with an exercise price of $15 per share, all of which were issued pursuant to the 2005 Amended and Restated Stock Incentive Plan. Total stock options outstanding as of December 31, 2007 were 657,500, with a weighted average exercise price of $13.09 per share (See Note 9 in the Consolidated Financial Statements). As of December 31, 2007, there were approximately 367,500 shares of our common stock available for future grants under the 2005 Amended and Restated Stock Incentive Plan.
     We also issued to each of our directors after the commencement of operations of the Bank in May 2005 warrants to purchase up to 10,000 shares of our common stock, or 60,000 in the aggregate, for a purchase price of $10.00 per share for ten years. These warrants vest over three years from date of grant, and thus become fully vested in May 2008 and expire after ten years from the date of issuance.
     Finally, we have issued to certain key persons non-plan, non-qualified stock options to purchase up to an aggregate of 55,000 shares of our common stock at between $15.00 per share and $20.00 per share and which vest 100% at one time five years after their respective dates of grant.

     Borrowed Funds
     As of December 31, 2007, we had borrowed $73,000 under a $500,000 line of credit with a regional bank. The note is unsecured. The note is due in October 2008 and the interest rate varies at the lender’s base commercial lending rate. The interest rate at December 31, 2007 was 7.50%, and as of February 29, 2008 was 6.0%. We have available approximately $40 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements.
     Off-balance sheet arrangements
     We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit beyond current fundings, credit card arrangements and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in those particular financial instruments.
     Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, credit card arrangements and standby letters of credit is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.
     Financial instruments whose contract amounts represent credit risk:

	2007		2006		2005
	Fixed	Variable	Fixed	Variable	Fixed	Variable
(Dollars in Thousands)	Rate	Rate	Rate	Rate	Rate	Rate
Commitments to extend credit	$—	$291,937	$—	$141,380	$—	$119,207
Credit card arrangements	—	5,849	—	2,441	—	716
Standby letters of credit and financial guarantees	—	21,010	—	32,924	—	17,123

Total	—	$318,796	—	$176,745	—	$137,046

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by us upon extension of credit is based on our management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
     Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
     Derivatives
     We entered into an interest rate floor with a notional amount of $50 million in order to fix the minimum interest rate on a corresponding amount of our floating-rate loans. The interest rate floor was sold in January 2008 and the related gain will be deferred and amortized to income over the remaining term of the original agreement which terminates on June 22, 2009. The interest rate floor was designated as a cash flow hedge and, as such, the changes in fair value were reflected in other comprehensive income net of tax. Under the terms of the floor, we received monthly a fixed rate of interest of 7.50% if the Wall Street Journal Prime rate fell to that rate or lower. The estimated fair value of this agreement at December 31, 2007, was approximately $796,000, which is included in other assets in our balance sheet at such date. As there are no differences between the critical terms of the interest rate floor and the hedged loans, we assume no ineffectiveness in the hedging relationship.
     We use derivatives to hedge interest rate exposures associated with mortgage loans held for sale and mortgage loans in process. We regularly enter into derivative financial instruments in the form of forward contracts, as part of our normal asset/liability management strategies. Our obligations under forward contracts consist of “best effort” commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, we regularly extend these rate lock commitments to customers during the loan origination process. The fair value of our forward contracts and rate lock commitments to customers as of December 31, 2006 and 2005 were not material and have not been recorded.
     Liability and Asset Management
     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the dollar amount of rate sensitive assets repricing during a period and the volume of rate sensitive liabilities repricing during the same period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.
     Our asset liability and investment committee of the Bank, which consists of four executive officers of the Bank, is charged with monitoring our liquidity and funds position. The committee regularly reviews the rate sensitivity position on a three-month, six-month and one-year time horizon; loans to deposit ratios; and average maturity for certain categories of liabilities. The asset liability committee uses a computer model to analyze the maturities of rate sensitive assets and liabilities. The model measures the “gap” which is defined as the difference between the dollar amount of rate sensitive assets repricing during a period and the volume of rate sensitive liabilities repricing during the same period. Gap is also expressed as the ratio of rate sensitive assets divided by rate sensitive liabilities. If the ratio is greater than “one,” then the dollar value of assets exceeds the dollar value of liabilities and the balance sheet is “asset sensitive.” Conversely, if the value of liabilities exceeds the dollar value of assets, then the ratio is less than one and the balance sheet is “liability sensitive.” Our internal policy requires our management to maintain the gap such that net interest margins will not change more than 10% if interest rates change by 100 basis points or more than 15% if interest rates change by 200 basis points. As of December 31, 2007, our gap was within such ranges. See “—Quantitative and Qualitative Analysis of Market Risk” below for additional information.
Liquidity and Capital Adequacy
     Liquidity
     Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.
     The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At December 31, 2007, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $153.7 million. Additionally, at such date we had available to us a $500,000 unsecured line of credit with a regional bank and our subsidiary bank had additional borrowing availability of approximately $40 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements, to meet short term funding needs. Since December 31,

2007, we have borrowed $20 million from the Federal Home Loan Bank against “qualified” loans of the Bank (as defined by the FHLB). We believe these sources of funding are adequate to meet immediate anticipated funding needs, but we will need additional capital to maintain our current growth. Our management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.
     To finance our continued growth and planned expansion activities, before our reorganization into a holding company structure, the Bank issued 649,875 shares of common stock in September of 2007 for approximately $13 million in capital before offering expenses. Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits. We are also exploring the possibility of issuing trust preferred securities if market conditions become favorable to us.
     Although we have no formal liquidity policy, in the opinion of our management, our liquidity levels are considered adequate. We are subject to general FDIC guidelines which require a minimum level of liquidity. Management believes our liquidity ratios meet or exceed these guidelines. Our management is not currently aware of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.
     The following table reflects the contractual maturities of our term liabilities as of December 31, 2007. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Payments due by Period
		Less Than	1-3	More than 3	More than
Contractual Obligations (1):	Total	1 Year	Years	to 5 Years	5 Years
		(Dollars in Thousands)
Deposits without a stated maturity	$692,618	$—	$—	$—	$692,618
Certificates of deposit(2)	71,558	57,658	12,910	990	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	5,971	915	1,508	1,085	2,463
Purchase obligations	—	—	—	—	—
Other long term liabilities	—	—	—	—	—

Total	$770,147	$58,573	$14,418	$2,075	$695,081

(1)	Excludes interest.

(2)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.
     Capital Adequacy
     As of December 31, 2007, our most recent notification from the FDIC categorized us as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, we must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Our management believes that we are well-capitalized under the prompt corrective action provisions as of December 31, 2007. Furthermore, the Alabama Banking Department has required that we maintain a leverage ratio of 8% for the first three years of its operation until May 2008 and 7% thereafter.
     The following table sets forth (i) the capital ratios required by the FDIC and the Alabama Banking Department’s leverage ratio requirement to be maintained by us for the first three years of its operations and (ii) our actual ratios of capital to total regulatory or risk-weighted assets, as of December 31, 2007.

		Actual at
	“Well-Capitalized”	December 31, 2007
Total risk-based capital	10.00%	11.22%
Tier 1 capital	6.00%	10.12%
Leverage ratio	5.00%	8.40%

     For a description of capital ratios see Note 11 of “Notes to Consolidated Financial Statements” for the period ending December 31, 2007.
     Impact of Inflation
     Our consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.
     Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions’ cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase, and likely will reduce our volume of such activities and the income from the sale of residential mortgage loans in the secondary market.
Quantitative and Qualitative Analysis of Market Risk
     Like all financial institutions, we are subject to market risk from changes in interest rates. Interest rate risk is inherent in the balance sheet due to the mismatch between the maturities of rate sensitive assets and rate sensitive liabilities. If rates are rising, and the level of rate sensitive liabilities exceeds the level of rate sensitive assets, the net interest margin will be negatively impacted. Conversely, if rates are falling, and the level of rate sensitive liabilities is greater than the level of rate sensitive assets, the impact on the net interest margin will be favorable. Managing interest rate risk is further complicated by the fact that all rates do not change at the same pace, in other words, short term rates may be rising while longer term rates remain stable. In addition, different types of rate sensitive assets and rate sensitive liabilities react differently to changes in rates.
     To manage interest rate risk, we must take a position on the expected future trend of interest rates. Rates may rise, fall, or remain the same. Our asset liability committee develops its view of future rate trends and strives to manage rate risk within a targeted range by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet. Our annual budget reflects the anticipated rate environment for the next twelve months. The asset liability committee conducts a quarterly analysis of the rate sensitivity position and reports its results to our board of directors.
     The asset liability committee uses a computer model to analyze the maturities of rate sensitive assets and liabilities. The model measures the “gap” which is defined as the difference between the dollar amount of rate sensitive assets repricing during a period and the volume of rate sensitive liabilities repricing during the same period. The gap is also expressed as the ratio of rate sensitive assets divided by rate sensitive liabilities. If the ratio is greater than “one”, the dollar value of assets exceeds the dollar value of liabilities; the balance sheet is “asset sensitive”. Conversely, if the value of liabilities exceeds the value of assets, the ratio is less than one and the balance sheet is “liability sensitive”. Our internal policy requires management to maintain the gap such that net interest margins will not change more than 10% if interest rates change 100 basis points or more than 15% if interest rates change 200 basis points. As of December 31, 2007, our gap was within such ranges.

     The model measures scheduled maturities in periods of three months, four to twelve months, one to five years and over five years. The chart below illustrates our rate sensitive position at December 31, 2007. Management uses the one year gap as the appropriate time period for setting strategy.

	Rate Sensitivity Gap Analysis
	0-3	4-12	1-5	Over
	Months	Months	Years	5 years	Total
	(Dollars in Thousands)
Interest earning assets:
Loans	$457,773	$56,861	$147,546	$15,564	$677,744
Securities	2,394	7,181	33,203	44,455	87,233
Federal funds sold	16,598	—	—	—	16,598
Interest bearing balances with banks	34,068	—	—	—	34,068

Total interest-earning assets	$510,833	$64,042	$180,749	$60,019	$815,643

Interest bearing liabilities:
Deposits:
Interest checking	$69,792	—	—	—	$69,792
Money market and savings	536,315	—	—	—	536,315
Time deposits	16,691	40,758	14,109	—	71,558
Other borrowings	73	—	—	—	73

Total interest-bearing liabilities	$622,871	$40,758	$14,109	—	$677,738

Interest sensitivity gap	$(112,038)	$23,284	$166,640	$60,019	$137,905

Cumulative sensitivity gap	$(112,038)	$(88,754)	$77,886	$137,905

     In mid-2004, the Federal Reserve Open Market Committee began a series of interest rate increases which the FOMC indicated would continue “at a measured pace”. From mid year 2004 to the end of 2006, short term interest rates had increased by 400 basis points and have decreased 250 basis points from September 2007 through March of 2008. We are positioned for a falling rate environment by maintaining a moderately “liability sensitive” balance sheet in which more liabilities will reprice than assets. At year-end 2007, our one year gap ratio was (10.58)%.
     The interest rate risk model that defines the gap position also performs a “rate shock” test of the balance sheet. The rate shock procedure measures the impact on the economic value of equity (EVE) which is a measure of long term interest rate risk. EVE is the difference between the market value of our assets and the liabilities and is our liquidation value. In this analysis, the model calculates the discounted cash flow or market value of each category on the balance sheet. The percent change in EVE is a measure of the volatility of risk. Regulatory guidelines specify a maximum change of 30% for a 200 basis points rate change. At December 31, 2007, the percent change at plus or minus 200 basis points is well within that range at 3.99% and (5.97)% respectively.
     The chart below identifies the EVE impact of a shift in rates of 100 and 200 basis points in either direction.

	Economic Value of Equity Under Rate Shock
	At December 31, 2007
Rate Change	-200bps	-100bps	0bps	+100bps	+200bps
	(Dollars in Thousands)
Economic value of equity	$73,168	$77,948	$80,083	$81,982	$85,181

Actual dollar change	$(4,780)	$(2,135)	—	$1,899	$3,199

Percent change	(5.97)%	(2.67)%	—	2.37%	3.99%
     The one year gap ratio of (10.58)% indicates that we would show an increase in net interest income in a falling rate environment, and the EVE rate shock shows that the EVE would decline in a falling rate environment. The EVE simulation model is a static model which provides information only at a certain point in time. For example, in a rising rate environment, the model does not take into account actions which management might take to change the impact of rising rates on us. Given that limitation, it is still useful is assessing the impact of an unanticipated movement in interest rates.
     The above analysis may not on its own be an entirely accurate indicator of how net interest income or EVE will be affected by changes in interest rates. Income associated with interest earning assets and costs associated with interest bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. Our asset liability committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet and conducts a quarterly analysis of the rate sensitivity position. The results of the analysis are reported to our board of directors.
Recent Accounting Pronouncements
     In March 2008, the FASB issued FAS 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedging items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect and entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We will adopt this Statement at the beginning of our fiscal year ending December 31, 2009. We have not determined the effect that the adoption of FAS 161 will have on our financial statement disclosures.
     In December 2007, the FASB issued SFAS No. 141(R), Business Combinations which replaces SFAS No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognized and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt this standard at the beginning of our fiscal year ending December 31, 2009 for all prospective business acquisitions. We have not determined the effect that the adoption of SFAS No. 141(R) will have on our consolidated financial statements, but the impact will be limited to future acquisitions, if any, beginning in fiscal year 2009.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. This Statement requires all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We will adopt this Statement effective January 1, 2009. We have not determined the effect that the adoption will have on our consolidated results of operations or financial position.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We adopted this Statement effective January 1, 2008. We do not expect the adoption of SFAS No. 159 to have a significant impact on our consolidated results of operations or financial position.
     In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.
     In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We believe that FIN 48 does not have a material impact on our consolidated financial statements.
     In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140. FAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. FAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. We believe that FAS 156 does not have a material impact on our consolidated financial statements.
Item 3. Properties.
     During 2007, we conducted our business primarily through our office located at 3300 Cahaba Road, Suite 300, Birmingham, Jefferson County, Alabama. This location, which also serves as our main office and headquarters, opened for business as a bank office in 2005.
     We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our banking offices all of which are leased.

State
MSA		Zip	Owned or	Date
Office Address	City	Code	Leased	Opened
Alabama:
Birmingham-Hoover MSA:
3300 Cahaba Road, Suite 300	Birmingham	35223	Leased	03/02/2005
324 Richard Arrington Junior Boulevard North	Birmingham	35203	Leased	12/19/2005
5403 Highway 280, Suite 401	Birmingham	35242	Leased	08/15/2006
Total:		3 Office(s)

Huntsville MSA:
401 Meridian Street, Suite 100	Huntsville	35801	Leased	11/21/2006
475 Providence Main, Suite 401	Huntsville	35806	Leased	08/21/2006
Total:		2 Office(s)

Montgomery MSA:
1 Commerce Street, Suite 200	Montgomery	36104	Leased	06/04/2007
8117 Vaughn Road, Unit 20	Montgomery	36116	Leased	09/26/2007
Total:		2 Office(s)

Total Offices in Alabama:		7 Office(s)
     We have announced plans to lease 25,000 square feet of a 50,000 square foot building to be built near our current headquarters at the intersection of Cahaba Road and Shades Creek Parkway in a joint-venture with Protective Life Corp., whose home offices are adjacent to the land, and Birmingham-based construction company B.L. Harbert International. Construction will begin in the second quarter of 2008, and is expected to be completed in the spring or summer of 2009.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
Security Ownership of Certain Beneficial Owners.
     There is no beneficial ownership by any person (including any group) who is known to us to be the beneficial owner of more than 5% of our common stock.

Security Ownership of Management.
     The following table sets forth the beneficial ownership of our common stock as of March 15, 2008 by: (i) each of our directors; (ii) our named executive officers; and (iii) all of our directors and our executive officers as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to all shares shown to be beneficially owned by him except to the extent that such power is shared by a spouse under applicable law. Our management is not fully aware of any change in control of the Bank or us that has occurred since we or the Bank commenced operations, other than the reorganization resulting from our formation, or any arrangement which may, at a subsequent date, result in our change in control.

			Percentage of
			Outstanding
	Amount and Nature of		Common Stock
Name and Address of Beneficial Owner(1)	Beneficial Owner		(%)(2)
Thomas A. Broughton III	122,252	(3)(4)	2.37%

Stanley M. Brock	132,000	(3)(5)	2.57%

Michael D. Fuller	135,002	(3)	2.63%

James J. Filler	160,002	(3)	3.12%

J. Richard Cashio	85,002	(3)	1.66%

Hatton C. V. Smith	35,000	(3)	*

William M. Foshee	39,992	(6)	*

Clarence C. Pouncey III	74,667	(7)	1.46%

Andrew N. Kattos	7,000	(8)	*

G. Carlton Barker	50,000	(9)	*

Directors and executive officers (10 total)	840,917		16.16%

*	Less than 1%.

(1)	The addresses for all above listed individuals is 3300 Cahaba Road, Suite 300, Birmingham, Alabama 35223.

(2)	Except as otherwise noted herein, the percentage is determined on the basis of 5,113,482 shares of our common stock outstanding plus securities deemed outstanding pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under Rule 13d-3, a person is deemed to be a beneficial owner of any security owned by certain family members and any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of our common stock subject to currently exercisable options.

(3)	Includes the shares underlying a warrant issued to each director pursuant to which each director may purchase an additional 10,000 shares of common stock for $10.00 per share which vests one-third of the total amount in each of three years beginning on May 13, 2006, and thus each director has the right to acquire within 60 days up to the entire 10,000 shares. Does not include an option granted to each director on December 12, 2007 to purchase 10,000 shares of common stock for $20.00 per share which vests 100% after five years.

(4)	Includes 30,000 shares exercisable within 60 days of an option granted to Mr. Broughton to purchase up to 75,000 shares of common stock for $10.00 per share which vests 10,000 shares per year beginning May 19, 2006 and each year thereafter with the final 5,000 vesting on May 19, 2013.

(5)	Includes 22,000 shares owned by immediate family members.

(6)	Does not include an option granted to Mr. Foshee to purchase up to 20,000 shares of common stock for $10.00 per share which vest 10,000 shares per year beginning on May 19, 2010, and an option to purchase up to 5,000 shares of common stock for $11.00 per share which vests 100% on April 20, 2011.

(7)	Does not include an option granted to Mr. Pouncey to purchase up to 50,000 shares of common stock for $11.00 per share which vests at 9,000 shares per year beginning on April 20, 2009 and 5,000 shares on April 20, 2014.

(8)	Does not include an option granted to Mr. Kattos to purchase up to 50,000 shares of common stock for $11.00 per share which vests at 9,000 shares per year beginning on April 20, 2009 and 5,000 shares on April 20, 2014.

(9)	Does not include an option granted to Mr. Barker to purchase up to 75,000 shares of common stock for $15.00 per share which vests beginning on February 1, 2009 at 6,666 shares each year thereafter with the final 48,336 shares vesting on February 1, 2013.
Item 5. Directors and Executive Officers.
     Our directors and executive officers and their ages and positions with us and the Bank are as follows:

		ServisFirst Bancshares, Inc.		ServisFirst Bank
		Director		Director
Name	Age	Since	Position	Since	Position
Thomas A. Broughton III	53	2007	President, Chief Executive	2005	President, Chief Executive
			Officer and Director		Officer and Director

Stanley M. Brock	57	2007	Chairman of the Board	2005	Chairman of the Board

Michael D. Fuller	54	2007	Director	2005	Director

James J. Filler	64	2007	Director	2005	Director

Joseph R. Cashio	50	2007	Director	2005	Director

Hatton C. V. Smith	57	2007	Director	2005	Director

			Executive Vice President,		Executive Vice President,
William M. Foshee	53	n/a	Chief Financial Officer,	n/a	Chief Financial Officer,
			Treasurer and Secretary		Treasurer and Secretary

Clarence C. Pouncey III	51	n/a	Executive Vice President and	n/a	Executive Vice President and
			Chief Operating Officer		Chief Operating Officer

					Executive Vice President,
Andrew N. Kattos	39	n/a	n/a	n/a	Huntsville President and
					Chief Executive Officer

					Executive Vice President,
G. Carlton Barker	60	n/a	n/a	n/a	Montgomery President and
					Chief Executive Officer
     The following summarizes the business experience and background of each of the directors and executive officers of us and the Bank.

     Thomas A. Broughton III – Mr. Broughton has served as our President, Chief Executive Officer and a director since 2007 and as President, Chief Executive Officer and a director of the Bank since its inception in May 2005. Mr. Broughton has spent the entirety of his 29-year banking career in the Birmingham area. In 1985, Mr. Broughton was named President of the de novo First Commercial Bank. When First Commercial Bank was bought by Synovus Financial Corp. in 1992, Mr. Broughton continued as President and was named Chief Executive Officer of First Commercial Bank. In 1998, he became Regional Chief Executive Officer of Synovus Financial Corp., responsible for the Alabama and Florida markets. In 2001, Mr. Broughton’s Synovus region shifted, and he became Regional Chief Executive Officer for the markets of Alabama, Tennessee and parts of Georgia. He continued his work in this position until his retirement from Synovus in August 2004. Mr. Broughton’s experience in banking has afforded him opportunities to work in many areas of banking and has given him exposure to all bank functions. Mr. Broughton received a Bachelor of Science in Finance from the University of Alabama in 1976 and a Master of Business Administration from the J. L. Kellogg Graduate School of Management at Northwestern University in 1977. Mr. Broughton also serves on the Board of Directors of Cavalier Homes, Inc.
     Stanley M. Brock – Mr. Brock has served as our Chairman of the Board since 2007 and has served as Chairman of the Board of the Bank since its inception in May 2005. He has served as President of Brock Investment Company, Ltd., a private venture capital firm since its formation in 1995. Prior to 1995, Mr. Brock practiced corporate law for 20 years with one of the largest law firms based in Birmingham, Alabama. Mr. Brock also served as a director of Compass Bancshares, Inc., a publicly traded bank holding company, from 1992 to 1995. Mr. Brock received a Bachelor of Arts in English from the University of Virginia in 1972 and a Doctor of Jurisprudence from Vanderbilt University in 1975.
     Michael D. Fuller – Mr. Fuller has served as a director since 2007 and as a director of the Bank since its inception in May 2005. For over twenty years, Mr. Fuller has been a private investor in real estate investments. Prior to that time, Mr. Fuller played professional football for nine years. Mr. Fuller received a Bachelor of Arts in Business Administration from Auburn University in 1976 and received a Master of Business Administration from San Diego National University in 1979. Mr. Fuller has served as President of Double Oak Water Reclamation, a private collection and wastewater treatment facility in Shelby County, Alabama since 1998.
     James J. Filler – Mr. Filler has served as a director since 2007 and as a director of the Bank since its inception in May 2005. Mr. Filler has been a private investor since his retirement in 2006. Prior to his retirement, Mr. Filler spent 44 years in the metals recycling industry with Jefferson Iron & Metal, Inc. and Jefferson Iron & Metal Brokerage Co., Inc. Mr. Filler attended Samford University.
     J. Richard Cashio – Mr. Cashio has served as a director since 2007 and as a director of the Bank since its inception in May 2005. Mr. Cashio has served as the CEO of Tricon Metals & Services, Inc. since 2000 and served in various other positions with Tricon Metals & Services, Inc. from 1988 to 2000. Mr. Cashio received a Bachelor of Science degree from the University of Alabama in 1979.
     Hatton C. V. Smith – Mr. Smith has served as a director since 2007 and as a director of the Bank since its inception in May 2005. Mr. Smith has served as the CEO of Royal Cup Coffee since 1986 and various other positions with Royal Cup Coffee prior to 1986. Mr. Smith received a Bachelor of Arts degree from Washington & Lee University in 1973. He is involved in many different charities and is a director of the United Way and the Baptist Health System.
     William M. Foshee – Mr. Foshee has served as our Executive Vice President , Chief Financial Officer, Treasurer and Secretary since 2007 and as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Bank since 2005. Mr. Foshee served as the Chief Financial Officer of Heritage Financial Holding Corporation from 2002 until it was acquired in 2005. Mr. Foshee received a Bachelor of Science in Accounting from Auburn University and is a C.P.A ..
     Clarence C. Pouncey III – Mr. Pouncey has served as our Executive Vice President and Chief Operating Officer since 2007 and Executive Vice President and Chief Operating Officer of the Bank since November 2006 and Chief Risk Officer of the Bank from March 2006 until November 2006. Prior to joining the Bank, Mr. Pouncey was employed by SouthTrust Bank (now Wachovia Bank) in various capacities from 1978 to 2006, most recently as the Senior Vice President and Regional Manager of Real Estate Financial Services. Mr. Pouncey received a Bachelor of Science degree from the University of Alabama and a diploma from the Graduate School of Banking at Southern Methodist University.
     Andrew N. Kattos – Mr. Kattos has served as Executive Vice President and Huntsville President and Chief Executive Officer of the Bank since April 2006. Prior to joining the Bank, Mr. Kattos was employed by First Commercial Bank for 14 years, most recently as an Executive Vice President and Senior Lender in the Commercial Lending Department. Mr. Kattos received a Bachelor of Science in Finance from The University of Alabama in Huntsville and received a diploma from The Graduate School of Banking at Louisiana State University. Mr. Kattos also serves on the advisory council of the University of Alabama in Huntsville School of Business.
     G. Carlton Barker – Mr. Barker has served as Executive Vice President and Montgomery President and Chief Executive Officer of the Bank since February 1, 2007. Prior to joining the Bank, Mr. Barker was employed by Regions Bank for 19 years in various capacities, most recently as the Regional President for the Southeast Alabama Region. Mr. Barker received a Bachelor of Science in Business Administration from Huntingdon College and a graduate degree in banking at the Stonier Graduate School of Banking at Rutgers University. Mr. Barker also serves on the Huntingdon College Board of Trustees and on the Board of Directors of the Alabama State Banking Board.

Item 6. Executive Compensation.
Compensation Discussion and Analysis
     Introduction
     This Compensation Discussion and Analysis describes our compensation program for our “named executive officers” who are Thomas A. Broughton III, William M. Foshee, Clarence C. Pouncey III, Andrew N. Kattos and G. Carlton Barker.
     On November 29, 2007, we consummated the Bank’s holding company reorganization causing us to become a bank holding company and the Bank to become our wholly-owned subsidiary. Our board of directors and the board of directors of the Bank consist of the same individuals. Of the named executive officers, three of them were appointed as executive officers of us and, in each case, with the same title as they hold for the Bank, namely Thomas A. Broughton III, President and CEO, Clarence C. Pouncey III, Executive Vice President and COO, and William M. Foshee, Executive Vice President and CFO. Consequently, from May 2, 2005 until November 29, 2007, the Bank operated as an independent bank with no holding company and, consequently, all compensation decisions for the named executive officers to date, including for the year ended December 31, 2007, have been made solely by the compensation committee of the Bank and approved by the board of directors of the Bank.
     In December 2007, following our bank holding company reorganization, our board of directors appointed a separate compensation committee consisting of the same individuals as the compensation committee of the Bank with the authority to determine the compensation of our chief executive officer and, either independently or with other independent directors of the board, the compensation of our other executive officers, and to further administer the 2005 Amended and Restated Stock Incentive Plan. Beginning with the 2008 compensation year, our compensation committee will administer the 2005 Amended and Restated Stock Incentive Plan and recommend any grants of stock options there under. However, to date, all of the named executive officers remain employees of the Bank for payroll and tax purposes including Mr. Broughton, Mr.Foshee and Mr. Pouncey, in part due to the fact that the Alabama Banking Department restricted the Bank from paying dividends for the first three years of its existence, or until May 2, 2008, when it initially approved the Bank to commence operations on May 2, 2005.
     Despite the fact that such dividend restriction will soon be lifted, it is expected that, at this time, the named executive officers will remain employees of the Bank and therefore the compensation committee of the Bank will continue to set compensation for the named executive officers as approved by the board of directors of the Bank and subsequently approved by our board of directors. We have not yet determined when any of our named executive officers will have their compensation determined by our compensation committee rather than the Bank’s compensation committee. However, as stated above, both compensation committees consist of the same individuals. References herein to “our” or “the” compensation committee will refer to our compensation committee and/or the Bank’s compensation committee, as applicable.
     Compensation Philosophy and Objectives
     Our compensation committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by us and the Bank, and which aligns executives’ interests with those of our stockholders by rewarding performance, with the ultimate objective of improving stockholder value. The compensation committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to the named executive officers and other officers remains competitive relative to the compensation paid to similarly situated executives of our peers; provided that, our compensation committee has not yet designated a specific peer group for this purpose. To that end, the compensation committee believes that executive compensation packages should include cash, annual short-term cash incentives and long-term equity based incentives that reward performance as measured against established goals. These goals may include any number of criteria and may be unique to the particular executive officer based upon his or her duties, and may include, among others, criteria based upon our net income, our asset growth, our loan growth, such executive officer’s personal deposit production and our efficiency and asset quality. Additionally, the compensation committee believes that we should offer competitive benefit plans including health insurance and 401(k). We have also entered into change in control agreements where we believe it is important to ensure the retention of certain key executives during the critical period immediately preceding a change in control, if and when applicable.
     In order to recruit and retain the most qualified and competent individuals as executive officers, we strive to maintain a compensation program that is competitive in our market. With regard to our president and CEO, we engaged Clark Consulting, an executive compensation consultant, to analyze the compensation of our president and chief executive officer versus other comparable banks and the industry. Clark Consulting provided us with a report dated January 2008 (the “Clark Report”) which compares the compensation paid to our president and chief executive officer in 2007 versus a peer group which included Pinnacle Financial Partners, Inc. (Nashville, TN), FNB United Corp. (Asheboro, NC), Great Florida Bank (Coral Gables, FL), Capital Bank Corporation (Raleigh, NC), Bancorp, Inc. (Wilmington, DE), Gateway Financial Holding, Inc. (Virginia Beach, VA), Integrity Bancshares, Inc. (Alpharetta, GA), Bank of Florida Corporation (Naples, FL), Commonwealth Bankshares, Inc. (Norfolk, VA), Omni Financial Services, Inc. (Atlanta, GA), Crescent Financial Corporation (Cary, NC), Patriot National Bancorp, Inc. (Stamford, CT), Tennessee Commerce Bancorp (Franklin, TN), Southern First Bancshares, Inc. (Greenville, SC) and Sun American Bancorp (Boca Raton, FL). The Clark Report concludes that while we are in the top 40% in most all performance measures and the top 5% for asset growth, the base salary of our president and CEO is in the bottom 12% and his total compensation is in the bottom 30% versus such peer group. Our compensation committee will use the Clark Report to analyze the compensation of our president and chief executive officer for 2008.
     The fundamental purpose of our executive compensation program is to assist us in achieving our financial and operating performance objectives. Specifically, our compensation program has three basic objectives:
•	To attract, retain and motivate our executive officers, including our named executive officers;

•	To reward executives upon the achievement of measurable corporate, business unit and individual performance goals; and

•	To align each executive’s interests with the creation of stockholder value.

     Our compensation program includes five elements:
•	Base salary: This element is intended to directly reflect an executive’s job responsibilities and his value to us; we also use this element to attract and retain our executives and, to some extent, acknowledge each executive’s individual efforts in furthering our strategic goals.

•	Annual short-term cash incentives: This annual cash incentive is one of the performance-based elements of our compensation; it is intended to motivate our executives and to provide a current or immediate reward for short-term (annual) measurable performance

•	Equity-based incentives: The grant of stock options is the most important method we use to align the interests of our named executive officers with the interests of our stockholders, which is another element of performance-based compensation.

•	Perquisites and benefits: These benefits and plans are intended to attract and retain qualified executives, by ensuring that our compensation program is competitive and provides an adequate opportunity for retirement savings; to a limited degree these programs tend to reward long-term service or loyalty to us.

•	Change in control agreements: These agreements, or such provisions in an employment or similar agreement, provide a form of severance payable in the event of a change in control of us. They are primarily intended to align the interests of our executives with our stockholders by providing a secure financial transition in the event of termination in connection with a change in control.
     Rationale for Pay Mix Decisions
     To reward both short and long-term performance in the compensation program and in furtherance of our compensation objectives noted above, our executive officer compensation philosophy includes the following principles:
     Compensation should be related to performance. The compensation committee believes that a significant portion of an executive officer’s compensation should be tied not only to individual performance, but also company performance measured against both financial and non-financial goals and objectives.
     Incentive compensation should represent a portion of an executive officer’s total compensation. The compensation committee is committed to providing competitive compensation that reflects the performance of us and of the individual officer or employee.
     Compensation levels should be competitive. The compensation committee reviews the available data to ensure that our compensation is competitive with that provided by other comparable companies. The compensation committee believes that competitive compensation enhances our ability to attract and retain executive officers. Clark Consulting has issued a report to us in January 2008 that compares our compensation arrangements with those of other comparable banks and industry standards. The report indicates that Mr. Broughton’s compensation is below average overall, particularly his base salary, and our compensation committee will review accordingly.
     Incentive compensation should balance short-term and long-term performance. The compensation committee seeks to achieve a balance between encouraging strong short-term annual results and ensuring our long-term viability and success. To reinforce the importance of balancing these perspectives, executive officers will be provided both short- and long-term incentives. We provide our executive officers and many employees with the means to become stockholders of us and to share accretion in value with our stockholders through our 2005 Amended and Restated Stock Incentive Plan.
     The compensation committee does not use a specific formula to determine the amount allocated to each element of compensation. Instead, the compensation committee evaluates the total compensation paid to each executive and makes individual compensation decisions as to the mixture between base salary, annual short-term cash incentives and equity-based incentives. In determining the amount of total compensation to be paid in the form of cash or equity, the compensation committee considers with respect to each executive amounts to be paid to such executive as a severance under his or her employment agreement or change in control agreement as well as the amount of equity-based incentives previously awarded to such executive. However, the compensation committee has not otherwise adopted specific stock ownership or holding guidelines that would affect this determination.
     For fiscal year 2007, an average of 26.5% of our named executive officers’ compensation was in annual short-term cash incentives and an average of 11.3% of our named executive officers’ compensation was in long-term equity-based incentives, or stock options. The following table illustrates the percentage of each named executive officer’s total compensation, as reported in the “Summary Compensation Table” below, related to base salary, annual short-term cash incentives and long-term equity-based incentives:

	Percentage of Total Compensation
	(Fiscal Year 2007)
		Annual
	Annual	Short-Term	Equity-Based	Perquisites
Named Executive Officer	Base Salary	Cash Incentives	Incentives	and Benefits
Thomas A. Broughton III, PEO	46.9%	36.4%	8.0%	8.7%
William M. Foshee, PFO	58.1%	29.1%	6.1%	6.7%
Clarence C. Pouncey III	58.9%	23.6%	11.3%	6.2%
G. Carlton Barker	56.2%	16.9%	19.8%	7.1%
Andrew N. Kattos	53.4%	26.4%	11.4%	8.8%
     Annual Base Salary
     The compensation committee endeavors to establish base salary levels for executives that are consistent and competitive with those provided for similarly situated executives of other similar financial institutions, taking into account each executive’s areas and level of responsibility. To date, the compensation committee has not designated a specific peer group for its use. However, as stated above, the Clark Report does create a specific peer group as referenced above in its analysis of the compensation of our president and chief executive officer, Mr. Thomas A. Broughton III, which the compensation could use if it so chooses. For the year ended December 31, 2007, the compensation committee increased Mr. Broughton’s base compensation to $225,000 from $200,000, an increase of $25,000 increase or 12.5%. This compares with an average base salary of $324,000 for the chief executive officers of the peer group used in the Clark Report with only 12% of the chief executive officers having a base salary lower than Mr. Broughton. The compensation committee is taking the Clark Report into consideration in determining Mr. Broughton’s future base salary.

     For the year ended December 31, 2007, the compensation committee increased the base salary of William M. Foshee to $140,000 from $120,000, an increase of $20,000 or 16.6%, Clarence C. Pouncey III to $200,000 from $175,000, an increase of $25,000 or 14.3%, and Andrew N. Kattos to $180,000 from $170,000, an increase of $10,000 or 5.9%. G. Carlton Barker did not begin his employment with the Bank until February 2007.
     None of the named executive officers have employment agreements other than Mr. Barker and Mr. Kattos. Mr. Kattos has an employment agreement which set his base salary initially at $170,000 and required a $10,000 increase to $180,000 on March 28, 2007 and required another $10,000 increase in his base salary to $190,000 beginning on March 28, 2008. Mr. Barker’s employment agreement provides that his minimum base salary shall be $200,000 subject to periodic discretionary raises. See “Employment Agreements” below for a more detailed discussion.
     Annual Short-Term Incentive Compensation
     For the year ended December 31, 2007, the compensation committee relied on various performance measurements for defining executive officer incentive compensation for the named executive officers which included, among others, our net income, our asset growth, our loan growth, the executive’s individual loan production and our efficiency and asset quality. Each of the performance measurements was applied and determined at the discretion of the compensation committee. The potential award level for Mr. Broughton is purely discretionary but generally anticipated to not exceed 100% of his base salary and the potential award level for each of our other named executive officers, Mr. Pouncey, Mr. Foshee, Mr. Barker and Mr. Kattos, is limited to 50% of their respective base salaries. The compensation committee makes a determination of awards based on the information available to it at the time. The compensation committee has no policy to adjust or recover awards or payments if the relevant company performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.
     For the year ended December 31, 2007, the compensation committee determined that Mr. Broughton was entitled to an award of $175,000 or 77.8% of his base salary. Mr. Broughton’s annual short-term incentive compensation was in the top 38% of the peer group in the Clark Report for which the average annual short-term incentive compensation was $138,529.
     Furthermore, for the year ended December 31, 2007, the compensation committee determined that Mr. Foshee was entitled to an award of $70,000 or 50% of his base salary, Mr. Pouncey was entitled to an award of $80,000 or 40% of his base salary, Mr. Barker was entitled to an award of $60,000 or 30% of his base salary and Mr. Kattos was entitled to an award of $89,100 or 49.5% of his base salary. Each of the employment agreements for Mr. Barker and Mr. Kattos provide that they shall have the opportunity to receive discretionary annual short-term incentive compensation of up to 50% of their respective base salaries.
     Equity-Based Incentive Compensation
     We have our 2005 Amended and Restated Stock Incentive Plan pursuant to which we may grant our named executive officers and other officers and employees incentive stock options to purchase shares of our common stock. We believe that grants of stock options serve as effective long-term incentives for executive officers, directors and employees that encourage them to remain with us and align their interests with our stockholders. See “Stock Incentive Plan” below for detailed discussion of the terms of the plan.
     On May 19 2005, Mr. Broughton received a stock option to purchase up to 75,000 shares of our common stock at $10.00 per share, and a now vested warrant in his capacity as a founding director to purchase up to 10,000 shares of our common stock for $10.00 per share. Such 75,000 share option vests 10,000 shares per year each May 19 and thus has vested 20,000 shares to date and will vest an additional 10,000 shares on May 19, 2008 and each May 19 thereafter until the final 5,000 shares vest on May 19, 2013. Since such time, Mr. Broughton has not been granted any further stock options as performance compensation other than the grant of a stock option to purchase up to 10,000 shares of common stock at $20.00 per share in December 2007 which vests equally over three years for his services as a director. The compensation committee based its determination of Mr. Broughton’s compensation package with the intent of providing a compensation package designed to retain Mr. Broughton’s services and motivate him to perform to the best of his abilities. Mr. Broughton’s 2007 base salary reflects the board’s determination of the salary level necessary to meet this objective. The Clark Report mistakenly analyzes Mr. Broughton’s equity-based incentive compensation at $74,561 rather than the actual amount of $38,576. The average equity-based incentive compensation for chief executive officers in the peer group was $70,705. Therefore, Mr. Broughton’s equity-based incentive compensation is clearly below the average for such peer group.
     To date, we have granted incentive stock options to our other named executive officers only upon their initial hiring but with vesting schedules designed to enhance their retention and align their interest with our stockholders. These incentive stock options generally vest over 6 to 8 years from their date of grant, with most of such grants not beginning to vest until 3 to 5 years following their date of grant, the first of which do not begin to vest until February 2009. See “Outstanding Equity Awards at Fiscal Year-End” below for a detailed description of the vesting schedules of each of the options granted to the named executive officers.
     Certain provisions exist under our 2005 Amended and Restated Stock Incentive Plan to allow for the acceleration of vesting equity awards in the event of a change of control. Under the 2005 Amended and Restated Stock Incentive Plan, a “change of control” means a reorganization, merger or consolidation of us with or into another corporation or entity where our stockholders before the transaction own less than 50 percent of our combined voting power after the transaction, a sale of all or substantially all of our assets or a purchase of more than 50 percent of the combined voting power of our outstanding capital stock in a single transaction or a series of related transactions by one “person” (as that term is used in Section 13(d) of the Exchange Act) or more than one person acting in concert.
     Severance and Change in Control
     We do not have an employment or other agreement with Mr. Broughton which requires us to pay him severance payments upon termination of his employment. We have, however, entered into agreements to pay severance payments under certain circumstances to Mr. Barker and Mr. Kattos under their employment agreements, and we have entered into change in control agreements with Mr. Foshee and Mr. Pouncey. Mr. Barker’s employment agreement also contains a change in control provision. See “Employment Agreements”, “Change in Control Agreements” and “Estimated Payments upon a Termination or Change in Control” below.

     Summary Compensation Table
     The following table sets forth the aggregate compensation paid by us or the Bank for services for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005 to our named executive officers:

							Change in
							Pension Value
							and
							Nonqualified
						Non-Equity	Deferred
Name and Principal				Stock	Option	Incentive Plan	Compensation	All Other
Position Held	Year	Salary	Bonus	Awards	Awards (1)	Compensation	Earnings	Compensation		Total
		($)	($)	($)	($)	($)	($)	($)		($)
Thomas A. Broughton III,	2007	$225,000	$175,000		$38,576	—	—	$41,611	(3)	$480,187
President and CEO (PEO)	2006	200,000	150,000		38,394	—	—			388,394
	2005	133,333	—		—	—	—			133,333

William M. Foshee,	2007	140,000	70,000		14,731	—	—	16,068	(4)	240,799
Executive Vice President and Chief Financial Officer (PFO)	2006	120,000	36,000		13,630	—	—			169,630
	2005	110,000	—		—	—	—			110,000

Clarence C. Pouncey III	2007	200,000	80,000		38,286	—	—	21,198	(5)	339,484
Executive Vice President and Chief Operating Officer	2006	175,000	52,500		26,747	—	—			254,247
	2005	—	—		—	—	—			—

G. Carlton Barker (2)	2007	200,000	60,000		70,460	—	—	25,231	(6)	355,691
Executive Vice President of Bank and	2006	—	—		—	—	—			—
Montgomery President and CEO of Bank	2005	—	—		—	—	—			—

Andrew N. Kattos (2)	2007	180,000	89,100		38,286	—	—	29,765	(7)	337,151
Executive Vice President of Bank	2006	170,000	51,000		26,747	—	—			247,747
Huntsville President and CEO of Bank	2005	—	—		—	—	—			—

(1)	The amounts in this column reflect the aggregate grant date fair value under FAS 123(R) of awards made during the respective year.

(2)	Although Mr. Barker and Mr. Kattos are employees of the Bank only, we have included them as named executive officers due to their salary level and since they are president and chief executive officer of the Huntsville and Montgomery offices, respectively.

(3)	All Other Compensation for 2007 includes car allowance ($8,400), director’s fees ($6,000), country club allowance ($5,280), healthcare premiums ($5,719), matching contributions to 401(k) plan ($15,000) and group life and long-term disability insurance premiums ($1,212).

(4)	All Other Compensation for 2007 includes car allowance ($8,400), matching contributions to 401(k) plan ($6,940) and group life and long-term disability insurance premiums ($728).

(5)	All Other Compensation for 2007 includes car allowance ($8,400), country club allowance ($5,800), group life and long-term disability insurance premiums ($964) and healthcare premiums ($6,034).

(6)	All Other Compensation for 2007 includes car allowance ($7,700), matching contributions to 401(k) plan ($6,000), country club allowance ($5,027), group life and long-term disability insurance premiums ($973) and healthcare premiums ($5,531).

(7)	All Other Compensation for 2007 includes car allowance ($8,400), matching contributions to 401(k) plan ($9,157), country club allowance ($5,144), group life and long-term disability insurance premiums ($1,030) and healthcare premiums ($6,034).

     Stock Incentive Plan
     General. The Bank established the ServisFirst Bank 2005 Stock Incentive Plan which was approved by the shareholders at its annual meeting held on June 9, 2005 and which became the ServisFirst Bancshares, Inc. 2005 Amended and Restated Stock Incentive Plan pursuant to the terms of the reorganization of the Bank into a holding company structure on November 29, 2007. The Plan provides us with the flexibility to grant stock options to employees, officers and directors of us or the Bank in exchange for their services as an officer, employee or director of us or the Bank for the purpose of giving them a proprietary interest in, and to encourage them to remain employed by, us or the Bank. The board of directors has reserved for issuance 1,025,000 shares of common stock, including an option covering 75,000 shares issued to Mr. Broughton. As of February 29, 2008, we have granted options to purchase 657,500 shares of common stock to certain executive officers, directors and employees, most of which are not immediately exercisable and vest over time. Therefore, we have 367,500 options which still may be granted. The number of shares reserved for issuance may change in the event of a stock split, recapitalization or similar event as described in the plan.
     Administration. The compensation committee administers the plan. The committee has the authority to grant awards under the plan; to determine the terms of each award; to interpret the provisions of the plan; to determine whether or not to prescribe, amend or rescind the rules and regulations relating to the plan; and to make all other determinations that it may deem necessary or advisable to administer the plan.
     The plan permits the committee to grant stock options to eligible persons. The committee may grant these options on an individual basis or design a program providing for grants to a group of eligible persons. The committee determines, within the limits of the plan, the number of shares of common stock subject to an option, to whom an option is granted, the exercise price, forfeiture or termination provisions and all other terms of each option.
     Option Terms. The plan provides for incentive stock options and non-qualified stock options. The compensation committee will determine whether an option is an incentive stock option or a non-qualified stock option when it grants the option, and the option will be evidenced by an agreement describing the material terms of the option. A holder of a stock option generally may not transfer the option during his or her lifetime.
     The exercise price of an incentive stock option may not be less than the fair market value of the common stock on the date of the grant, or less than 110% of the fair market value if the participant owns more than 10% of our outstanding common stock. When the incentive stock option is exercised, we will be entitled to place a legend on the certificates representing the shares of common stock purchased upon exercise of the option to identify them as shares of common stock purchased upon the exercise of an incentive stock option. The exercise price of non-qualified stock options may not be less than 100% of the fair market value of the common stock on the date of the grant. Fair market value will be determined based upon any reasonable measure of fair market value. The committee may permit the exercise price to be paid in cash or through a cashless exercise executed through a broker. Financing by us may, in the committee’s discretion, be offered to assist participants with payment of the option exercise price.
     A participant may be liable for federal, state or local tax withholding obligations as a result of the exercise of a non-qualified stock option. The tax withholding obligation may be satisfied by payment in the form of cash, certified check, previously-owned shares of our common stock or, if a participant elects, with the permission of the committee, by a reduction in the number of shares to be received by the participant upon exercise of the option. Additionally, the committee may, in its discretion, make cash awards designed to cover tax obligations of employees that result from the receipt or exercise of a stock option.
     The committee also determines the term of an option, which shall be specified in the applicable stock option agreement. The term of an incentive stock option may not exceed ten years from the date of grant, but any incentive stock option granted to a participant who owns more than 10% of the outstanding common stock will not be exercisable after the expiration of five years from the date the option is granted. Subject to any further limitations in the applicable agreement, if a participant’s employment terminates, an incentive stock option will terminate and become unexercisable no later than three months after the date of termination of employment. If, however, termination of employment is due to death or disability, the option will remain exercisable for one year. Incentive stock options are also subject to the further restriction that the aggregate fair market value, determined as of the date of the grant, of common stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering more than $100,000 worth of common stock first become exercisable in any one calendar year, the excess will be non-qualified options.
     Termination of Options. The terms of particular options may provide that they terminate, among other reasons, upon the holder’s termination of employment or other status with us or the Bank, upon a specified date, upon the holder’s death or disability, or upon the occurrence of a change in control of us or the Bank. An agreement may provide that if the holder dies or becomes disabled, the holder’s estate or personal representative may exercise the option.
     Reorganizations. The plan provides for appropriate adjustment, as determined by the committee, in the number of shares reserved under the plan and in the number and kind of shares subject to unexercised options in the event of any change in the outstanding shares of common stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event. In the event of specified corporate reorganizations, the committee may, within the terms of the plan and the applicable agreement, substitute, cancel, accelerate, cancel for cash or otherwise adjust the terms of an option.
     Amendment and Termination of the Plan. The board of directors has the authority to amend or terminate the plan. The board of directors will not be required to obtain stockholder approval to amend or terminate the plan, but may condition any amendment upon stockholder approval if it determines that stockholder approval is necessary or appropriate under tax, securities, or other laws. The board’s action may not adversely affect the rights of a holder of a stock option without the holder’s consent.
     Federal Income Tax Consequences. The following discussion outlines generally the federal income tax consequences of participation in the plan. Individual circumstances may vary and each participant should rely on his or her own tax counsel for advice regarding federal income tax treatment under the plan.
     Incentive Stock Options. A participant who exercises an incentive stock option will not be taxed when he or she exercises the option or a portion of the option. Instead, the participant will be taxed when he or she sells the shares of common stock purchased upon exercise of the incentive stock option. The participant will be taxed on the difference between the price he or she paid for the common stock and the amount for which he or she sells the common stock. If the participant does not sell the shares of common stock prior to two years from the date of grant of the incentive stock option and one year from the date the common stock is issued to him or her, the gain will be a capital gain and we will not be entitled to a corresponding deduction. If the participant sells the shares of common stock at a gain before that time, the difference between the amount the participant paid for the common stock and the lesser of its fair market value on the date of exercise or the amount for which the stock is sold will be taxed as ordinary income. If the participant sells the shares of common stock for less than the amount he or she paid for the stock prior to the one or two year periods indicated, no amount will be taxed as ordinary income and the loss will be taxed as a capital loss. Exercise of an incentive stock option may subject a participant to, or increase a participant’s liability for, the alternative minimum tax.
     Non-Qualified Stock Options. A participant will not recognize income upon the grant of a non-qualified stock option or at any time before the exercise of the option or a portion of the option. When the participant exercises a non-qualified stock option or portion of the option, he or she will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the common stock on the date the option is exercised over the price paid for the common stock, and we will then be entitled to a corresponding deduction.
     Depending upon the time period for which shares of common stock are held after exercise of an option, the sale or other taxable disposition of shares acquired through the exercise of a non-qualified stock option generally will result in a short- or long-term capital gain or loss equal to the difference between the amount realized on the disposition and the fair market value of such shares when the non-qualified stock option was exercised.

Grants of Plan-Based Awards in 2007
     The table below sets forth information regarding grants of plan-based awards made to our named executive officers during 2007:

			All Other Option Awards:	Exercise or Base
			Number of Securities	Price of Option
			Underlying Options	Awards
Name	Grant Date		(#)	($/Sh)
Thomas A. Broughton III, President and CEO (PEO)	12/20/07	(1)	10,000	$20.00
William M. Foshee,
Executive Vice	n/a
President and Chief Financial Officer (PFO)
Clarence C. Pouncey III
Executive Vice	n/a
President and Chief Operating Officer
G. Carlton Barker
Executive Vice President of Bank	02/01/07	(1)	75,000	$15.00
Montgomery President and CEO of Bank
Andrew N. Kattos
Executive Vice President of Bank	n/a
Huntsville President and CEO of Bank

(1)	Awarded under our 2005 Amended and Restated Stock Incentive Plan.
Outstanding Equity Awards at Fiscal Year-End
     The following table details all outstanding equity grants as of December 31, 2007:

	Option Awards
	Number of Securities	Number of Securities	Option		Option
	Underlying Unexercised	Underlying Unexercised	Exercise	Grant Date	Expiration
Name	Options (#) Exercisable	Options (#) Unexercisable	Price ($)	Fair Value ($)	Date
Thomas A. Broughton III,	20,000	55,000	$10.00	$3.02	05/19/2015
President and CEO (PEO) (1)	—	10,000	$20.00	$4.72	12/20/2017

William M. Foshee, Executive Vice President and Chief Financial Officer	—	20,000	$10.00	$3.02	05/19/2015
(PFO) (2)

Clarence C. Pouncey III, Executive Vice President and Chief Operating	—	50,000	$11.00	$3.66	04/20/2016
Officer(3)

G. Carlton Barker, Executive Vice President of Bank and Montgomery	—	75,000	$15.00	$4.93	02/01/2017
President and CEO of Bank (4)

Andrew N. Kattos, Executive Vice President of Bank and Huntsville	—	50,000	$11.00	$3.66	04/20/2016
President and CEO of Bank (5)

(1)	The option to purchase 75,000 shares at $10.00 per share granted to Mr. Broughton on May 19, 2005 vests 10,000 shares per year with the final 5,000 vesting on May 19, 2013. The option to purchase 10,000 shares at $20.00 per share granted to Mr. Broughton on December 12, 2007 vests 100% on December 12, 2012.

(2)	The option to purchase 20,000 shares at $10.00 per share granted to Mr. Foshee on May 19, 2005 vests 10,000 shares on May 19, 2010 and 10,000 shares on May 19, 2013.

(3)	The option to purchase 50,000 shares at $11.00 per share granted to Mr. Pouncey on April 20, 2006 vests 9,000 shares per year beginning on April 20, 2009, with the final 5,000 shares vesting on April 20, 2014.

(4)	The option to purchase 75,000 shares at $15.00 per share granted to Mr. Barker on February 1, 2007 vests 6,666 shares per year beginning February 1, 2009 with the final 48,336 shares vesting at one time on February 1, 2013.

(5)	The option to purchase 50,000 shares at $11.00 per share granted to Mr. Kattos on April 20, 2006 vests 9,000 shares per year beginning on April 20, 2009, with the final 5,000 shares vesting on April 20, 2014.
Option Exercises and Stock Vested in Fiscal 2007
     There were no options exercised during fiscal 2007, and we have no restricted stock or other stock awards to have vested.
Non-Plan Warrants and Stock Options
     We also issued to each of our directors upon the formation of the Bank in May 2005 warrants to purchase up to 10,000 shares of our common stock, or 60,000 in the aggregate, for a purchase price of $10.00 per share, expiring in ten years. These warrants vest over three years from date of grant and thus become fully vested in May 2008.
     We have granted non-plan stock options to certain key relationships to purchase up to an aggregate of 55,000 shares of our common stock at between $15.00 and $20.00 per share for 10 years. These stock options are non-qualified and not part of our 2005 Amended and Restated Stock Incentive Plan. They vest 100% at one time five years after the date of grant.
Employment Agreements
     G. Carlton Barker. G. Carlton Barker entered into an employment agreement with the Bank on February 1, 2007, pursuant to which he serves as executive vice president of the Bank and president and chief executive officer of the Montgomery office. Mr. Barker’s agreement provides that he will receive a base salary of $200,000 per year, an option to purchase up to 75,000 shares of our common stock as set forth in the above table, automobile allowance and reimbursement, life, health, dental, and disability insurance, and other benefits afforded to employees of the Bank. Mr. Barker is eligible to receive incentive-based compensation up to fifty percent (50%) of base salary, the terms of which shall be established by the Bank annually. In addition, the Bank may increase Mr. Barker’s base salary upon a periodic review. The agreement’s initial term is until January 31, 2012, and upon expiration of the initial term shall automatically renew for subsequent one-year terms, unless earlier terminated.
     The Bank may terminate Mr. Barker’s employment upon his death, disability or for “cause.” The Bank may further terminate Mr. Barker’s employment at any time without cause by providing proper notice and the payment to Mr. Barker in a lump sum an amount equal to what Mr. Barker would have been paid during the remainder of the term or twelve months, whichever is greater, plus any other cash payments due including incentive pay. Comparatively, Mr. Barker can terminate his employment voluntarily by providing proper notice. Under his agreement, Mr. Barker agrees to maintain the confidentiality of the Bank’s confidential information during the term of the agreement and at all times thereafter. Furthermore, Mr. Barker agrees to not solicit, directly or indirectly, any individual who is employed by the Bank, for himself or as an employee or agent of any person, firm, or corporation, for a period of no less than twelve (12) months, but no greater than twenty-four (24) months, following his employment with the Bank.
     For purposes of this agreement, “Cause” shall mean any of the following: (i) conviction in connection with a felony, (ii) conviction in connection with any crime, whether a felony or a misdemeanor, involving the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude or misappropriation of the Bank’s property; (iii) willful or gross neglect of his duties or obligations hereunder; (iv) willful misconduct in connection with the performance of his duties hereunder; (v) a material breach of the Bank’s Code of Ethics; or (vi) suspension or removal by any bank or securities regulator or such regulatory agency.
     Furthermore, Mr. Barker’s agreement provides that, in the event of a change of control, Mr. Barker may elect to terminate his employment and shall be entitled to a lump sum payment equal to three times his base salary and any unvested stock options shall immediately vest. In the event that the payments due in a change in control results in adverse tax consequences to Mr. Barker, then we will reduce such payment to such amount as Mr. Barker determines will not result in such adverse tax consequences. For purposes of this agreement, the term “change in control” means (i) the occurrence of any transaction with respect to which either notice or application must be filed with the Federal Reserve Board pursuant to certain provisions of the Code of Federal Regulations, and as a result of which more than 50% of our outstanding shares becomes owned by any person, or group of persons acting in concert, who prior to the transaction owned less than 50% of our outstanding shares, (ii) individuals who were our directors immediately prior to a “control transaction” shall cease within one year of such control transaction to constitute a majority of our board of directors, or (iii) we are merged or consolidated with another corporation and are not the surviving corporation or we sell or otherwise dispose of substantially all of our assets. A “control transaction” is (i) any tender offer for or acquisition of our shares, (ii) any merger, consolidation, or sale of substantially all of our assets, (iii) any contested election of directors or (iv) any combination of the foregoing which results in a change in voting power sufficient to elect a majority of the board of directors.
     Andrew N. Kattos. Andrew N. Kattos entered into an employment agreement with the Bank on April 27, 2006, pursuant to which he serves as executive vice president of the Bank and president and chief executive officer of the Huntsville office. Mr. Kattos’ agreement provides that he will receive a base salary of $180,000 per year, subject to an additional $10,000 increase in March 2008, an option to purchase up to 50,000 shares of our common stock as set forth in the table above, automobile allowance and reimbursement, partial health and disability insurance and other benefits afforded to employees of the Bank. Mr. Kattos is eligible to receive incentive-based compensation up to fifty percent (50%) of base salary, the terms of which shall be established by the Bank annually. Mr. Kattos may be eligible for additional incentive based compensation based on performance as may be awarded at the discretion of the Bank. The agreement’s initial term expires on March 29, 2009 and, upon expiration of the initial term, shall automatically renew for a subsequent two-year term, ending on March 29, 2011.
     The Bank may terminate Mr. Kattos’ employment upon his death, disability or for “cause.” The Bank may terminate Mr. Kattos’ employment without cause by providing proper notice and continuing to pay his salary every two weeks for the remainder of the term or twelve months, whichever is greater, plus all other cash obligations (unused vacation) and 50% of any incentive compensation earned as of the termination date. Comparatively, Mr. Kattos can terminate his employment voluntarily by providing proper notice. Under the agreement, Mr. Kattos agrees to maintain the confidentiality of the Bank’s confidential information during the term of the agreement and at all times thereafter. Furthermore, Mr. Kattos agrees to not solicit, directly or indirectly, any individual who is or was employed by the Bank at or within 180 days of his termination, for himself or as an employee or agent of any person, firm, or corporation, for a period of no less than twelve (12) months, following his employment with the Bank, and Mr. Kattos agrees to refrain from becoming employed by or become a consultant to any individual or entity other than the Bank or its subsidiaries or affiliates, for said period. For purposes of this agreement, “Cause” shall mean any of the following: (i) indictment in connection with a felony, (ii) indictment in connection with any crime whether a felony or misdemeanor, involving the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude or misappropriation of the Bank’s property, (iii) willful or gross neglect of his duties hereunder, (iv) willful misconduct in connection with the performance of his duties hereunder, (v) a material breach of the Bank’s Code of Ethics, or (vi) suspension or removal by any bank or securities regulator or such regulatory agency.
Change in Control Agreements
     General
     As of December 31, 2007, we had two change in control severance agreements with named executive officers, William M. Foshee and Clarence C. Pouncey, III; however, there is a similar change in control provision in Mr. Barker’s employment agreement as set forth above. Each of these change in control agreements were originally entered into with the Bank but also apply to a change in control of us since our holding company reorganization in 2007.
     These agreements generally provide for a lump sum payment (equal to two times annual base salary for Mr. Foshee and one times annual base salary for Mr. Pouncey) in the event of the termination of their respective employment within 24 months after a “change in control” (as defined in their agreements) either: (i) by us, other than for “Cause” , death, disability or the attainment of normal retirement date, or (ii) by them for the specific reasons set forth in the contract. These agreements are not employment agreements and do not guarantee employment for any term or period; they only apply if a change in control occurs. In the case of Mr. Barker, in the event of a change of control as defined in his employment agreement above, Mr. Barker may elect to terminate his employment at anytime within one year following the change of control in which case we must pay him a lump sum payment equal to three times his base salary.
     The size of each benefit was set through arms’ length negotiations with each of such individuals upon their employment and consistent with general industry standards. Each of these respective agreements were approved by the board of directors of the Bank.
     Definitions
     The term “change in control” is defined in the agreements to include:
•	a merger, consolidation or other corporate reorganization (other than a holding company reorganization) of us in which we do not survive, or if we survive, our stockholders before such transaction do not own more than 50% of, respectively, (i) the common stock of the surviving entity, and (ii) the combined voting power of any other outstanding securities entitled to vote on the election of directors of the surviving entity.
•	the acquisition, other than from us, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”)) of beneficial ownership of 50% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; provided, however, that neither of the following shall constitute a change in control:
-	any acquisition by us, any of our subsidiaries, or any employee benefit plan (or related trust) of us or our subsidiaries, or;

-	any acquisition by any corporation, entity, or group, if, following such acquisition, more than 50% of the then outstanding voting rights of such corporation, entity or group are owned, directly or indirectly, by all or substantially all of the persons who were the owners of our common stock immediately prior to such acquisition; or
•	approval by our stockholders of:
-	our complete liquidation or dissolution, or

-	the sale or other disposition of all or substantially all our assets, other than to a corporation, with respect to which immediately following such sale or other disposition, more than 50% of, respectively, the then outstanding shares of common stock of such corporation, and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of our outstanding common stock, and our outstanding voting securities immediately prior to such sale or other disposition, in substantially the same proportions as their ownership, immediately prior to such sale or disposition, of our outstanding common stock and our outstanding securities, as the case may be.
•	Notwithstanding the foregoing, if Section 409A of the Internal Revenue Code of 1986 (the “Code”) would apply to any payment or right arising hereunder as a result of a change in control as hereinabove described, then with respect to such right or payment the only events that would constitute a change in control for purposes hereof shall be those events that would constitute a change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation in accordance with said section 409A.
     Mr. Pouncey’s agreement further defines a “change in control” to include individuals who, as of the effective date of his agreement, constitute our board of directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of our board of directors (the “Board”), provided that any individual becoming a director subsequent to such date, whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then compromising the Incumbent Board, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act).
     The term “Cause” is defined in each of the agreements to include: (i) a pattern of conduct which tends to hold us up to ridicule, or which adversely affects us, in the business community, (ii) engaging in conduct disloyal to us, (iii) non-diligent performance of their duties, (iv) failure to appear for work during regularly scheduled hours without a sufficient reason, (v) failure to comply with any of our policies and procedures as from time to time amended, (vi) any action against them by federal or state banking regulatory authorities acting under lawful authority pursuant to provisions of federal or state law or regulation which may be in effect from time to time, (vii) any act (including any omission or failure to act) that constitutes, on the part of them, fraud, dishonesty, gross negligence, misconduct, incompetence, or breach of fiduciary duty involving direct or indirect gain to or personal enrichment of them, (viii) conviction of any felony crime and (ix) dependence upon, or abuse of, any addictive substance, including but not limited to, alcohol, amphetamines, barbiturates, LSD, cocaine, marijuana, or narcotic drugs.
     Mr. Foshee and Mr. Pouncey can each terminate their employment and still trigger the change in control payment if they terminate because, after the change in control, (i) they are assigned to duties or responsibilities that are materially inconsistent with their position, duties, responsibilities or status immediately preceding such change in control, or a change in their reporting responsibilities or titles in effect at such time resulting in a reduction of their responsibilities or position, (ii) the reduction of their base salary or, to the extent such has been established by the board of directors or its compensation committee, target bonus (including any deferred portions thereof) or substantial reduction in their level of benefits or supplemental compensation from those in effect immediately preceding such change in control; or (iii) their transfer to a location requiring a change in residence or a material increase in the amount of travel normally required of them in connection with their employment.
     In addition to the cash payments set forth in the change in control agreements, incentive stock options granted to named executive officers will immediately vest upon a change in control.
Estimated Payments upon a Termination or Change in Control
     Termination
     In the event that Mr. Barker had been terminated by us without “Cause” as of December 31, 2007, then we would have been required to pay a lump sum cash payment to Mr. Barker equal to $816,666.63 upon the date of termination.
     In the event that Mr. Kattos had been terminated by us without “Cause” as of December 31, 2007, then we would be required to continue to pay Mr. Kattos his salary equal to $15,000 per month through March 28, 2009.
     Change in Control
     Assuming that we had a change in control as of December 31, 2007 as defined in both the change in control agreements above and Mr. Barker’s employment agreement, and assuming further that each of the requisite triggering events had occurred as of such date for each, then we would have had to pay cash payments of $280,000 to Mr. Foshee and $200,000 to Mr. Pouncey, each in a lump sum payment within 30 days of their respective termination, and $600,000 to Mr. Barker no less than 30 days and no more than 90 days following his notice of his intent to exercise his change of control rights.
     Furthermore, assuming we had a change in control as of December 31, 2007 as defined in the 2005 Amended and Restated Stock Incentive Plan and further assuming that the value of the stock as of that date was $20 per share (the most recent sale price), then each of the named executive officers would become immediately vested in their unvested incentive stock options as of such date equal to the following value based upon the difference between $20 per share and their respective exercise prices per share for such shares: (i) Thomas A. Broughton III — $550,000, (ii) William M. Foshee — $200,000, (iii) Clarence C. Pouncey, III — $450,000, (iv) G. Carlton Barker — $375,000 and (v) Andrew N. Kattos — $450,000.
Director Compensation
     Each member of our board of directors of the Bank will receive a retainer of $10,000, plus a fee of $500 per board meeting attended and $250 per committee meeting attended for 2008. In addition, the Bank’s chairman of the board of directors and the chairman of the audit committee will receive a retainer of $5,000. If the director is a director of us and not the Bank, then such director will be paid his or her fee by us. Prior to the holding company reorganization, the Bank paid each of its directors $500 per meeting attended and $250 per committee meeting attended. In recognition of the efforts made and financial risks undertaken by the directors in organizing the Bank, including cash contributions, the Bank issued each director a warrant to purchase 10,000 shares of common stock on May 2, 2005 that are now warrants to purchase shares of our common stock. Accordingly, the Bank (and now us) issued warrants to purchase an aggregate of 60,000 shares of common stock to our directors. The warrants vest in one-third annual increments over a period of three years measured from the date of issuance on May 13, 2005 and are exercisable for a ten-year period following such date of issuance. The warrants are not assignable except by will or the laws of descent and distribution. Additionally, we have issued each director an option to purchase 10,000 shares of common stock on December 12, 2007, which vest 100% on December 12, 2012.
     The table below reflects director compensation for the year ended December 31, 2007 for our holding company directors other than Thomas A. Broughton III who is a named executive officer and whose compensation has been fully reflected in the Summary Compensation Table.

	Fees earned
Name	or paid in cash	Stock awards		Total
	($)	($)		($)
Stanley M. Brock, Chairman of the Board	6,500	47,222	(1)	53,722
Michael D. Fuller	6,750	47,222	(1)	53,972
James J. Filler	5,500	47,222	(1)	52,722
J. Richard Cashio	8,000	47,222	(1)	55,222
Hatton C. V. Smith	5,750	47,222	(1)	52,972

(1)	Each director received a warrant to purchase 10,000 shares of common stock on May 2, 2005 at $10.00 per share which are fully vested as of May 2008 and each director further received an option to purchase 10,000 shares of common stock on December 20, 2007 at $20.00 per share which vest 100% at one time at the end of five years from the date of the grant. Consequently, each of the directors held warrants/options to purchase up to 20,000 shares as of December 31, 2007. The dollars amount recognized here is fair value in accordance with FAS 123R.
Compensation Committee Interlocks and Insider Participation
     The primary functions of the compensation committee are to evaluate and administer the compensation of our president and chief executive officer and other executive officers and to review our general compensation programs. As of December 31, 2007, and currently, the members of this committee are: Hatton C. V. Smith, J. Richard Cashio and James J. Filler. No member of this committee has served as one of our officers or employees or of any subsidiary. In addition, none of our executive officers has served as a director or as a member of the compensation committee of a company which employs any of our directors.
Item 7. Certain Relationships and Related Transactions, and Director Independence.
Certain Relationships and Related Transactions
     We have not entered into any business transactions with related parties required to be disclosed under Rule 404(a) of Regulation S-K other than banking transactions in our ordinary course of business with our directors and officers, as well as members of their families and corporations, partnerships or other organizations in which they have a controlling interest. Management recognizes that related party transactions can present unique risks and potential conflicts of interest (in appearance and in fact). Therefore, we maintain written policies around interactions with related parties which require that these transactions are on the following terms:
•	In the case of banking transactions, each is on substantially the same terms, including price or interest rate, collateral and fees, as those prevailing at the time for comparable transactions with unrelated parties, and will not be expected to involve more than the normal risk of collectability or present other unfavorable features to the Bank; and

•	In the case of any related party transactions including banking transactions, each is approved by a majority of the directors who do not have an interest in the transaction.
     The aggregate amount of indebtedness from directors and executive officers (including their affiliates) to the Bank as of December 31, 2007, including extensions of credit or overdrafts, endorsements and guarantees outstanding on such date, was $11,996,000, which equaled 16.60% of our total equity capital as of that date. Less than 5% of these loans were installment loans to individuals. These loans are secured by real estate and other suitable collateral to the same extent, including loan to value ratios, as loans to similarly situated unaffiliated borrowers. We anticipate making related party loans in the future to the same extent as we have in the past.
Director Independence
     Since our common stock will not be listed on any exchange upon registration, and we have no current plans to list our common stock on any exchange, the Securities Exchange Act of 1934, as amended, requires that we select an exchange’s director independence requirements with which to comply. We have selected the director independence requirements of The Nasdaq Global Market. Our Corporate Governance and Nominating Committee has and will, as deemed necessary, conduct a review of director independence utilizing the listing standards of The Nasdaq Global Market. During this review, the board considered transactions and relationships between each director or any member of his immediate family and us and our only subsidiary or affiliate, the Bank. The board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder). The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that a director is independent. Independent directors must be free of any relationship with us or our management that may impair the director’s ability to make independent judgments.
     As a result of this review, the board affirmatively determined that each of the following directors is independent of us and our management under the listing standards of The Nasdaq Global Market:
•	Stanley M. Brock

•	Michael D. Fuller

•	James J. Filler

•	J. Richard Cashio

•	Hatton C. V. Smith
     Mr. Broughton is considered an inside director because of his employment as our president and chief executive officer.
     None of our independent directors had transactions, relationships or arrangements which the board felt necessary to consider in determining their independence under The Nasdaq Global Market’s independence standards.
Communications with Directors
     You may contact any of our independent directors, individually or as a group, by writing to them c/o William M. Foshee, Chief Financial Officer, ServisFirst Bancshares, Inc., 3300 Cahaba Road, Suite 300, Birmingham, Alabama 35223.
Item 8. Legal Proceedings.
     We are not a party to any pending legal proceedings other than routine proceedings that are incidental to our business.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Market Price of and Dividends on the Registrant’s Common Equity
     No public market exists for our common stock, and there can be no assurance that a public trading market for our common stock will develop. As of February 29, 2008, we had approximately 720 stockholders of record holding 5,113,482 outstanding shares of our common stock, and we had 657,500 shares of our common stock presently subject to outstanding options to purchase such shares under the 2005 Amended and Restated Stock Incentive Plan. There is no active trading market for our common stock, and we have no current plans to list our common stock on any exchange or market. Consequently, there have only been a very few secondary trades in our common stock. Our most recent sale of our common stock was at $20 per share which closed on September 27, 2007.
     We have not paid dividends since inception and do not expect to pay dividends in the near future. The principal source of our cash flow, including cash flow to pay dividends, comes from dividends that our bank subsidiary pays to us as its sole shareholder. Because the Alabama Banking Department restricted the payment of dividends by the Bank during its first three years of existence, the Bank cannot pay cash dividends to us without prior regulatory approval until May 2008. Statutory and regulatory limitations apply to the Bank’s payment of dividends to us, as well as our payment of dividends to our stockholders. For a complete discussion on the restrictions on dividends, see “Supervision and Regulation — Payment of Dividends” in Item 1.

Equity Compensation Plan Information
     The following table summarized as of December 31, 2007 the shares of our common stock subject to outstanding awards or available for future awards under our equity compensation plans and arrangements. We do not have a formal stock option plan; however, our directors and executive officers and certain key employees and consultants of the bank have been granted options pursuant to stock option agreements or plans approved by our board of directors.

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options,	outstanding options,	future issuance under
Plan Category	warrants and rights	warrants and rights	equity compensation plans
Equity compensation plans approved by security holders	1,025,000	13.12	367,500
Equity compensation plans not approved by security holders	—	—	—

Total	1,025,000	13.12	367,500
     We grant stock options as an incentive to employees, officers, directors, and consultants, as a means to attract or retain these individuals, to maintain and enhance our long-term performance and profitability, and to allow these individuals to acquire an ownership interest in our company. Our compensation committee administers this program, making all decisions regarding grants and amendments to these awards. All shares to be issued upon the exercise of these options must be authorized and unissued shares. In the event an option holder leaves us we may provide for varying time periods for exercise of options after the termination of ones employment; provided, that, an incentive stock option plan may not be exercised later than 90 days after an option holder terminates his or her employment with us unless such termination is a consequence of such options holder’s death or disability in which case the option period may be extended for up to 1 year after termination of employment. All of our issued options will vest immediately upon a transaction in which we merge or consolidate with or into any other corporation, or sell or otherwise transfer our property, assets, or business substantially in its entirety to a successor corporation. At that time, upon the exercise of the option, the option holder will receive the number of shares of stock or other securities or property, including cash, to which the holder of a like number of shares of common stock would have been entitled upon the merger, consolidation, sale or transfer if such option had been exercised in full immediately prior thereto. All of our issued options have a term of 10 years. This means the options must be exercised within 10 years from the date of the grant. At December 31, 2007, we have issued and outstanding options to purchase 657,500 shares of our common stock.
Item 10. Recent Sales of Unregistered Securities.
     The following paragraphs list each of our unregistered offerings during the past three years. The shares were sold to persons we believe are high net worth individuals in each of our market areas but because the exemption from registration did not require sales to be made to “accredited” investors, we did not require purchasers to complete a questionnaire as to whether or not such purchasers were “accredited”. All proceeds after offering expenses were used for capital for the Bank and our expansion into Huntsville and Montgomery.
     On November 29, 2007, we consummated a plan of reorganization under Section 3(a) of the Bank Holding Company Act of 1956 by which we became a bank holding company by issuing 5,113,482 shares of our common stock for and in consideration of the 5,113,482 outstanding shares of the common stock of the Bank such that each stockholder of the Bank became a stockholder of us with the same proportional share interest and substantially the same rights as in the Bank. Prior to the plan of reorganization, we were a newly formed holding company with no significant assets. Immediately following the reorganization, our only assets were the 5,113,482 shares of the common stock of the Bank we acquired in the reorganization and thus, on a consolidated basis, our assets and liabilities immediately after the reorganization were substantially the same as the assets and liabilities of the Bank. Consequently, the sh
     In November 2007, the Bank consummated the sale of 99,875 shares of common stock for $20.00 per share to certain officers of the Bank. Since the Bank is a banking institution subject to the regulation of the State of Alabama Banking Department and the FDIC, then the shares of the Bank’s common stock are exempt securities pursuant to Section 3(a)(2) of the Securities Act of 1933 and therefore were not required to be registered with the SEC.
     On or around May 1, 2007, the Bank commenced an offering of up to 550,000 shares of common stock for $20.00 per share. All of these shares were sold by September 27, 2007 to persons in Montgomery, Alabama. Since the Bank is a banking institution subject to the regulation of the State of Alabama Banking Department and the FDIC, then the shares of the Bank’s common stock are exempt securities pursuant to Section 3(a)(2) of the Securities Act of 1933 and therefore were not required to be registered with the SEC.
     On or around June 30, 2006, the Bank commenced an offering of up to 1,500,000 shares of common stock for $15.00 per share. The Bank sold 963,607 shares by August 2006 to persons in Huntsville, Alabama. Since the Bank is a banking institution subject to the regulation of the State of Alabama Banking Department and the FDIC, then the shares of the Bank’s common stock are exempt securities pursuant to Section 3(a)(2) of the Securities Act of 1933 and therefore were not required to be registered with the SEC.
     In May 2005, the Bank consummated its initial offering for its de novo formation of 3,500,000 shares of common stock for $10.00 per share to persons in Birmingham, Alabama. Since the Bank is a banking institution subject to the regulation of the State of Alabama Banking Department and the FDIC, then the shares of the Bank’s common stock are exempt securities pursuant to Section 3(a)(2) of the Securities Act of 1933 and therefore were not required to be registered with the SEC.

Item 11. Description of Registrant’s Securities to be Registered.
Authorized Capital Stock
     Our Certificate of Incorporation provides that we may issue up to 16,000,000 shares of capital stock of which 15,000,000 shares is common stock, par value $.001 per share, and 1,000,000 shares is preferred stock, par value $.001 per share. At our annual meeting of the stockholders held on March 26, 2008, we amended the Certificate of Incorporation to reduce the number of authorized shares from a total of 105 million shares consisting of 100 million shares of common stock and 5 million shares of preferred stock to a total of 16 million shares consisting of 15 million shares of common stock and 1 million shares of preferred stock. The reason for this decrease is to reduce our franchise tax paid in Delaware.
Our Common Stock
     Holders of our common stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders and do not have pre-emptive rights. Cumulative voting is not permitted. This means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors, for example, will be able to elect all of our directors.
     The holders of our common stock are entitled to dividends and other distributions as and if declared by our board of directors out of funds legally available therefor. All outstanding shares of our common stock are, and the shares to be issued in the merger will be, when issued pursuant to the merger agreement, fully paid and nonassessable. Upon our liquidation, dissolution or winding up, the holders of our common stock would be entitled to share pro rata in the distribution of all of our assets, if any, remaining after payment or provision for payment of all our debts and obligations and preferred liquidation payments, if any, to holders of any outstanding shares of preferred stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other security or other property of us. No share of our common stock is subject to any call or assessment.
Our Preferred Stock
     Our board of directors is authorized to issue shares of preferred stock in one or more series. Our board of directors will determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on our common stock and one or more series of preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over our common stock and one or more series of preferred stock. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of us or an unsolicited acquisition proposal.
Certain Provisions of Our Certificate of Incorporation and Delaware Law
     No Classified Board of Directors. Our Certificate of Incorporation and Bylaws provide for our directors to be elected annually for a term of one year.
     Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our Certificate of Incorporation provides that at an annual meeting of stockholders, only such business will be conducted as will have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of such meeting (or any supplement thereof, given by or at the direction of the board of directors of us), (b) otherwise properly brought before the meeting by or at the direction of the board of directors of us, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereto in writing to our Secretary.
     Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:
•	before that date, our board of directors has approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers; and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.
     An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.
Limitations on Liability of Officers and Directors
     Our Certificate of Incorporation contains a provision eliminating or limiting a director’s liability to us and our stockholders for monetary damages arising from acts or omissions in the director’s capacity as a director.
     This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from breaches of their duty of care except as indicated above. As a result of this provision, the ability of us or a stockholder of us to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.
     In addition, our Certificate of Incorporation and Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee or agent of us who by reason of the fact that he or she is a director, officer, employee or agent of us, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Demiurgic Group, 2817 Mabry Road, Atlanta, Georgia 30319, Telephone (404) 886-8757.

Item 12. Indemnification of Directors and Officers.
     Pursuant to section 145 of the Delaware General Corporation Law, as amended, and our Certificate of Incorporation, our officers, directors, employees and agents are entitled to indemnification against liabilities incurred while acting such capacities on our behalf, including reimbursement of certain expenses. In addition, we maintain an officers and directors insurance policy pursuant to which certain of our officers and all directors are entitled to indemnification against certain liabilities, including reimbursement of certain expenses.
     Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys’ fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys’ fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and (iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stockholders, that indemnification is proper in the circumstances because the applicable standard of conduct has not been met. Expenses (including attorneys’ fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is untimely determined tat he is not entitled to be indemnified by the corporation. Expenses (including attorneys’ fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.
     The indemnification provided by the Delaware General Corporation Law has at least two limitations: (i) we are under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.
Item 13. Financial Statements and Supplementary Data.
     The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1. The following information sets forth certain quarterly data over the last two years, 2007 and 2006.

	2007 Quarter Ended
	(Dollars in Thousands, except per share data)
	March 31	June 30	September 30	December 31
Interest Income	$10,882	$12,194	$13,816	$14,525
Interest Expense	5,225	6,133	7,099	7,415
Net Interest Income	5,657	6,061	6,717	7,110
Provision for Loan Loss	643	816	1,041	1,041
Net Income	1,509	1,294	1,264	1,430
Income Per Share, basic	0.32	0.28	0.27	0.32
Income Per Share, diluted	0.32	0.28	0.26	0.30

	2006 Quarter Ended
	(Dollars in Thousands, except per share data)
	March 31	June 30	September 30	December 31
Interest Income	$5,475	$6,964	$8,197	$9,974
Interest Expense	2,205	2,998	3,640	4,492
Net Interest Income	3,270	3,966	4,557	5,482
Provision for Loan Loss	625	506	1,222	899
Net Income	946	1,035	815	1,276
Income Per Share, basic	0.25	0.27	0.21	0.33
Income Per Share, diluted	0.25	0.27	0.21	0.33
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
     There have been no disagreements with our independent accountants and no changes in the past two fiscal years.
     Our consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended, have been audited by Mauldin & Jenkins, LLC, our independent auditor, as stated in their report appearing herein and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Mauldin & Jenkins, LLC was engaged as our independent auditor on July 11, 2006.
     Carr, Riggs & Ingram, L.L.C. served as the Bank’s independent auditors for the period from May 2, 2005 (date of inception) to December 31, 2005 and was dismissed as the Bank’s independent auditor on July 20, 2006. Their reports on the consolidated financial statements for such period did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Carr, Riggs & Ingram, L.L.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
Item 15. Financial Statements and Exhibits.
(a)	The following financial statements are filed as a part of this registration statement:
–	consolidated balance sheets as of December 31, 2007 and 2006;

–	consolidated statements of operation for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005;

–	consolidated statements of comprehensive income (loss) for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005;

–	consolidated statements of shareholders’ equity for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005;

–	consolidated statements of cash flows for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005; and

–	notes to the consolidated financial statements.
(b)	The following exhibits are furnished with this registration statement.

EXHIBIT NO.	NAME OF EXHIBIT

2.1	Plan of Reorganization and Agreement of Merger dated August 29, 2007*

3.1	Certificate of Incorporation*

3.2	Certificate of Amendment to Certificate of Incorporation*

3.3	Bylaws*

4.1	Common stock certificate*

4.2	Certain provisions from the Certificate of Incorporation*

10.1	2005 Amended and Restated Stock Incentive Plan*

10.2	Change of Control Agreement with William M. Foshee*

10.3	Change of Control Agreement with Clarence C. Pouncey III*

10.4	Employment Agreement of Andrew N. Kattos*

10.5	Employment Agreement of G. Carlton Barker*

21	List of Subsidiaries*
*    Previously filed with the Form 10 dated March 28, 2008.

Signatures
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SERVISFIRST BANCSHARES, INC.
By:	/s/ Thomas A. Broughton III
Thomas A. Broughton III,
President and Chief Executive Officer

Date:	April 25, 2008

Attest:

/s/ William M. Foshee
William M. Foshee, Secretary

INDEX TO FINANCIAL STATEMENTS

Page
Annual Financial Statements:

Reports of Independent Registered Public Accounting Firms	F-1

Consolidated Balance Sheets at December 31, 2007 and 2006	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005	F-4

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005	F-5

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005	F-7

Notes to Consolidated Financial Statements	F-8

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Board of Directors
ServisFirst Bancshares, Inc.
Birmingham, Alabama
     We have audited the accompanying consolidated balance sheets of ServisFirst Bancshares, Inc., as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of ServisFirst Bank for the period from May 2, 2005, date of inception, to December 31, 2005 were audited by other auditors, whose report dated March 24, 2006 expressed an unqualified opinion on those statements.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ServisFirst Bancshares, Inc. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Birmingham, Alabama
March 26, 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
ServisFirst Bancshares, Inc.
We have audited the accompanying consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the period from May 2, 2005 (date of inception) to December 31, 2005 of ServisFirst Bancshares, Inc. and subsidiaries (formerly, ServisFirst Bank). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of ServisFirst Bancshares, Inc. and subsidiaries and their cash flows for the period from May 2, 2005 (date of inception) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Carr, Riggs & Ingram, LLC
Birmingham, Alabama
March 24, 2006

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In thousands, except share and per share amounts)

	2007	2006
Assets
Cash and due from banks	$15,756	$15,706
Interest bearing balances due from depository institutions	34,068	22
Federal funds sold	16,598	37,607

Cash and cash equivalents	66,422	53,335
Securities available for sale	87,233	28,119
Restricted equity securities	1,202	805
Mortgage loans held for sale	2,463	2,902

Loans	675,281	440,489
Less allowance for loan losses	(7,732)	(5,418)

Loans, net	667,549	435,071

Premises and equipment, net	4,176	2,605
Accrued interest and dividends receivable	3,949	2,902
Deferred tax assets	2,432	1,795
Other assets	2,824	1,011

Total assets	$838,250	$528,545

Liabilities and Shareholders’ Equity

Liabilities:
Deposits:
Noninterest-bearing	$85,018	$71,224
Interest-bearing	677,665	402,124

Total deposits	762,683	473,348
Other borrowings	73	—
Accrued interest payable	782	556
Other liabilities	2,465	2,353

Total liabilities	766,003	476,257

Shareholders’ equity:
Common stock, par value $.001 per share; 100,000,000 shares authorized; 5,113,482 and 4,463,607 shares issued and outstanding in 2007 and 2006, respectively	5	22,318
Preferred stock, par value $.001 per share; 5,000,000 shares authorized; no shares outstanding	—	—
Additional paid-in capital	63,159	27,360
Retained earnings	8,082	2,585
Accumulated other comprehensive income	1,001	25

Total shareholders’ equity	72,247	52,288

Total liabilities and shareholders’ equity	$838,250	$528,545

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006 AND THE PERIOD FROM
MAY 2, 2005 (DATE OF INCEPTION), TO DECEMBER 31, 2005
(In thousands, except per share amounts)

	2007	2006	2005
Interest income:
Interest and fees on loans	$43,839	$28,280	$5,794
Taxable securities	2,235	323	21
Nontaxable securities	669	108	—
Federal funds sold	4,379	1,871	763
Other interest and dividends	295	28	2

Total interest income	51,417	30,610	6,580

Interest expense:
Deposits	25,871	13,328	2,325
Borrowed funds	1	7	—

Total interest expense	25,872	13,335	2,325

Net interest income	25,545	17,275	4,255
Provision for loan losses	3,541	3,252	3,521

Net interest income after provision for loan losses	22,004	14,023	734

Noninterest income:
Service charges on deposit accounts	584	376	72
Other operating income	857	535	29

Total noninterest income	1,441	911	101

Noninterest expenses:
Salaries and employee benefits	9,308	5,238	1,385
Equipment and occupancy expense	1,566	826	264
Professional services	528	492	154
Other operating expenses	3,394	2,118	824

Total noninterest expenses	14,796	8,674	2,627

During development stage:
Salaries and employee benefits	—	—	276
Equipment and occupancy expense	—	—	53
Professional services	—	—	139
Other operating expenses	—	—	67

Total expenses during development stage	—	—	535

Income (loss) before income taxes	8,649	6,260	(2,327)

Provision for income taxes (benefit)	3,152	2,189	(840)

Net income (loss)	$5,497	$4,071	$(1,487)

Basic earnings (loss) per share	$1.19	$1.06	$(0.42)

Diluted earnings (loss) per share	$1.16	$1.06	$(0.42)

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2007 AND 2006 AND THE PERIOD FROM
MAY 2, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005
(In thousands)

	2007	2006	2005
Net income (loss)	$5,497	$4,071	$(1,487)

Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) arising during period from securities available for sale, net of tax (benefit) of $273, $6 and ($8) for 2007, 2006 and 2005, respectively	531	12	(15)

Unrealized holding gains arising during period from derivative, net of tax of $125 and $14 for 2007 and 2006, respectively	445	28	—

Other comprehensive income (loss)	976	40	(15)

Comprehensive income (loss)	$6,473	$4,111	$(1,502)

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006 AND THE PERIOD FROM
MAY 2, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005
(In thousands except share amounts)

				Accumulated
		Additional	Retained	Other	Total
	Common	Paid-in	Earnings	Comprehensive	Shareholders’
	Stock	Capital	(Deficit)	Income (Loss)	Equity
Balance, May 2, 2005 (Date of Inception)	$—	$—	$—	$—	$—
Sale of 3,500,000 shares	17,500	17,470			34,970
Other comprehensive loss	—	—	—	(15)	(15)
Net loss	—	—	(1,486)	—	(1,486)

Balance, December 31, 2005	17,500	17,470	(1,486)	(15)	33,469
Sale of 963,607 shares	4,818	9,593			14,411
Other comprehensive income	—	—	—	40	40
Stock based compensation expense	—	297	—	—	297
Net income	—	—	4,071	—	4,071

Balance, December 31, 2006	22,318	27,360	2,585	25	52,288
Change in par value	(22,314)	22,314			—
Sale of 649,875 shares	1	12,945	—	—	12,946
Other comprehensive income	—	—	—	976	976
Stock based compensation expense	—	540	—	—	540
Net income	—	—	5,497	—	5,497

Balance, December 31, 2007	$5	$63,159	$8,082	$1,001	$72,247

See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006 AND THE PERIOD FROM
MAY 2, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005
(In thousands)

	2007	2006	2005
OPERATING ACTIVITIES
Net income (loss)	$5,497	$4,071	$(1,487)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred tax benefit	(1,036)	(837)	(971)
Provision for loan losses	3,541	3,252	3,521
Depreciation and amortization	615	396	109
Write-down of investment in limited partnership	—	541	—
Net accretion of investments	(447)	(29)	—
Increase in accrued interest and dividends receivable	(1,047)	(1,693)	(1,208)
Stock compensation expense	540	297	—
Increase in accrued interest payable	226	383	173
Proceeds from mortgage loans held for sale	50,232	45,531	2,526
Originations of mortgage loans held for sale	(49,793)	(46,655)	(4,304)
(Increase) decrease in income tax receivable	—	344	(344)
Increase (decrease) in income tax payable	(183)	536	—
Net change in other assets, liabilities, and other operating activities	2,194	894	227

Net cash provided by (used in) operating activities	10,339	7,031	(1,758)

INVESTING ACTIVITIES
Purchases of securities available for sale	(94,679)	(28,123)	(1,006)
Proceeds from maturities/calls, paydowns of securities available for sale	36,816	975	58
Increase in loans	(239,160)	(192,767)	(249,662)
Purchase of premises and equipment	(2,186)	(1,601)	(1,507)
Purchase of restricted equity securities	(397)	(574)	(230)
Purchase of interest rate floor	—	(230)	—

Net cash used in investing activities	(299,606)	(222,320)	(252,347)

FINANCING ACTIVITIES
Net increase in non-interest bearing deposits	13,794	21,480	49,744
Net increase in interest bearing deposits	275,541	207,820	194,304
Proceeds from other borrowings	73	—	—
Proceeds from sale of stock, net	12,946	14,411	34,970

Net cash provided by financing activities	302,354	243,711	279,018

Net increase in cash and cash equivalents	13,087	28,422	24,913

Cash and cash equivalents at beginning of year	53,335	24,913	—

Cash and cash equivalents at end of year	$66,422	$53,335	$24,913

SUPPLEMENTAL DISCLOSURE
Cash paid for:
Interest	$25,646	$12,953	$2,152

Income taxes	$4,371	$1,605	$475

NONCASH TRANSACTIONS

Other real estate acquired in settlement of loans	$3,141	$585	$—
See Notes to Consolidated Financial Statements.

SERVISFIRST BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
ServisFirst Bancshares, Inc. (the “Company”) was formed on August 16, 2007 and is a bank holding company whose business is conducted by its wholly-owned subsidiary ServisFirst Bank (the “Bank”). The Bank is headquartered in Birmingham, Alabama and provides a full range of banking services to individual and corporate customers throughout the Birmingham market since opening for business in May 2005. In addition, the Bank entered the Huntsville market in 2006 and the Montgomery market in 2007. Prior to opening for business, the Bank was in the development stage. During this period, the Bank was involved in the application process with regulators; raising required capital and making arrangements for personnel, facilities and equipment necessary to begin operations
Basis of Presentation and Accounting Estimates
To prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, valuation of foreclosed real estate and fair values of financial instruments are particularly subject to change. All reported amounts are in thousands except share and per share data.
Cash, Due From Banks, Interest Bearing Balances Due from Financial Institutions and Cash Flows
Cash and due from banks includes cash on hand, cash items in process of collection, amounts due from banks and interest-bearing balances due from financial institutions. For purposes of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans, mortgage loans held for sale, federal funds sold and deposits are reported net.
The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. The total of those reserve balances were approximately $441,000 at December 31, 2007 and $683,000 at December 31, 2006.
Investment Securities
Securities are classified as available for sale when they might be sold before maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported in other comprehensive income in a separate component of shareholders’ equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.
Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investments in Restricted Equity Securities Carried at Cost
Investments in restricted equity securities, without a readily determinable market value, are carried at cost.
Loans
Loans are stated at unpaid principal balances, less deferred loan fees and the allowance for loan losses. Interest on all loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are generally applied as a reduction of the loan principal balance. Interest income on nonaccrual loans is recognized on a cash basis or cost recovery basis until the loan is returned to accrual status. Loan fees, net of direct costs, are reflected as an adjustment to the yield of the related loan over the term of the loan.
Mortgage Loans Held for Sale
The Company classifies certain residential mortgage loans as held for sale. Typically mortgage loans held for sale are sold to a third party investor within a very short time period and are sold without recourse. Net fees earned from this banking service are recorded in noninterest income.
Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for losses on loans. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.
Foreclosed Real Estate
Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property’s new basis. Any write downs based on the asset’s fair value at date of acquisition are charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and any subsequent adjustments to the carrying value are expensed. The Company had a carrying amount of foreclosed real estate of $1,623,000 and $585,000 as of December 31, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets (3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the improvements.
Derivatives and Hedging Activities
As part of the Company’s overall interest rate risk management, the Company uses derivative instruments, which can include interest rate swaps, caps, and floors. Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (Statement 133), requires all derivative instruments to be carried at fair value on the statement of condition. Statement 133 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under Statement 133.
The Company designates the derivative on the date the derivative contract is entered into as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge) or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of the changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash-flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). The remaining gain or loss on the derivative, if any, in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in earnings.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assessed, both at the hedge’s inception and on an ongoing basis (if the hedges do not qualify for short-cut accounting), whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is redesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Derivatives and Hedging Activities (Continued)
When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively and the derivative will continue to be carried on the balance sheet at its fair value with all changes in fair value being recorded in earnings but with no offsetting being recorded on the hedged item or in other comprehensive income for cash flow hedges.
The Company uses derivatives to hedge interest rate exposures associated with mortgage loans held for sale and mortgage loans in process. The Company regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Company’s obligations under forward contracts consist of “best effort” commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Company regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Company’s forward contract and rate lock commitments to customers as of December 31, 2007 and 2006 were not material and have not been recorded.
Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
Stock-Based Compensation
At December 31, 2007, the Company has stock-based compensation plans, which are described more fully in Note 11. Prior to January 1, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation. For the period from May 2, 2005 (date of inception) to December 31, 2005, the Company did not recognize any expense for stock-based employee compensation cost in the statement of operations.
Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under the modified-prospective-method, compensation cost recognized for all share-based payments granted on or after January 1, 2006, is based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Stock-Based Compensation
The following table provides pro forma net loss and loss per share information if we had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation option plans for the period from May 2, 2005 (date of inception) to December 31, 2005.

Period from May 2, 2005 (date of inception) to
December 31,
2005
Net loss as reported	$(1,487)
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all option awards, net of income tax	(99)

Pro forma net loss	$(1,586)

Basic loss per share
As reported	$(0.42)
Pro forma	(0.45)
Diluted loss per share
As reported	$(0.42)
Pro forma	(0.45)
Prior to the adoption of Statement 123(R), the Company would have presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Statement 123(R) requires the cash flows resulting from the excess tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. For the years ended December 31, 2007 and 2006, there was no excess tax benefit resulting from the exercise of stock options.
Earnings (Losses) Per Common Share
Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants.
Loan Commitments and Related Financial Instruments
Financial instruments, which include credit card arrangements, commitments to make loans, and standby letters of credit, are issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments such as stand by letters of credit are considered financial guarantees in accordance with FASB Interpretation No. 45. The fair value of these financial guarantees is not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
Comprehensive Income (Loss)
Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income, which is recognized as a separate component of equity, includes unrealized gains and losses on securities available for sale as well as the interest rate floor that qualifies for cash flow hedge accounting.
Advertising
Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005 was $272,000, $330,000, and $89,000, respectively.
Reclassifications
Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation with no effect on equity and net income (loss).
Recent Accounting Standards
In March 2008, the FASB issued FAS 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedging items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt this Statement at the beginning of the Company’s fiscal year ending December 31, 2009. The Company has not determined the effect that the adoption of FAS 161 will have on its financial statement disclosures.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations which replaces SFAS No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this standard at the beginning of the Company’s fiscal year ending December 31, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS No. 141(R) will have on its consolidated financial statements, but the impact will be limited to any future acquisitions beginning in fiscal year 2009.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. This Statement requires all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt this Statement effective January 1, 2009. The Company has not determined the effect that the adoption of SFAS No. 160 will have on its consolidated results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent Accounting Standards (Continued)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company will adopt this Statement effective January 1, 2008. The Company does not expect the adoption of SFAS No. 159 to have a significant impact on its consolidated results of operations or financial position.
In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on the consolidated financial statements.
NOTE 2. INVESTMENT SECURITIES
The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
		(In thousands)

Securities Available for Sale December 31, 2007:
State and municipal securities	$24,271	$374	$(15)	$24,630
Mortgage-backed securities	62,162	471	(30)	62,603

	$86,433	$845	$(45)	$87,233

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities Available for Sale December 31, 2006:
U.S. Government sponsored agencies	$2,000	$—	$—	$2,000
State and municipal securities	12,969	59	(92)	12,936
Mortgage-backed securities	13,154	71	(42)	13,183

	$28,123	$130	$(134)	$28,119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. INVESTMENT SECURITIES (Continued)
The amortized cost and fair value of securities as of December 31, 2007 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
	(In thousands)

Due within one year	$—	$—
Due from one to three years	633	642
Due from five to ten years	10,607	10,867
Due after ten years	13,031	13,121
Mortgage-backed securities	62,162	62,603

	$86,433	$87,233

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value on these securities is attributable to changes in market interest rates and not credit quality of the issuer.

	Less Than Twelve Months		Twelve Months or More
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
	(In thousands)		(In thousands)

December 31, 2007:
State and municipal securities	$(13)	$3,309	(2)	773
Mortgage-backed securities	(22)	6,440	(8)	726

Total temporarily impaired securities	$(35)	$9,749	$(10)	$1,499

December 31, 2006:
U.S. Government sponsored agencies	$	$2,000	$—	$—
State and municipal securities	(92)	8,135	—	—
Mortgage-backed securities	(24)	4,100	(18)	736

Total temporarily impaired securities	$(116)	$14,235	$(18)	$736

At December 31, 2007 and 2006, no securities had unrealized losses with aggregate depreciation of 5% from the Company’s amortized cost basis. In analyzing an issuer’s financial condition, management considers whether the securities are issued by agencies of the federal government, whether downgrades by bond rating agencies has occurred, and industry analysts’ reports. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.
There were no sales of securities during 2007, 2006, or 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. INVESTMENT SECURITIES (Continued)
The carrying value of investment securities pledged to secure public funds on deposit and for other purposes as required by law as of December 31, 2007 and 2006 was $87,016,000 and $28,119,000, respectively.
Restricted equity securities include (1) a restricted investment in Federal Home Loan Bank stock for membership requirement and to secure available lines of credit, and (2) an investment in First National Banker’s Bank stock. The amount of investment in the Federal Home Loan Bank stock was $952,000 and $554,000 at December 31, 2007 and 2006, respectively. The amount of investment in the First National Banker’s Bank stock was $250,000 at December 31, 2007 and 2006.
NOTE 3. LOANS
The composition of loans is summarized as follows:

	Years Ended December 31,
	2007	2006
	(In thousands)

Commercial, financial, and agricultural	$220,188	$188,305
Real estate – construction	195,238	128,029
Real estate – mortgage	237,002	99,270
Consumer	23,401	25,414

	675,829	441,018
Allowance for loan losses	(7,732)	(5,418)
Net unamortized loan origination fees	(548)	(529)

Loans, net	$667,549	$435,071

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,		Period from May 2, 2005 (date of inception) to December 31,
	2007	2006	2005
	(In thousands)

Balance, beginning of year	$5,418	$3,110	$—
Loans charged off	(1,240)	(1,048)	(411)
Recoveries	13	104	—
Provision for loan losses	3,541	3,252	3,521

Balance, end of year	$7,732	$5,418	$3,110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS (Continued)
Impaired loans were as follows:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Total impaired loans	$11,612	$—	$697
Impaired loans with valuation allowance	6,185	1	297
Impaired loans without valuation allowance	5,427	—	400
Amount of valuation allowance allocated to impaired loans	1,370	—	45
Average balance of impaired loans during the year	7,070	—	1
Interest income not recognized during impairment	114	—	3
Interest income recognized on impaired loans	—	—	—
Nonperforming loans were as follows:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Nonaccrual loans	$4,284	$1	$297
Past due 90 days and still accruing	187	—	400
In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands)

Balance, beginning of year	$14,514	$9,024
Advances	35,552	6,871
Repayments	(37,988)	(1,381)

Balance, end of year	$12,078	$14,514

NOTE 4. PREMISES AND EQUIPMENT
Premises and equipment are summarized as follows:

	December 31,
	2007	2006
	(In thousands)

Furniture and equipment	$2,849	$1,753
Leasehold improvements	2,450	1,355

	5,299	3,108
Accumulated depreciation	(1,123)	(503)

	$4,176	$2,605

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4. PREMISES AND EQUIPMENT (Continued)
The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005 were $615,000, $396,000, and $107,000, respectively.
The Company leases land and building space under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases are summarized as follows:

(In thousands)
2008	$915
2009	910
2010	598
2011	541
2012	545
Thereafter	2,462

$5,971

For the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005, rental expense on operating leases was approximately $802,000, $303,000 and $132,000, respectively.
NOTE 5. DEPOSITS
Deposits are summarized as follows:

	December 31,
	2007	2006
	(In thousands)

Noninterest-bearing demand	$85,018	$71,224
Interest bearing checking	605,788	363,953
Savings	319	131
Time	11,667	6,961
Time, $100,000 and over	59,891	31,079

	$762,683	$473,348

The scheduled maturities of time deposits at December 31, 2007 are as follows:

(In thousands)
2008	$57,658
2009	9,210
2010	1,318
2011	2,381
2012	991

$71,558

At December 31, 2007 and 2006, overdraft deposits reclassified to loans totaled approximately $1,985,000 and $41,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6. FEDERAL FUNDS PURCHASED
At December 31, 2007, the Company had available lines of credit totaling approximately $40 million with various financial institutions for borrowing on a short-term basis, with $0 outstanding. These lines are subject to annual renewals with varying interest rates.
NOTE 7. OTHER BORROWINGS
Other borrowings consist of a $500,000 line of credit from a financial institution obtained in October, 2007 to pay the expenses necessary to reorganize and merge the Company and the Bank. The line matures in October, 2008 and bears interest at the lenders base commercial rate. At December 31, 2007 the rate was 7.50%
NOTE 8. DERIVATIVES
The Company entered into an interest rate floor with a notional amount of $50 million in order to fix the minimum interest rate on a corresponding amount of its floating-rate loans. The interest rate floor was designated as a cash flow hedge and, as such, the changes in fair value are reflected in other comprehensive income net of tax. Under the terms of the floor, which expires June 22, 2009, the Company receives monthly a fixed rate of interest of 7.50% if the Wall Street Journal Prime rate falls to that rate or lower. The estimated fair value of this agreement at December 31, 2007 and 2006, was an asset of approximately $796,000 and $272,000, respectively, which is included in other assets in the Company’s balance sheet. As there are no differences between the critical terms of the interest rate floor and the hedged loans, the Company assumes no ineffectiveness in the hedging relationship.
The Company uses derivatives to hedge interest rate exposures associated with mortgage loans held for sale and mortgage loans in process. The Company regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Company’s obligations under forward contracts consist of “best effort” commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Company regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Company’s forward contract and rate lock commitments to customers as of December 31, 2007 and 2006 were not material and have not been recorded.
NOTE 9. EMPLOYEE AND DIRECTOR BENEFITS
At December 31, 2007, the Company has stock-based compensation plans, which are described below. The compensation cost that has been charged against income for the plan was approximately $540,000 and $297,000 for the years ended December 31, 2007 and 2006, respectively. Included in stock-based compensation for 2007 and 2006 is expense recognized related to option and warrants granted in 2005, the fair value of which were determined using a Black-Scholes-Merton valuation model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. EMPLOYEE AND DIRECTOR BENEFITS (Continued)
Stock Options
The Company’s 2005 Stock Incentive Plan (the “Plan”), permits the grant of stock options to its officers, employees, directors and organizers of the Company for up to 1,025,000 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Plan. Option awards are generally granted with an exercise price equal to the estimated fair market value of the Company’s stock at the date of grant. Option awards vest in varying amounts from 2007 through 2014 and are based on continuous service during that vesting period and have a ten-year contractual term. Dividends are not paid on unexercised options and dividends are not subject to vesting. The Plan provides for accelerated vesting if there is a change in control (as defined in the Plan). There are 367,500 stock option shares available to be granted as of December 31, 2007.
The Company has granted non-plan options to certain key relationships to purchase up to an aggregate amount of 55,000 shares of the Company’s common stock at between $15.00 and $20.00 per share for 10 years. These options are non-qualified and not part of the 2005 Amended and Restated Stock Option Plan.
The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an index of Alabama traded community banks. The expected term of options granted is based on the short-cut method and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

			Period from
			May 2, 2005
			(date of inception)
	Years Ended December 31,		to December 31,
	2007	2006	2005
Expected volatility	20.00%	20.00%	20.00%
Expected dividends	.50%	.50%	.50%
Expected term (in years)	7 years	7 years	7 years
Risk-free rate	4.15%	4.86%	3.98%
The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2006 and period from May 2, 2005 (date of inception) to December 31, 2005 was $4.92, $3.92 and $3.02, respectively.
The following tables summarize the status of stock options granted by the Company.

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (years)	Value
				(in Thousands)
Year Ended December 31, 2007:
Outstanding at beginning of year	517,000	$11.35	8.99	$1,894
Granted	201,500	17.56	—	—
Exercised	—	—	—	—
Forfeited	(6,000)	10.00	—	—

Outstanding at end of year	712,500	13.12	8.43	4,905

Exercisable at end of year	20,000	$10.00	7.30	$200

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. EMPLOYEE AND DIRECTOR BENEFITS (Continued)
Stock Options (Continued)

			Weighted-
		Weighted-	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price	Term (years)	Intrinsic Value
				(in Thousands)
Year Ended December 31, 2006:
Outstanding at beginning of year	229,000	$10.00	9.30	$—
Granted	304,000	12.30	—	—
Exercised	—	—	—	—
Forfeited	(16,000)	10.06	—	—

Outstanding at end of year	517,000	11.35	8.99	1,894

Exercisable at end of year	10,000	$10.00	8.30	$50
Year Ended December 31, 2005:
Outstanding at beginning of year	—	$—	—	$—
Granted	229,000	10.00	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at end of year	229,000	10.00	9.30	—

Exercisable at end of year	—	$—	—	$—
Options outstanding at December 31, 2007 were as follows:

		Weighted-	Weighted-
		Average	Average
		Remaining	Exercise	Aggregate
Range of		Contractual Life	Price per	Intrinsic
Exercise Price	Shares	(Years)	Share	Value
				(in Thousands)
$10.00	208,000	7.30	$10.00	$2,080
11.00	204,500	8.31	11.00	1,840
15.00	197,000	8.96	15.00	985
20.00	103,000	9.94	20.00	—

	712,500	8.43	$13.12	$4,905

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. EMPLOYEE AND DIRECTOR BENEFITS (Continued)
Stock Options (Continued)
Exercisable options at December 31, 2007 were as follows:

		Weighted-	Weighted-
		Average	Average
		Remaining	Exercise	Aggregate
Range of		Contractual Life	Price per	Intrinsic
Exercise Price	Shares	(Years)	Share	Value
(in Thousands)
$10.00	20,000	7.30	$10.00	$200
As of December 31, 2007, there was $2,059,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. The cost is expected to be recognized over a weighted-average period of 2.59 years.
Stock Warrants
In recognition of the efforts and financial risks undertaken by the Bank’s organizers in 2005, the Bank granted organizers granted warrants to purchase a total 60,000 shares of common stock at a price of $10, which was the fair market value of the Bank’s common stock at the date of the grant. The warrants vest in equal annual increments over a three year period commencing on the first anniversary date of the Bank’s incorporation and will terminate on the tenth anniversary of the incorporation date. The total number of warrants outstanding at December 31, 2007 and 2006 was 60,000.
There were no stock warrants granted, exercised, or forfeited during 2007 or 2006. The fair value of each stock warrants granted in 2005 was estimated on the date of grant using a Black-Scholes-Merton valuation model using the assumptions noted in the following table.

Period from May 2, 2005 (date of inception) to
December 31,
2005
Expected volatility	20.00%
Expected dividends	0.00%
Expected term (in years)	3 years
Risk-free rate	3.69%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. EMPLOYEE AND DIRECTOR BENEFITS (Continued)
Stock Warrants (Continued)
As of December 31, 2007, there was $38,000 of unrecognized compensation cost related to nonvested warrants. The cost is expected to be recognized over a weighted-average period of 0.42 years.
The following tables summarize the status of stock warrants granted by the Company.

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (years)	Value
				(in Thousands)
Year Ended December 31, 2007:
Outstanding at beginning of year	60,000	$10.00	8.30	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at end of year	60,000	10.00	7.30	600

Exercisable at end of year	40,000	$10.00	7.30	$400

Year Ended December 31, 2006:
Outstanding at beginning of year	60,000	$10.00	9.30	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at end of year	60,000	10.00	8.30	—

Exercisable at end of year	20,000	$10.00	8.30	$100

Period from May 2, 2005 (date of inception) to December 31, 2005:
Outstanding at beginning of period	—	$—	—	$—
Granted	60,000	10.00	10.00	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at end of period	60,000	10.00	9.30	—

Exercisable at end of period	—	$—	—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.	EMPLOYEE AND DIRECTOR BENEFITS (Continued)
401K Profit Sharing Plan

The Company has a retirement savings 401(k) and profit sharing plan in which all employees may participate upon attaining one year of service and the age of 21. For employees in service with the Company at June 15, 2005, the length of service and age requirements were waived. The Company matches employees’ contributions based on a percentage of salary contributed by participants and may make additional discretionary profit sharing contributions. The Company’s expense for the plan was $202,000, $106,000 and $32,000 for the years ended December 31, 2007 and 2006 and the period from May 2, 2005 (date of inception) to December 31, 2005, respectively.

NOTE 10.	COMMON STOCK
During 2005, the Bank completed an offering of 3,500,000 shares of common stock. The shares were issued and sold at $10 per share of which approximately 670,000 shares were purchased by directors, officers and their families. This sale of stock resulted in net proceeds of $34,970,000. This includes stock offering expenses of $30,000.

During 2006, the Bank completed an offering of 963,607 shares of common stock. The shares were issued and sold at $15 per share to accredited investors of which 78,077 shares were purchased by directors, officers and their families. This sale of stock resulted in net proceeds of $14,411,000. This includes stock offering expenses of $43,000.

During 2007, the Bank completed two offerings totaling 649,875 shares of common stock. The shares were issued and sold at $20 per share of which approximately 184,875 shares were purchased by directors, officers and their families. This sale of stock resulted in net proceeds of $12,946,000. This includes stock offering expenses of $51,000.

On August 16, 2007, ServisFirst Bancshares, Inc. was formed with 100,000,000 authorized shares of common stock, par value $.001, and issued one share, and 5,000,000 authorized shares of preferred stock, par value $.001, with no shares issued. On November 29, 2007, each share of the Bank’s 5,113,182 shares of $5 par value per share common stock was exchanged for one share of ServisFirst Bancshares, Inc., $0.001 par value per share common stock, or a total of 5,113,182 shares of ServisFirst Bancshares, Inc. common stock. The original one share which was issued on August 16, 2007 was simultaneously repurchased.

NOTE 11.	REGULATORY MATTERS
The Bank is subject to dividend restrictions set forth by the Alabama State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the Alabama State Banking Department, declare dividends in excess of the sum of the current year’s earnings plus the retained earnings from the prior two years. Additionally, as a new bank, the regulators will not allow the Bank to pay dividends during its first three years of operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.	REGULATORY MATTERS (Continued)
The Company and the Bank are subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2007, that the Company and the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized; the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the following table. Management believes that it is well capitalized under the prompt corrective action provisions as of December 31, 2007. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and the Bank’s actual capital amounts and ratios are presented in the following table:

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2007:
Total Capital to Risk Weighted Asset:
Consolidated	$78,978	11.22%	$56,306	8.00%	$	N/A	N/A
ServisFirst Bank	79,035	11.22%	56,306	8.00%		70,382	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	71,246	10.12%	28,152	4.00%		N/A	N/A
ServisFirst Bank	71,303	10.12%	28,152	4.00%		42,229	6.00%
Tier I Capital to Average Assets
Consolidated	71,246	8.40%	28,152	4.00%		N/A	N/A
ServisFirst Bank	71,303	8.40%	28,152	4.00%		35,082	5.00%
As of December 31, 2006:
Total Capital to Risk Weighted Assets	$57,681	11.58%	$39,864	8.00%		$49,829	10.00%
Tier I Capital to Risk Weighted Assets	52,263	10.49%	19,9325	4.00%		29,898	6.00%
Tier I Capital to Average Assets	52,263	10.32%	20,253	4.00%		25,316	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.	OTHER OPERATING INCOME AND EXPENSES
The major components of other operating income and expense included in noninterest income and noninterest expense are as follows:

	Years Ended December 31,		Period from May 2, 2005 (date of inception) to December 31,
	2007	2006	2005
	(In thousands)
Other operating income
Mortgage fee income	$654	$470	$15
Other	203	65	14

	$857	$535	$29

Other operating expenses:
Postage	$129	$71	$15
Telephone	130	81	22
Data processing	718	442	163
Recording fees	202	172	66
Supplies	205	176	88
Customer and public relations	335	199	83
Marketing	272	347	89
State sales tax	190	111	75
Other	1,213	518	222

	$3,394	$2,117	$823

NOTE 13.	INCOME TAXES
The components of income tax expense (benefit) are as follows:

	Years Ended December 31,		Period from May 2, 2005 (date of inception) to December 31,
	2007	2006	2005
	(In thousands)
Current	$4,188	$3,026	$131
Deferred	(1,036)	(837)	(971)

Income tax expense (benefit)	$3,152	$2,189	$(840)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.	INCOME TAXES (Continued)
The Company’s total income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Year Ended December 31, 2007
		% of Pre-tax
	Amount	Earnings
	(In thousands)
Income tax at statutory federal rate	$2,941	34.00%
Effect on rate of:
State income tax , net of federal tax effect	165	1.91%
Tax-exempt income, net of expenses	(102)	(1.18%)
Incentive stock option expense	163	1.88%
Other	(15)	(0.18%)

Effective income tax and rate	$3,152	36.43%

	Year Ended December 31, 2006
Income tax at statutory federal rate	$2,129	34.00%
Effect on rate of:
State income tax , net of federal tax effect	154	2.70%
Federal tax credits	(175)	(8.26%)
Incentive stock option expense	86	1.50%
Other	(5)	(1.13%)

Effective income tax and rate	$2,189	28.81%

	Period from May 2, 2005 (date of inception) to December 31, 2005
Income tax benefit at statutory federal rate	$(791)	(34.00%)
Effect on rate of:
State income tax, net of federal tax effect	(67)	(2.88%)
Tax	18	0.78%

Effective income tax and rate	$(840)	(36.10%)

The components of net deferred tax asset are as follows:

	December 31,
	2007	2006
	(In thousands)
Start-up costs	$168	$182
Net unrealized (gains) losses on securities available for sale and cash flow hedge	(412)	(13)
Depreciation	(107)	(55)
Deferred loan fees	299	203
Allowance for loan losses	2,422	1,476
Nonqualified equity awards	41	16
Other	21	(14)

Net deferred income tax assets	$2,432	$1,795

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.	COMMITMENTS AND CONTINGENCIES
Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, credit card arrangements, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. A summary of the Company’s commitments and contingent liabilities is approximately as follows:

	December 31,
	2007	2006
	(In thousands)
Commitments to extend credit	$291,937	$141,380
Credit card arrangements	5,849	2,441
Standby letters of credit	21,010	32,924

	$318,796	$176,745

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company.

NOTE 15.	CONCENTRATIONS OF CREDIT
The Company originates primarily commercial, residential, and consumer loans to customers in the Company’s market area. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in this area.

The Company’s loan portfolio is primarily concentrated in loans secured by real estate of which 64% is secured by real estate located in the Company’s primary market area. In addition, a substantial portion of the other real estate owned is located in that same market. Accordingly, the ultimate collectability of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company’s primary market area.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.	EARNINGS PER SHARE
A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations are presented below.

	Years Ended December 31,		Period from May 2, 2005 (date of inception) to December 31,
	2007	2006	2005
	(In thousands, except share and per share amounts)
Earnings (losses) per share

Weighted average common shares outstanding	4,617,422	3,831,881	3,500,000

Net income (loss)	$5,497	$4,072	$(1,486)

Basic earnings (losses) per share	$1.19	$1.06	$(0.42)

Weighted average common shares outstanding	4,617,422	3,831,881	3,500,000
Dilutive effects of assumed conversions and exercises of stock options and warrants	104,442	14,230	—

Weighted average common and dilutive potential common shares outstanding	4,721,864	3,846,111	3,500,000

Net income (loss)	$5,497	$4,072	$(1,486)

Diluted earnings (losses) per share	$1.16	$1.06	$(0.42)

NOTE 17.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)
Investment securities: Fair values for investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is based on quoted market prices of comparable instruments.

Restricted equity securities: Fair values for other investments are considered to be their cost as they are redeemed at par value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is based on carrying amounts. The fair value of other loans (for example, fixed rate commercial real estate, mortgage loans, and industrial loans) is estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair value for impaired loans is estimated using discounted cash flow analysis, or underlying collateral values, where applicable.

Derivatives: The fair value of the interest rate swap is based on quoted prices from an outside third party.

Accrued interest and dividends receivable: The carrying amount of accrued interest and dividends receivable approximates its fair value.

Deposits: The fair value disclosed for demand deposits is, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Loan commitments: Fair values of the Company’s off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company’s other off-balance-sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amount and estimated fair value of the Company’s financial instruments were as follows:

	December 31,
	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In thousands)
Financial assets:
Cash and short-term investments	$66,422	$66,422	$53,336	$53,336
Investment securities	87,233	87,233	28,119	28,119
Restricted equity securities	1,202	1,202	805	805
Mortgage loans held for sale	2,463	2,463	2,902	2,902
Loans, net	667,549	669,300	435,071	431,057
Accrued interest and dividends receivable	3,949	3,949	2,902	2,902
Derivative	796	796	272	272

	$829,614	$831,365	$523,407	$519,393

Financial liabilities:
Deposits	$762,683	$763,368	473,348	473,536
Accrued interest payable	782	782	556	556

	$763,465	$764,150	$473,904	$474,092

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.	BUSINESS COMBINATION
During the second quarter of 2007 the shareholders approved the formation of a holding company for ServisFirst Bank. On November 29, 2007, each share of ServisFirst Bank’s $5 par value common stock was exchanged for one share of ServisFirst Bancshares, Inc. $0.001 common stock. The combination was accounted for by transferring the net assets of ServisFirst Bank to ServisFirst Bancshares, Inc. at the carrying amount. The net income of the Bank prior to the combination was $4,963,000 and has been included in the consolidated statements of operations.

NOTE 19.	PARENT COMPANY FINANCIAL INFORMATION
The following information presents the condensed balance sheet of ServisFirst Bancshares, Inc. as of December 31, 2007 and the condensed statements of income and cash flows for the period from August 16, 2007, date of inception, to December 31, 2007.
BALANCE SHEET
(In thousands)

Assets
Cash and due from banks	$1
Investment in subsidiary	72,304
Other assets	32

Total assets	$72,337

Liabilities
Other borrowings	$73
Other liabilities	17

90

Stockholders’ equity
Common stock	5
Paid in capital	63,159
Retained earnings	8,082
Accumulated other comprehensive income	1,001

Total stockholders equity	72,247

Total liabilities and stockholders’ equity	$72,337

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19.	PARENT COMPANY FINANCIAL INFORMATION (Continued)
STATEMENT OF INCOME
(In thousands)

Expense
Interest on other borrowings	$1
Other operating expenses	88

Loss before income taxes and equity in undistributed earnings of subsidiary	(89)

Income tax benefit	(33)

Loss before equity in undistributed earnings of subsidiary	(56)

Equity in undistributed earnings of subsidiary	590

Net income	$534

STATEMENT OF CASH FLOWS
(In thousands)

Net income	$534
Other	(33)
Equity in undistributed earnings of subsidiary	(590)

Net cash used in operating activities	(89)

Financing activities
Proceeds from other borrowings	73
Increase in other liabilities	17

Net cash provided by financing activities	90

Increase in cash and cash equivalents	1
Cash and cash equivalents at beginning of year	—

Cash and cash equivalents at end of year	$1